Chatham Lodging Trust

2023 Annual Report



About Chatham Lodging Trust

Chatham Lodging Trust is a self-advised, publicly-traded real estate investment trust focused primarily on investing in upscale extended-stay hotels and premium-branded, select-service hotels. Our high-quality hotels are located in major markets with high barriers to entry, near primary demand generators for both business and leisure guests. Our primary objective is to generate attractive returns for our shareholders through investing in hotel properties at prices that provide strong returns on invested capital, paying meaningful dividends and generating long-term value appreciation.






HIGH-QUALITY HOTELS IN HIGH-QUALITY MARKETS



Seattle, WA: **4%**
Minnesota: **1%**
Denver, CO: **3%**
Nashville, TN: **2%**
Silicon Valley, CA: **13%**
Los Angeles, CA: **9%**
San Diego, CA: **6%**
Dallas, TX: **6%**
Austin, TX: **6%**
San Antonio, TX: **2%**
Houston, TX: **3%**

New Hampshire: **5%**
Portland, ME: **4%**
Massachusetts: **3%**
Connecticut: **2%**
New York: **7%**
Pennsylvania: **3%**
Washington, D.C.: **8%**
Charleston, SC: **3%**
Savannah, GA: **3%**
Destin, FL: **2%**
Orlando, FL: **2%**
Fort Lauderdale, FL: **3%**



Jeffrey H. Fisher
Chairman, Chief Executive
Officer and President

Dear Shareholder,

For Chatham, 2023 was quite the roller coaster, with the beginning of the year meaningfully impacted by significant layoffs in the technology sector, followed by the elimination of internship programs for the summer, all while business travel in most other markets was performing well. After Labor Day, building off the strong business travel recovery around the country, our technology markets started to gain traction in the fourth quarter. Plenty of notable accomplishments in 2023 include:

• Grew RevPAR by 6.1 percent, beating industry performance by about 25 percent

• Increased profits by 25 percent in other departments

• Reduced net debt by $26 million and leverage ratio to 25 percent from 27 percent

• Repaid $150 million of maturing debt using available liquidity and new debt issuances

• Issued $83 million of fixed-rate debt

• Paid common share dividends of $0.28 per share compared to $0.07 per share in 2022

• Participated in the Global Real Estate Sustainability Benchmark ("GRESB") for the second time, increasing our overall score by 9 percent from 75 to 82

    – Earned four of five GRESB Stars and was awarded GRESB's "Green Star"

    – Received an overall score of 82/100, ranking 31st out of 115 listed companies in the Americas region and 2nd in Chatham's peer group

For the first time since the pandemic, 2023 RevPAR exceeded pre-pandemic levels when you exclude our five primarily tech-driven hotels in Silicon Valley and Bellevue, Wash. 2023 RevPAR for those five hotels was 28 percent below 2019 RevPAR levels. Chatham will grow its earnings rapidly as these five hotels continue to recover as they accounted for approximately 17 percent of hotel EBITDA in 2023 versus 30 percent in 2019. As I write this letter, RevPAR for those five hotels is up more than 10 percent for each of the last five months, and business travel demand in these markets is encouraging. If hotel EBITDA recovers to pre-pandemic levels at these five hotels, we would increase our hotel EBITDA by $16 million and FFO per share by $0.32, or 14 percent and 27 percent respectively, over 2023 levels.

Big Tech is constantly evolving, and we are in the midst of another transformation with the development of Artificial Intelligence (AI) technology. Employment in the valley exceeds pre-pandemic levels, and tech companies are finally getting more serious about employees returning to the office and this will boost room demand.

Sunnyvale, where we have two hotels encompassing 479 rooms or over 8 percent of Chatham's total rooms, is becoming the epicenter of AI. It is where Applied Materials, which has forever been one of our top accounts, announced plans to build the EPIC Center. That's the Equipment and Process Innovation and Commercialization Center, which is a $4 billion, 180,000 square foot R&D facility only blocks away from our two Sunnyvale Residence Inns. The EPIC Center will be a state-of-the-art facility for collaborative innovation with chip makers, universities and ecosystem partners. Some of those partners include AMD, Nvidia and Western Digital, all customers of ours.

CHATHAM'S BRAND COMPOSITION



46%	Residence Inn
11%	Homewood Suites
9%	Courtyard
8%	Hilton Garden
7%	Hampton Inn
6%	Hyatt Place
4%	Embassy
3%	SpringHill
6%	Other

Based on the percentage of hotel EBITDA for
the twelve months ended December 31, 2023

CHATHAM'S TOP MARKETS



13%	Silicon Valley
9%	NH/ME
9%	Los Angeles
8%	DC
7%	Greater NY
6%	San Diego
6%	Dallas
5%	Austin
4%	Seattle
3%	Houston
3%	Denver
3%	Pittsburgh
22%	Other

Based on the percentage of hotel EBITDA for
the twelve months ended December 31, 2023

Also in Sunnyvale, Intuitive Surgical, another one of our top accounts, is meaningfully expanding its campus, building another 1 million square feet of office space proximate to our hotels. Lastly, Google's expansion into San Jose Downtown was delayed, but we're benefiting as they continue to expand their Caribbean campus in Sunnyvale. Consequently, travel demand is growing and is promising for 2024 and beyond. Chatham has the highest exposure to Big Tech hotel demand of all lodging REITs, and our hotels stand to outperform.

Over the past few years, we prudently positioned our balance sheet and have full capability to easily repay all our remaining maturing debt without doing anything else from a capital markets perspective. We are at our lowest leverage levels in over a decade with a leverage ratio of approximately 25 percent. Since the pandemic in early 2020, we've sold assets with an average age of 26 years for $165 million and avoided $18 million in near term renovations that we determined would have no meaningful return on investment while investing $173 million in new hotels with an average age of two years.

With so much flexibility and unencumbered assets, we can accretively acquire hotels. We also intend to commence the development of a second hotel in Portland, Maine, one of our top performing hotels, on the site of our existing surface parking lot. With respect to external growth, the bid-ask spread seems to have adjusted from last year, and we are optimistic that we will be able to acquire hotels this year.

In conclusion, I am confident in the state of the U.S. lodging industry and its future. Fundamentals are solid as the supply demand equation should benefit owners over the next couple of years. At Chatham, new supply in our hotel sub-markets is less than 1 percent. With construction costs elevated and lending restricted, supply should remain muted for the foreseeable years ahead. That bodes well for us.

Thank you for your support and confidence in Chatham Lodging Trust's leadership and associates.

Sincerely,



Jeffrey H. Fisher
Chairman, Chief Executive Officer and President

March 18, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-34693

CHATHAM LODGING TRUST

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**27-1200777**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

222 Lakeview Avenue, Suite 200	
West Palm Beach, Florida	**33401**
(Address of Principal Executive Offices)	**(Zip Code)**

(561) 802-4477

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares of Beneficial Interest, $0.01 par value per share	**CLDT**	**New York Stock Exchange**
6.625% Series A Cumulative Redeemable Preferred Shares	**CLDT-PA**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ☒ No

The aggregate market value of the 47,930,948 common shares of beneficial interest held by non-affiliates of the registrant was $448,633,673 based on the closing sale price on the New York Stock Exchange for such common shares of beneficial interest as of June 30, 2023.

The number of common shares of beneficial interest outstanding as of February 27, 2024 was 48,904,295.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for its 2024 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission on or before April 30, 2024) are incorporated by reference into this Annual Report on Form 10-K in response to Part III hereof.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), and as such may involve known and unknown risks, uncertainties, assumptions and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identified by our use of words, such as "intend," "plan," "may," "should," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," or similar expressions, whether in the negative or affirmative. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects, among others, are forward-looking by their nature:

- our business and investment strategy;
- our forecasted operating results;
- completion of hotel acquisitions and dispositions;
- completion of hotel developments;
- our ability to obtain future financing arrangements;
- our expected leverage levels;
- our understanding of our competition;
- market and lodging industry trends and expectations;
- our investment in joint ventures;
- anticipated capital expenditures; and
- our ability to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information available to us at the time the forward-looking statements are made. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, prospects, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks when you make an investment decision concerning our common shares. Additionally, the following factors could cause actual results to vary from our forward-looking statements:

- the factors included in this report, including those set forth under the sections titled "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other reports that we file with the United States Securities and Exchange Commission ("SEC"), or in other documents that we publicly disseminate;
- general volatility of the financial markets and the market price of our securities;
- performance of the lodging industry in general;
- business interruptions due to cyber-attacks;
- impacts on our business of a prolonged government shutdown;
- decreased travel because of geopolitical events, including terrorism, outbreaks of disease like COVID-19 and current U.S. government policies;
- the ultimate geographic spread, severity and duration of pandemics such as COVID-19, actions that may be taken by governmental authorities to contain or address the impact of such pandemics, and the potential negative impacts of such pandemics on the global economy and our financial condition and results of operations;
- changes in our business or investment strategy;
- availability, terms and deployment of capital;
- availability of and our ability to attract and retain qualified personnel;
- our leverage levels;
- our capital expenditures;
- changes in our industry and the markets in which we operate, interest rates or the general U.S. or international economy;

- our ability to maintain our qualification as a REIT for U.S. federal income tax purposes; and
- the degree and nature of our competition.

All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect us. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report, except as required by law. Such forward-looking statements should be read in light of the risk factors identified in the "Risk Factors" section of this Annual Report on Form 10-K.

Item 1. Business

Dollar amounts presented in this Item 1 are in thousands, except per share data.

Overview

Chatham Lodging Trust ("we," "us" or the "Company") was formed as a Maryland real estate investment trust on October 26, 2009. We elected to be taxed as a REIT for federal income tax purposes commencing with our 2010 taxable year. The Company is internally-managed and invests primarily in upscale extended-stay and premium-branded select-service hotels.

We had no operations prior to the consummation of our initial public offering ("IPO") in April 2010. The net proceeds from our share offerings are contributed to Chatham Lodging, L.P., our operating partnership (the "Operating Partnership"), in exchange for partnership interests. Substantially all of the Company's assets are held by, and all of its operations are conducted through, the Operating Partnership. Chatham Lodging Trust is the sole general partner of the Operating Partnership and owns 100% of the common units of limited partnership interest in the Operating Partnership ("common units"). Certain of the Company's executive officers hold vested and unvested long-term incentive plan units in the Operating Partnership ("LTIP Units"), which are presented as non-controlling interests on our consolidated balance sheets.

As of December 31, 2023, the Company owned 39 hotels with an aggregate of 5,915 rooms located in 16 states and the District of Columbia. Prior to September 23, 2021, the Company held a 10.0% noncontrolling interest in a joint venture (the "Inland JV") with affiliates of Colony Capital, Inc. ("CLNY"), which owned 48 hotels acquired from Inland American Real Estate Trust, Inc. ("Inland"), comprising an aggregate of 6,402 rooms. Chatham sold its interest in the Inland JV in September 2021. Prior to March 18, 2021, the Company also held a 10.3% noncontrolling interest in a joint venture (the "NewINK JV") with affiliates of CLNY, which owned 46 hotels acquired from a joint venture (the "Innkeepers JV") between the Company and Cerberus Capital Management ("Cerberus"), comprising an aggregate of 5,948 rooms. Chatham sold its interest in the NewINK JV in March 2021.

To maintain our qualification as a REIT, the Company cannot operate its hotels. Therefore, the Operating Partnership and its subsidiaries lease our wholly owned hotels to taxable REIT subsidiary lessees ("TRS Lessees"), which are wholly owned by the Company's taxable REIT subsidiary ("TRS") holding company. Each hotel is leased to a TRS Lessee under a percentage lease that provides for rental payments equal to the greater of (i) a fixed base rent amount or (ii) a percentage rent based on hotel room revenue. Lease revenue from each TRS Lessee is eliminated in consolidation.

The TRS Lessees have entered into management agreements with third-party management companies that provide day-to-day management for the hotels. As of December 31, 2023, Island Hospitality Management, LLC ("IHM"), which is 100% owned by Jeffrey H. Fisher, the Company's Chairman, President and Chief Executive Officer, managed all of the Company's hotels.

As of December 31, 2023, our hotels include upscale extended-stay hotels that operate under the Residence Inn by Marriott® brand (sixteen hotels), the Homewood Suites by Hilton® brand (six hotels), the Home2 Suites by Hilton® brand (one hotel) and the TownePlace Suites by Marriott® brand (one hotel), as well as premium-branded select-service hotels that operate under the Courtyard by Marriott® brand (four hotels), the Hampton Inn or Hampton Inn and Suites by Hilton® brand (three hotels), the Hilton Garden Inn by Hilton® brand (four hotels), the SpringHill Suites by Marriott® brand (one hotel), the Hyatt Place® brand (two hotels), and all-suite hotels that operate under the upper scale Embassy Suites® brand (one hotel).

We primarily invest in upscale extended-stay hotels such as Homewood Suites by Hilton®, Residence Inn by Marriott®, Home2 Suites by Hilton®, and TownePlace Suites by Marriott®. We also invest in upscale or upper upscale all-suite hotels such as SpringHill Suites by Marriott® and Embassy Suites®. Extended-stay and all-suite hotels typically have the following characteristics:

- principal customer base includes business travelers, whether short-term transient travelers or those on extended assignments and corporate relocations;

- services and amenities include complimentary breakfast and evening hospitality hour, high-speed internet access, in-room movie channels, limited meeting space, linen and room cleaning service, 24-hour front desk, guest grocery services, and an on-site maintenance staff; and

- physical facilities include large suites, quality construction, full separate kitchens in each guest suite or suites that include a wet bar, refrigerator and microwave, quality room furnishings, pool, and exercise facilities.

Additionally, we invest in premium-branded select-service hotels such as Courtyard by Marriott®, Hampton Inn®, Hampton Inn and Suites by Hilton®, Hyatt Place® and Hilton Garden Inn by Hilton®. The service and amenity offerings of these hotels typically include complimentary breakfast or a smaller for pay breakfast or evening dining option, high-speed internet access, local calls, in-room movie channels, and linen and room cleaning service.


Financial Information About Industry Segments


We evaluate all of our hotels as a single industry segment because all of our hotels have similar economic characteristics and provide similar services to similar types of customers. Accordingly, we do not report segment information.

Business Strategy

Our primary objective is to generate attractive returns for our shareholders through investing in hotel properties (whether wholly owned or through a joint venture) at prices that provide strong returns on invested capital, paying dividends and generating long-term value appreciation. We believe we can create long-term value by pursuing the following strategies:

- *Disciplined acquisition of hotel properties:* We invest primarily in premium-branded upscale extended-stay and select-service hotels with a focus on the 25 largest metropolitan markets in the United States. We focus on acquiring hotel properties at prices below replacement cost in markets that have strong demand generators and where we expect demand growth will outpace new supply. We also seek to acquire properties that we believe are undermanaged or undercapitalized.

- *Opportunistic hotel repositioning:* We employ value-added strategies, such as re-branding, renovating, expanding or changing management, when we believe such strategies will increase the operating results and values of the hotels we acquire.

- *Aggressive asset management:* Although as a REIT we cannot operate our hotels, we proactively manage our third-party hotel manager in seeking to maximize hotel operating performance. Our asset management activities seek to ensure that our third-party hotel manager effectively utilizes franchise brands' marketing programs, develops effective sales management policies and plans, operates properties efficiently, controls costs, and develops operational initiatives for our hotels that increase guest satisfaction. As part of our asset management activities, we regularly review opportunities to reinvest in our hotels to maintain quality, increase long-term value and generate attractive returns on invested capital.

- *Selective hotel development:* We may consider developing a limited number of hotels in cases where we believe newly developed hotels will generate attractive returns and enhance the quality of our hotel portfolio.

- *Flexible selection of hotel management companies*: We are flexible in our selection of hotel management companies and select managers that we believe will maximize the performance of our hotels. We utilize independent management companies, including IHM, a hotel management company 100% owned by Mr. Fisher that as of December 31, 2023, managed all of our hotels. We believe this strategy increases the universe of potential acquisition opportunities we can consider because many hotel properties are encumbered by long-term management contracts.

- *Selective investment in hotel debt:* We may consider selectively investing in debt collateralized by hotel property if we believe we can foreclose on or acquire ownership of the underlying hotel property in the relative near term. We do not intend to invest in any debt where we do not expect to gain ownership of the underlying property or to originate any debt financing.

We plan to maintain a prudent capital structure and intend to maintain our leverage over the long term at a ratio of net debt to investment in hotels at cost (defined as our initial acquisition price plus the gross amount of any subsequent capital investment and excluding any impairment charges) at a level that will be similar to the levels at which we have operated in the past. We have maintained a leverage ratio between the mid 20s and the low 50s. A subsequent decrease in hotel property values will not necessarily cause us to repay debt to comply with this target. At December 31, 2023, our leverage ratio was approximately 24.8 percent, which decreased from 26.6 percent at December 31, 2022. Over time, we intend to finance our growth with free cash flow, debt and issuances of common shares and/or preferred shares. Our debt may include mortgage debt collateralized by our hotel properties and unsecured debt.

When purchasing hotel properties, we may issue common units in our Operating Partnership as full or partial consideration to sellers who may desire to take advantage of tax deferral on the sale of a hotel or participate in the potential appreciation in value of our common shares.

Competition

We face competition for investments in hotel properties from institutional pension funds, private equity investors,

REITs, hotel companies and others who are engaged in hotel investments. Some of these entities have substantially greater financial and operational resources than we have or may be willing to use higher leverage. This competition may increase the bargaining power of property owners seeking to sell, reduce the number of suitable investment opportunities available to us and increase the cost of acquiring our targeted hotel properties.

The lodging industry is highly competitive. Our hotels compete with other hotels, and alternative lodging marketplaces, for guests in each market in which they operate. Competitive advantage is based on a number of factors, including location, convenience, brand affiliation, room rates, range of services and guest amenities or accommodations offered and quality of customer service. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels and alternative lodging market places. Competition could adversely affect our occupancy rates, our average daily rates ("ADR") and revenue per available room ("RevPAR"), and may require us to provide additional amenities or make capital improvements that we otherwise would not have to make, which may reduce our profitability.

Seasonality

Demand for our hotels is affected by recurring seasonal patterns. Generally, we expect that we will have lower revenue, operating income and cash flow in the first and fourth quarters and higher revenue, operating income and cash flow in the second and third quarters. These general trends are, however, influenced by overall economic cycles and the geographic locations of our hotels. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, we expect to utilize cash on hand or borrowings under our credit facility to pay expenses, debt service or to make distributions to our equity holders.

Regulation

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe each of our hotels has the necessary permits and approvals to operate its business, and each is adequately covered by insurance.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act of 1990 ("ADA") to the extent that such properties are "public accommodations" as defined by the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that our hotel properties substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of these properties to determine compliance, and one or more properties may not be fully compliant with the ADA.

If we are required to make substantial modifications to our hotel properties, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders could be adversely affected. The obligation to make readily achievable accommodations is ongoing, and we will continue to assess our properties and to make alterations as appropriate.

Environmental Regulations

Under various federal, state and local laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefore as to any property are generally not limited under such laws and could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate contamination from such substances, may adversely affect the owner's ability to sell the real estate or to borrow funds using such property as collateral, which could have an adverse effect on our return from such investment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by release of hazardous substances and for property contamination. For instance, a person exposed to asbestos while working at or staying in a hotel may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental issues restrict the use of a property or place conditions on various activities. One example is laws that require a business using chemicals to manage them carefully and to notify local officials if regulated spills occur.

Although it is our policy to require an acceptable Phase I environmental site assessment for all real property in which we invest prior to our investment, such surveys are limited in scope. As a result, there can be no assurance that a Phase I environmental site assessment will uncover any or all hazardous or toxic substances on a property prior to our investment in that property. We cannot assure you that:

- there are not existing environmental liabilities related to our properties of which we are not aware;
- future laws, ordinances or regulations will not impose material environmental liability; or
- the current environmental condition of a hotel will not be affected by the condition of properties in the vicinity of the hotel (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Tax Status

We elected to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ended December 31, 2010 under the Internal Revenue Code of 1986, as amended (the "Code"). Our qualification as a REIT depends upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares of beneficial interest. We believe that we are organized in conformity with the requirements for qualification as a REIT under the Code and that our current and intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for federal income tax purposes.

As a REIT, we generally will not be subject to federal income tax on our REIT taxable income that we distribute to our shareholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we will be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by our TRS Lessees will be fully subject to federal, state and local corporate income tax.

Hotel Management Agreements

        The management agreements with IHM have an initial term of five years and will automatically renew for two successive five-year periods unless IHM provides written notice no later than 90 days prior to the then-current term's expiration date of their intent not to renew. The IHM management agreements provide for early termination at the Company's option upon sale of any IHM-managed hotel for no termination fee, with six months' advance notice.The IHM management agreements may be terminated for cause, including the failure of the managed hotel to meet specified performance levels. Base management fees are calculated as a percentage of the hotel's gross room revenue. If certain financial thresholds are met or exceeded, an incentive management fee is calculated as 10% of the hotel's net operating income less fixed costs, base management fees and a specified return threshold. The incentive management fee is capped at 1% of gross hotel revenues for the applicable calculation.

As of December 31, 2023, certain key terms of our management agreements for our 39 hotels were as follows (dollars are not in thousands):

Property	Management Company	Base Management Fee	Monthly Accounting Fee	Monthly Revenue Management Fee	Incentive Management Fee Cap
Homewood Suites by Hilton Boston-Billerica/ Bedford/ Burlington	IHM	3.0 %	$1,200	$1,000	1.0 %
Homewood Suites by Hilton Minneapolis-Mall of America	IHM	3.0 %	$1,200	$1,000	1.0 %
Homewood Suites by Hilton Nashville-Brentwood	IHM	3.0 %	$1,200	$1,000	1.0 %
Homewood Suites by Hilton Hartford-Farmington	IHM	3.0 %	$1,200	$1,000	1.0 %
Homewood Suites by Hilton Orlando-Maitland	IHM	3.0 %	$1,200	$1,000	1.0 %
Hampton Inn & Suites Houston-Medical Center	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Long Island Holtsville	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn White Plains	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn New Rochelle	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Garden Grove	IHM	3.0 %	$1,500	$1,000	1.0 %
Homewood Suites by Hilton San Antonio River Walk	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Washington DC	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Tysons Corner	IHM	3.0 %	$1,200	$1,000	1.0 %
Hampton Inn Portland Downtown	IHM	3.0 %	$1,200	$1,000	1.0 %
Courtyard Houston	IHM	3.0 %	$1,500	$1,000	1.0 %
Hyatt Place Pittsburgh North Shore	IHM	3.0 %	$1,500	$1,000	1.0 %
Hampton Inn Exeter	IHM	3.0 %	$1,200	$1,000	1.0 %
Hilton Garden Inn Denver Tech	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn Bellevue	IHM	3.0 %	$1,500	$1,000	1.0 %
SpringHill Suites Savannah	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn Silicon Valley I	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Silicon Valley II	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn San Mateo	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Mountain View	IHM	3.0 %	$1,200	$1,000	1.0 %
Hyatt Place Cherry Creek	IHM	3.0 %	$1,500	$1,000	1.0 %
Courtyard Addison	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn San Diego Gaslamp	IHM	3.0 %	$1,500	$1,000	1.0 %
Hilton Garden Inn Marina del Rey	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn Dedham	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Il Lugano	IHM	3.0 %	$1,500	$1,000	1.0 %
Hilton Garden Inn Portsmouth	IHM	3.0 %	$1,500	$1,000	1.0 %
Courtyard Summerville	IHM	3.0 %	$1,500	$1,000	1.0 %
Embassy Suites Springfield	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn Summerville	IHM	3.0 %	$1,500	$1,000	1.0 %
Courtyard Dallas	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn Austin Northwest/The Domain Area	IHM	3.0 %	$1,500	$1,000	1.0 %
TownePlace Suites Austin Northwest/The Domain Area	IHM	3.0 %	$1,500	$1,000	1.0 %
Home2 Suites Woodland Hills	IHM	3.0 %	$1,500	$1,000	1.0 %
Hilton Garden Inn Destin Miramar Beach	IHM	3.0 %	$1,500	$1,000	1.0 %

Management fees totaled approximately $10.6 million, $10.1 million and $7.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Hotel Franchise Agreements

The fees associated with the franchise agreements are calculated as a specified percentage of the hotel's gross room revenue. Certain key terms of our franchise agreements for our hotels as of December 31, 2023 were as follows:

Property	Franchise Company	Franchise/ Royalty Fee	Marketing/ Program Fee	Expiration
Homewood Suites by Hilton Boston-Billerica/ Bedford/ Burlington	Promus Hotels, Inc.	4.0 %	4.0 %	2025
Homewood Suites by Hilton Minneapolis-Mall of America	Promus Hotels, Inc.	4.0 %	4.0 %	2025
Homewood Suites by Hilton Nashville-Brentwood	Promus Hotels, Inc.	4.0 %	4.0 %	2025
Homewood Suites by Hilton Hartford-Farmington	Promus Hotels, Inc	4.0 %	4.0 %	2025
Homewood Suites by Hilton Orlando-Maitland	Promus Hotels, Inc.	4.0 %	4.0 %	2025
Hampton Inn & Suites Houston-Medical Center	Hampton Inns Franchise LLC	6.0 %	4.0 %	2035
Residence Inn Long Island Holtsville	Marriott International, Inc.	5.5 %	2.5 %	2025
Residence Inn White Plains	Marriott International, Inc.	5.5 %	2.5 %	2030
Residence Inn New Rochelle	Marriott International, Inc.	5.5 %	2.5 %	2030
Residence Inn Garden Grove	Marriott International, Inc.	5.0 %	2.5 %	2031
Homewood Suites by Hilton San Antonio River Walk	Promus Hotels, Inc.	4.0 %	4.0 %	2026
Residence Inn Washington DC	Marriott International, Inc.	5.5 %	2.5 %	2033
Residence Inn Tysons Corner	Marriott International, Inc.	5.0 %	2.5 %	2031
Hampton Inn Portland Downtown	Hampton Inns Franchise LLC	6.0 %	4.0 %	2032
Courtyard Houston	Marriott International, Inc.	5.5 %	2.0 %	2030
Hyatt Place Pittsburgh North Shore	Hyatt Hotels, LLC	5.0 %	3.5 %	2030
Hampton Inn Exeter	Hampton Inns Franchise LLC	6.0 %	4.0 %	2031
Hilton Garden Inn Denver Tech	Hilton Garden Inns Franchise LLC	5.5 %	4.3 %	2028
Residence Inn Bellevue	Marriott International, Inc.	5.5 %	2.5 %	2033
SpringHill Suites Savannah	Marriott International, Inc.	5.0 %	2.5 %	2033
Residence Inn Silicon Valley I	Marriott International, Inc.	5.5 %	2.5 %	2029
Residence Inn Silicon Valley II	Marriott International, Inc.	5.5 %	2.5 %	2029
Residence Inn San Mateo	Marriott International, Inc.	5.5 %	2.5 %	2029
Residence Inn Mountain View	Marriott International, Inc.	5.5 %	2.5 %	2029
Hyatt Place Cherry Creek	Hyatt Hotels, LLC	5.0 %	3.5 %	2034
Courtyard Addison	Marriott International, Inc.	5.5 %	2.0 %	2029
Residence Inn San Diego Gaslamp	Marriott International, Inc.	6.0 %	2.5 %	2035
Hilton Garden Inn Marina del Rey	Hilton Franchise Holding LLC	5.5 %	4.3 %	2030
Residence Inn Dedham	Marriott International, Inc.	6.0 %	2.5 %	2030
Residence Inn Il Lugano	Marriott International, Inc.	6.0 %	2.5 %	2045
Hilton Garden Inn Portsmouth	Hilton Garden Inns Franchise LLC	5.5 %	4.0 %	2037
Courtyard Summerville	Marriott International, Inc.	6.0 %	2.5 %	2037
Embassy Suites Springfield	Hilton Franchise Holding LLC	5.5 %	4.0 %	2037
Residence Inn Summerville	Marriott International, Inc.	6.0 %	2.5 %	2038
Courtyard Dallas	Marriott International, Inc.	6.0 %	2.0 %	2038
Residence Inn Austin Northwest/The Domain Area	Marriott International, Inc.	5.5% to 6.0%	2.5 %	2036
TownePlace Suites Austin Northwest/The Domain Area	Marriott International, Inc.	3.0% to 5.5%	2.0 %	2041
Home2 Suites Woodland Hills	Hilton Franchise Holding LLC	3.0% to 5.0%	3.0 %	2040
Hilton Garden Inn Destin Miramar Beach	Hilton Franchise Holding LLC	5.5 %	4.0 %	2042

Franchise and marketing/program fees totaled approximately $24.9 million, $23.7 million and $16.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Operating Leases

The Residence Inn San Diego Gaslamp hotel property is subject to a ground lease with an expiration of January 31, 2065 and we have an extension option of up to three additional terms of ten years each. Monthly payments are currently approximately $44 thousand per month and increase 10% every five years. The hotel is subject to supplemental rent payments annually calculated as 5% of gross revenues during the applicable lease year, minus 12 times the monthly base rent scheduled for the lease year.

The Residence Inn New Rochelle hotel property is subject to an air rights lease and a garage lease, each of which expires on December 1, 2104. The lease agreements with the City of New Rochelle cover the space above the parking garage that is occupied by the hotel as well as 128 parking spaces in a parking garage that is attached to the hotel. The annual base rent for the garage lease is the hotel's proportionate share of the city's adopted budget for the operations, management and maintenance of the garage and established reserves to fund for the cost of capital repairs. Aggregate rent for 2023 under these leases amounted to approximately $30 thousand per quarter.

The Hilton Garden Inn Marina del Rey hotel property is subject to a ground lease with an expiration of December 31, 2067. Minimum monthly payments are currently approximately $47 thousand per month and a percentage rent payment less the minimum rent is due in arrears equal to 5% to 25% of gross income based on the type of income.

The Company entered into a corporate office lease in September 2015. The lease is for a term of 11 years and includes a 12-month rent abatement period and certain tenant improvement allowances. The Company has a renewal option of up to two successive terms of five years each. On June 1, 2023, the Company executed an amendment to the corporate office lease to vacate and surrender possession of 7,374 rentable square feet in exchange for an early termination payment of $0.1 million. The partial termination of this lease required the Company to apply ASC 842 and remeasure the right of use asset and lease liability and recognize those adjustments in the consolidated statement of operations. The Company shares the space with related parties and is reimbursed for the pro-rata share of rentable space occupied by the related parties.

The Company is the lessee under ground, air rights, garage and office lease agreements for certain of its properties, all of which qualify as operating leases as of December 31, 2023. The leases typically provide multi-year renewal options to extend the term as lessee at the Company's option. Option periods are included in the calculation of the lease obligation liability only when options are reasonably certain to be exercised.

In calculating the Company's lease obligations under the various leases, the Company uses discount rates estimated to be equal to what the Company would have to pay to borrow on a collateralized basis over a similar term, for an amount equal to the lease payments, in a similar economic environment. Lease obligations are based on contractually-required cash payments while lease expense is recognized on a straight-line basis.

The following table includes information regarding the Company's total minimum lease payments for which it is the lessee, as of December 31, 2023, for each of the next five calendar years and thereafter (in thousands):

Total Future Lease Payments	
	Amount
2024	$ 1,875
2025	1,940
2026	1,728
2027	1,272
2028	1,272
Thereafter	62,282
Total lease payments	$ 70,369

Human Capital

As of February 27, 2024, we had 17 employees. All persons employed in the day-to-day operations of our hotels are employees of the management companies engaged by our TRS Lessees to operate such hotels. None of our employees are represented by a collective bargaining agreement, however, certain hotel level employees of IHM are represented under a collective bargaining agreement.

Our key human capital management objectives are to attract, recruit, hire, develop and promote a deep and diverse set of talent that translates into a strong and successful workforce. To support these objectives, our human resource programs are designed to develop talent to prepare employees for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefit programs; enhance our culture through efforts to foster, promote and preserve a culture of diversity and inclusion; and invest in technology, tools, and resources to enable employees at work.

Corporate Responsibility

We are committed to creating value while being responsible stewards at our hotels, in the community, and in our industry. While the COVID-19 pandemic presented tumultuous challenges, the new reality we experienced reinforced our desire to formalize our historical efforts relating to Environmental, Social, and Governance (ESG) issues into a more structured corporate responsibility strategy. We are proud to have published our first Corporate Responsibility Report in March 2021.

In February 2022, the Company established a standalone Environmental Social and Governance Committee made up of members of the Board of Trustees of the Company (the "Board of Trustees") and two of our executive officers.

In December 2023, we published our annual Corporate Responsibility Report which includes reporting with standards from the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB) and Task Force on Climate-related Financial Disclosures (TCFD). The report is available on our website at www.chathamlodgingtrust.com.

Environmental and Sustainability

Our initiatives are intended to improve energy efficiency at our hotels but also to enhance the value and profitability of our hotels. Among these energy efficiency programs are the installation of energy efficient lighting, guestroom "smart" thermostats that adjust room conditions based upon occupancy status, low-flow toilet systems, and recycling laundry water. We are committed to seeking new environmental initiatives to implement across our portfolio.

Corporate Citizenship and Community Impact

The Company prioritizes the need to invest in the communities in which our properties are located. In addition, we have made a significant effort to give back to the local charitable organizations in the West Palm Beach area, where our corporate office is located. In combination with IHM, we have engaged in events for charitable organizations in a number of ways including participating in race events for charity, collecting food and feeding those in need, and reading and providing gifts to underprivileged children during the holidays. Our employees' volunteer efforts have directly added value to our local community.

Diversity, Equity and Inclusion

The Company maintains a strong focus on achieving its objectives with respect to diversity, equity and inclusion. In August 2021, the Company increased racial and gender diversity in the composition of its board. 28.6% of Chatham's board members are female and 14.3% identify as members of an underrepresented group. In January 2022, the Company and the CEO became proud participants in the CEO Action for Diversity and Inclusion™ pledge. As part of the pledge, the Company commits to cultivate a diverse and inclusive workplace environment with the free exchange of ideas.

Available Information

Our Internet website is www.chathamlodgingtrust.com. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports on Forms 3, 4 and 5 and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. All reports that we have filed with the SEC, including this annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, can also be obtained free of charge from the SEC's website www.sec.gov. In addition, our website includes corporate governance information, including the charters for committees of our Board of Trustees, our Corporate Governance Guidelines, Conflict of Interest Policy and our Code of Business Conduct. This information is available in print to any shareholder who requests it by writing to Investor Relations, Chatham Lodging Trust, 222 Lakeview Avenue, Suite 200, West Palm Beach, FL 33401. The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings that we make with the SEC.

Item 1A. Risk Factors

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occurs, our business, financial condition or results of operations could suffer, our ability to make cash distributions to our shareholders could be impaired and the trading price of our common shares could decline. You should know that many of the risks described may apply to more than just the subsection in which we grouped them for the purpose of this presentation.

SUMMARY

Risks Related to Our Business

- The COVID-19 pandemic has had, and may continue to have, or a future pandemic could have, adverse effects on our financial condition, results of operations, cash flows and performance.
- Our investment policies are subject to revision from time to time at our Board of Trustees' discretion.
- We depend on the efforts and expertise of our key executive officers whose continued service is not guaranteed.
- Our future growth depends on obtaining new financing.
- We must rely on third-party management companies to operate our hotels in order to qualify as a REIT.
- The management of the hotels in our portfolio is currently concentrated in one hotel management company.
- Our franchisors could cause us to expend additional funds on upgraded operating standards.
- Our franchisors may cancel or fail to renew our existing franchise licenses.
- Fluctuations in our financial performance, capital expenditure requirements and excess cash flow could adversely affect our ability to make distributions.
- Future debt service obligations could adversely affect our overall operating results or cash flow and may require us to liquidate our properties.
- If we are unable to repay our debt obligations in the future, we may be forced to refinance debt or dispose of or encumber our assets, which could adversely affect distributions to shareholders.
- Interest expense on our debt may limit our cash available to fund growth strategies and shareholder distributions.
- Failure to hedge effectively against interest rate changes may adversely affect us.
- Joint venture investments that we may make could be adversely affected by our lack of decision-making authority, our reliance on joint venture partners' financial condition and disputes between us and our joint-venture partners.
- We may from time to time make distributions to our shareholders in the form of our common shares, which could result in shareholders incurring tax liability without receiving sufficient cash to pay such tax.
- Our conflict of interest policy may not be successful in eliminating the influence of future conflicts of interest that may arise between us and our trustees, officers and employees.
- There may be conflicts of interest between us and affiliates owned by our Chief Executive Officer.
- Hotel development is subject to timing, cost, and other risks.
- Inflation and price volatility could impact our business and results of operations.

Risks Related to the Lodging Industry

- The lodging industry has experienced significant declines in the past and failure of the lodging industry to exhibit improvement may adversely affect our ability to execute our business strategy.
- Our ability to make distributions to our shareholders may be affected by operating risks in the lodging industry.
- Competition for acquisitions may reduce the number of properties we can acquire.
- Competition for guests may lower our hotels' revenues and profitability.
- The cyclical nature of the lodging industry may adversely affect the return on our investments.
- Due to our concentration therein, a downturn in the lodging industry would adversely affect our business.
- The ongoing need for capital expenditures at our hotel properties may adversely affect our business.

- The increasing use by consumers of Internet travel intermediaries and alternative lodging market places may adversely affect our profitability.

- The need for business-related travel may be adversely affected by the use of business-related technology.

- Risks related to information technology.

- Future terrorist attacks or changes in terror alert levels could adversely affect travel and hotel demand.

- We may assume liabilities in connection with the acquisition of hotel properties, including unknown liabilities.

- Uninsured and underinsured losses could adversely affect our operating results.

- We face risks associated with natural disasters and the direct and indirect physical effects of climate change, which may include more frequent and more severe storms, hurricanes, flooding, droughts and wildfires, any of which could have a material adverse effect on our hotel properties, operations, cash flows and financing options.

- Noncompliance with environmental laws and governmental regulations could adversely affect our business.

- Compliance with the ADA and other changes in governmental rules and regulations could substantially increase our cost of doing business.

- The outbreak of widespread contagious disease, such as COVID-19, could reduce travel.

General Risks Related to the Real Estate Industry

- Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our hotel properties.

- Increases in our property taxes would adversely affect our ability to make distributions to our shareholders.

- Our hotel properties may contain or develop harmful mold, which could lead to liabilities and remediation costs.

Risks Related to Our Organization and Structure

- Our rights and the rights of our shareholders to take action against our trustees and officers are limited.

- Provisions of Maryland law may limit the ability of a third party to acquire control of our Company.

- Provisions of our declaration of trust may limit the ability of a third party to acquire control of our Company.

- Failure to make required distributions would subject us to tax.

- Failure to maintain our qualification as a REIT would subject us to federal income tax and potentially other taxes.

- Our TRS Lessee structure subjects us to the risk of increased hotel operating expenses.

- Our TRS structure increases our overall tax liability.

- Our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

- If our leases with our TRS Lessees are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT.

- Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

- If our hotel managers do not qualify as "eligible independent contractors," we would fail to qualify as a REIT.

- Our ownership limitations may restrict or prevent you from engaging in certain transfers of our common shares.

- The ability of our Board of Trustees to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

- The ability of our Board of Trustees to change our major policies may not be in our shareholders' interest.

- If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our investors could lose confidence in our reported financial information, which could harm our business and the value of our shares.

- Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

- We may be subject to adverse legislative or regulatory tax changes.

- We may be unable to generate sufficient cash flows from our operations to make distributions to our shareholders at any time in the future.

- Our revolving credit facility and term loan may limit our ability to pay dividends on common shares.

- The market price of our equity securities may vary substantially.

- The number of shares available for future sale could adversely affect the market price of our common shares.

- Future offerings of debt or equity securities or incurrence of debt may adversely affect the market price of our common shares.

Risks Related to Our Business

The COVID-19 pandemic has had, and may continue to have, or a future pandemic could have, adverse effects on our financial condition, results of operations, cash flows and performance.

The COVID-19 pandemic has had a severe and negative impact on both the U.S. economy and the global economy. Financial markets have experienced significant volatility as a result of the COVID-19 pandemic. Globally and throughout the United States, federal and local governments instituted quarantines, restrictions on travel, school closings, "shelter in place" orders, and restrictions on types of businesses that could continue operations. These restrictions had a severe impact on the U.S. lodging industry.

The rapid development and fluidity of the COVID-19 pandemic made it extremely difficult to assess the pandemic's full adverse economic impact, and future impact, on our financial condition, results of operations, cash flows and performance. An outbreak of another disease or similar public health threat, or fear of such an event, that affects travel demand, travel behavior or travel restrictions could have a material adverse impact on our business, financial condition and operating results. Outbreaks of other diseases could also result in increased government restrictions and regulation, such as those actions described above or otherwise, which could adversely affect our operations.

Our investment policies are subject to revision from time to time at our Board of Trustees' discretion, which could diminish shareholder returns below expectations.

Our investment policies may be amended or revised from time to time at the discretion of our Board of Trustees, without a vote of our shareholders. Such discretion could result in investments that may not yield returns consistent with investors' expectations.

We depend on the efforts and expertise of our key executive officers whose continued service is not guaranteed.

We depend on the efforts and expertise of our chief executive officer, as well as our other senior executives, to execute our business strategy. The loss of their services, and our inability to find suitable replacements, could have an adverse effect on our business.

Our future growth depends on obtaining new financing and if we cannot secure financing in the future, our growth will be limited.

The success of our growth strategy depends on access to capital through use of excess cash flow, borrowings or subsequent issuances of common shares or other securities. Acquisitions of new hotel properties will require significant additional capital and existing hotels (including those owned through joint ventures) require periodic capital improvement initiatives to remain competitive. We may not be able to fund acquisitions or capital improvements solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gains) each year to satisfy the requirements for qualification as a REIT for federal income tax purposes. As a result, our ability to fund capital expenditures for acquisitions through retained earnings is very limited. Our ability to grow through acquisitions of hotels will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on capital markets conditions. We cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

We must rely on third party management companies to operate our hotels in order to qualify as a REIT under the Code and, as a result, we have less control than if we were operating the hotels directly.

To maintain our qualification as a REIT under the Code, third parties must operate our hotels. We lease each of our hotels to our TRS Lessees. Our TRS Lessees, in turn, have entered into management agreements with third party management companies to operate our hotels. While we expect to have some input on operating decisions for those hotels leased by our TRS Lessees and operated under management agreements, we have less control than if we were managing the hotels ourselves. Even if we believe that our hotels are not being operated efficiently, we may not be able to require an operator to change the way it operates our hotels. If this is the case, we may decide to terminate the management agreement and potentially incur costs associated with the termination. Additionally, Mr. Fisher, our Chairman and Chief Executive Officer, controls IHM, a hotel management company that, as of December 31, 2023, managed all of our hotels and may manage additional hotels that we acquire in the future. See "There may be conflicts of interest between us and affiliates owned by our Chief Executive Officer" below.

The management of the hotels in our portfolio is currently concentrated in one hotel management company.

As of December 31, 2023, IHM managed all 39 of our hotels. As a result, a substantial portion of our revenue is generated by hotels managed by IHM. This significant concentration of operational risk in one hotel management company makes us more vulnerable economically than if our hotel management was more diversified among several hotel management companies. Any adverse developments in IHM's business and affairs, financial strength or ability to operate our hotels efficiently and effectively could have a material adverse effect on our business, financial condition, or results of operations and our ability to make distributions to our shareholders. We cannot provide assurance that IHM will satisfy its obligations to us or effectively and efficiently operate out hotel properties.

Our franchisors could cause us to expend additional funds on upgraded operating standards, which may reduce cash available for distribution to shareholders.

Our hotels operate under franchise agreements, and we may become subject to the risks that are found in concentrating our hotel properties in one or several franchise brands. Our hotel operators must comply with operating standards and terms and conditions imposed by the franchisors of the hotel brands under which our hotels operate. Pursuant to certain of the franchise agreements, certain upgrades are required approximately every seven years, and the franchisors may also impose upgraded or new brand standards, such as substantially upgrading the bedding, enhancing the complimentary breakfast or increasing the value of guest awards under its 'frequent guest' program, which can add substantial expense for the hotel. The franchisors also may require us to make certain capital improvements to maintain the hotel in accordance with system standards, the cost of which can be substantial and may reduce cash available for distribution to our shareholders.

Our franchisors may cancel or fail to renew our existing franchise licenses, which could adversely affect our operating results and our ability to make distributions to shareholders.

Our franchisors periodically inspect our hotels to confirm adherence to the franchisors' operating standards. The failure of a hotel to maintain standards could result in the loss or cancellation of a franchise license. We rely on our hotel managers to conform to operational standards. In addition, when the term of a franchise license expires, the franchisor has no obligation to issue a new franchise license. The loss of a franchise license could have a material adverse effect on the operations or the underlying value of the affected hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a franchise license or adverse developments with respect to a franchise brand under which our hotels operate could also have a material adverse effect on our financial condition, results of operations and cash available for distribution to shareholders.

Fluctuations in our financial performance, capital expenditure requirements and excess cash flow could adversely affect our ability to make distributions to our shareholders.

As a REIT, we are required to distribute at least 90% of our REIT taxable income each year to our shareholders (determined without regard to the deduction for dividends paid and excluding any net capital gains). In the event of downturns in our operating results and financial performance or unanticipated capital improvements to our hotels (including capital improvements that may be required by franchisors or joint venture partners), we may be unable to declare or pay distributions to our shareholders, or maintain our then-current dividend rate. The timing and amount of distributions are in the sole discretion of our Board of Trustees, which considers, among other factors, our financial performance, debt service obligations and applicable debt covenants (if any), and capital expenditure requirements. We cannot assure you we will generate sufficient cash in order to fund distributions.

Among the factors which could adversely affect our results of operations and distributions to shareholders are reductions in hotel revenues; increases in operating expenses at the hotels leased to our TRS Lessees; increased debt service requirements, including those resulting from higher interest rates on our indebtedness; cash demands from joint ventures and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels, and unknown liabilities, such as environmental claims. Hotel revenue can decrease for a number of reasons, including increased competition from new hotels and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at hotels and could directly affect us negatively by:

- reducing the hotel revenue that we recognize with respect to hotels leased to our TRS Lessees; and

- correspondingly reducing the profits (or increasing the loss) of hotels leased to our TRS Lessees. We may be unable to reduce many of our expenses in tandem with revenue declines, (or we may choose not to reduce them for competitive reasons), and certain expenses may increase while our revenue declines.

Future debt service obligations could adversely affect our overall operating results or cash flow and may require us to liquidate our properties, which could adversely affect our ability to make distributions to our shareholders and our share price.

We plan to maintain a prudent capital structure and intend to maintain our leverage over the long term at a ratio of net debt to investment in hotels (at cost) (defined as our initial acquisition price plus the gross amount of any subsequent capital investment and excluding any impairment charges) at a level that will be similar to the levels at which we have operated in the past. A subsequent decrease in hotel property values will not necessarily cause us to repay debt to comply with this limitation. We may be able to incur substantial additional debt, including secured debt, in the future. Incurring additional debt could subject us to many risks, including the risks that:

- operating cash flow will be insufficient to make required payments of expenses, principal and interest;

- our leverage may increase our vulnerability to adverse economic and industry conditions;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash available for distribution to our shareholders, funds available for operations and capital expenditures, future business opportunities or other purposes;

- the terms of any refinancing will not be as favorable as the terms of the debt being refinanced; and

- the terms of our debt may limit our ability to make distributions to our shareholders.

If we violate covenants in our debt agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all.

If we are unable to repay our debt obligations in the future, we may be forced to refinance debt or dispose of or encumber our assets, which could adversely affect distributions to shareholders.

If we do not have sufficient funds to repay our outstanding debt at maturity or before maturity in the event we breach our debt agreements and our lenders exercise their right to accelerate repayment, we may be required to refinance the debt through additional debt or additional equity financings. Covenants applicable to our existing and future debt could impair our planned investment strategy and, if violated, result in a default. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses. We have placed mortgages on certain of our hotel properties, have assumed mortgages on other hotels we acquired and may place additional mortgages on certain of our hotels to secure other debt. To the extent we cannot meet any future debt service obligations, we will risk losing some or all of our hotel properties that are pledged to secure our obligations to foreclosure.

Interest expense on our debt may limit our cash available to fund our growth strategies and shareholder distributions.

Higher interest rates could increase debt service requirements on debt under our credit facility and any floating rate debt that we incur in the future, as well as any amounts we seek to refinance, and could reduce the amounts available for distribution to our shareholders, as well as reduce funds available for our operations, future business opportunities, or other purposes. Interest expense on our term loan and revolving credit facility is based on floating interest rates.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations and our ability to make shareholder distributions.

We may obtain in the future one or more forms of interest rate protection, such as swap agreements, interest rate cap contracts or similar agreements, to hedge against the possible negative effects of interest rate fluctuations. However, such hedging implies costs and we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. Furthermore, any such hedging agreements would subject us to the risk of incurring significant non-cash losses on our hedges due to declines in interest rates if our hedges were not considered effective under applicable accounting standards.

Joint venture investments that we may make could be adversely affected by our lack of decision-making authority, our reliance on joint venture partners' financial condition and disputes between us and our joint-venture partners.

We were co-investors with CLNY in each of the NewINK JV and the Inland JV, which owned 46 and 48 hotels, respectively, and we may invest in additional joint ventures in the future. We may not be in a position to exercise decision-making authority regarding the properties owned through joint ventures that we may invest in. Our joint-venture partners may be able to make certain important decisions about our joint venture and the joint-venture properties without our approval or consent. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including reliance on our joint-venture partners and the possibility that joint-venture partners might become bankrupt or fail to fund their share of required capital contributions, thus exposing us to liabilities in excess of our share of the investment. Joint-venture partners may have business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner would have full control over the partnership or joint venture. Any disputes that may arise between us and our joint-venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or trustees from focusing their time and effort on our business. Consequently, actions by, or disputes with, our joint-venture partners might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners.

We may from time to time make distributions to our shareholders in the form of our common shares, which could result in shareholders incurring tax liability without receiving sufficient cash to pay such tax.

Although we have no current intention to do so, we may in the future distribute taxable dividends that are payable in cash or common shares. Taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. shareholder sells the common shares that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our shares at the time of the sale. Furthermore, with respect to certain non-U.S. shareholders, we may be required to withhold federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common shares. In addition, if a significant number of our shareholders sell common shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common shares.

Our conflict of interest policy may not be successful in eliminating the influence of future conflicts of interest that may arise between us and our trustees, officers and employees.

We have adopted a policy that any transaction, agreement or relationship in which any of our trustees, officers or employees has a direct or indirect pecuniary interest must be approved by a majority of our disinterested trustees. Other than this policy, however, we have not adopted and may not adopt additional formal procedures for the review and approval of conflict of interest transactions generally. As such, our policies and procedures may not be successful in eliminating the influence of conflicts of interest.

There may be conflicts of interest between us and affiliates owned by our Chief Executive Officer.

Our Chief Executive Officer, Mr. Fisher, owned 100% of IHM, a hotel management company that, as of December 31, 2023, managed all of our hotels and may manage additional hotels that we acquire or own (wholly or through a joint venture) in the future. Because Mr. Fisher is our Chairman and Chief Executive Officer and controls IHM, conflicts of interest may arise between us and Mr. Fisher as to whether and on what terms new management contracts will be awarded to IHM, whether and on what terms management agreements will be renewed upon expiration of their terms, enforcement of the terms of the management agreements and whether hotels managed by IHM will be sold.

Hotel development is subject to timing, cost, and other risks.

Hotel development involves a number of risks, including the following:

- possible environmental problems;
- construction delays or cost overruns that may increase project costs;
- receipt of and expense related to zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- acts of God such as earthquakes, hurricanes, floods or fires that could adversely affect a project;
- inability to raise capital; and
- governmental restrictions on the nature or size of a project.

We cannot provide assurance that development projects will be completed on time or within budget. Our inability to complete a project on time or within budget could adversely affect our financial position, results of operations, and cash flows or the market price of our shares.

Inflation and price volatility in the global economy could negatively impact our business and results of operations.

Inflation in the United States and the rest of the world has rapidly risen to levels not experienced in decades, and currency volatility and downgrades to the U.S. government's credit rating, or concerns about its credit and deficit levels in general, could cause interest rates and borrowing costs to rise further. These increases, and even government interventions intended to mitigate such increases, could negatively impact our business by increasing our operating costs and our borrowing costs as well as decreasing the availability of capital. Although we have the ability to pass on these increased costs associated with providing services by adjusting room rates, the cost to operate and maintain our hotel properties could increase faster or at a rate greater than our ability to increase room rates, which could have a material adverse effect on our financial condition, results of operations and cash available for distribution to shareholders.

Risks Related to the Lodging Industry

The lodging industry has experienced significant declines in the past and failure of the lodging industry to exhibit improvement may adversely affect our ability to execute our business strategy.

The performance of the lodging industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. gross domestic product, or GDP. It is also sensitive to business and personal discretionary spending levels. Declines in corporate budgets and consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence or adverse political conditions can lower the revenues and profitability of our future hotel properties and therefore the net operating profits of our TRS.

A substantial part of our business strategy is based on the belief that the lodging markets in which we invest will experience improving economic fundamentals in the future. We cannot predict the extent to which lodging industry fundamentals will improve. In the event conditions in the industry do not improve, or deteriorate, our ability to execute our business strategy would be adversely affected, which could adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

Our ability to make distributions to our shareholders may be affected by various operating risks common in the lodging industry.

Hotel properties are subject to various operating risks common to the hotel industry, many of which are beyond our control, including:

- competition from other hotel properties and alternative lodging market places in the markets in which we operate, some of which may have greater marketing and financial resources;
- an over-supply or over-building of hotel properties in the markets in which we operate, which could adversely affect occupancy rates and revenues;
- dependence on business and commercial travelers and tourism;
- increases in energy costs and other expenses and factors affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;
- increases in operating costs due to inflation and other factors that may not be offset by increased room rates;
- necessity for periodic capital reinvestment to repair and upgrade hotel properties;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- unforeseen events beyond our control, such as terrorist attacks, travel related health concerns including pandemics and epidemics such as COVID-19, H1N1 influenza (swine flu), avian bird flu, SARS and Zika virus, political instability, regional hostilities, imposition of taxes or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters such as hurricanes, tsunamis, earthquakes, wildfires and flooding;
- disruptions to the operations of our hotels caused by organized labor activities, including strikes, work stoppages or slowdowns;
- adverse effects of a downturn in the economy or in the hotel industry; and
- risk generally associated with the ownership of hotel properties and real estate, as we discuss in detail below.

These factors could reduce the net operating profits of our TRS and the rental income we receive from our TRS Lessees, which in turn could adversely affect our ability to make distributions to our shareholders.

Competition for acquisitions may reduce the number of properties we can acquire.

We compete for hotel investment opportunities with competitors that may have a different tolerance for risk or have substantially greater financial resources than are available to us. This competition may generally limit the number of hotel properties that we are able to acquire and may also increase the bargaining power of hotel owners seeking to sell, making it more difficult for us to acquire hotel properties on attractive terms, or at all.

Competition for guests may lower our hotels' revenues and profitability.

The upscale extended-stay and mid-price segments of the hotel business are highly competitive. Our hotels compete on the basis of location, room rates and quality, service levels, reputation, and reservation systems, among many other factors. Competitors may have substantially greater marketing and financial resources than our operators or us. New hotels create new competitors, in some cases without corresponding increases in demand for hotel rooms. The result in some cases may be lower revenue, which would result in lower cash available for distribution to our shareholders.

The cyclical nature of the lodging industry may cause the return on our investments to be substantially less than we expect.

The lodging industry is cyclical in nature. Fluctuations in lodging demand and, therefore, operating performance, are caused largely by general economic and local market conditions, which subsequently affects levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry's performance and overbuilding has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. Decline in lodging demand, or a continued growth in lodging supply, could result in returns that are substantially below expectations or result in losses, which could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our shareholders.

Due to our concentration in hotel investments, a downturn in the lodging industry would adversely affect our operations and financial condition.

Our entire business is related to the hotel industry. Therefore, a downturn in the hotel industry, in general, will have a material adverse effect on our revenues, net operating profits and cash available for distribution to our shareholders.

The ongoing need for capital expenditures at our hotel properties may adversely affect our business, financial condition and results of operations and limit our ability to make distributions to our shareholders.

Hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require periodic capital improvements as a condition of keeping the franchise licenses. In addition, our lenders require us to set aside amounts for capital improvements to our hotel properties. These capital improvements may give rise to the following risks:

- possible environmental problems;
- construction cost overruns and delays;
- possibility that revenues will be reduced temporarily while rooms or restaurants offered are out of service due to capital improvement projects;
- a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available on affordable terms;
- uncertainties as to market demand or a loss of market demand after capital improvements have begun; and
- disputes with franchisors/managers regarding compliance with relevant management/franchise agreements.

The costs of all these capital improvements could adversely affect our business, financial condition, results of operations and cash available for distribution to our shareholders.

The increasing use by consumers of Internet travel intermediaries and alternative lodging market places may adversely affect our profitability.

Some of our hotel rooms are booked through Internet travel intermediaries. As Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us and our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to the brands under which our properties are franchised. Additional sources of competition, including alternative lodging marketplaces, such as HomeAway and Airbnb, which operate websites that market available furnished, privately-owned residential properties, including homes and condominiums, that can be rented on a nightly, weekly or monthly basis, may, as they become more accepted, lead to a reduced demand for conventional hotel guest rooms and to an increased supply of lodging alternatives. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of bookings made through Internet intermediaries or the use of alternative lodging marketplaces increases significantly, room revenues may flatten or decrease and our profitability may be adversely affected.

The need for business-related travel and, thus, demand for rooms in our hotels may be materially and adversely affected by the increased use of business-related technology.

The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location, such as our hotels. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, demand for our hotel rooms may decrease and we could be materially and adversely affected.

We and our hotel managers rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We and our hotel manager rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, reservations, billing and operating data. We purchase some of our information technology from vendors, on whom our systems depend. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential customer information, such as individually identifiable information, including information relating to financial accounts. Although we have taken steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not be able to prevent the systems' improper functioning or damage, or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our shareholders.

Our hotel manager carries a cyber insurance policy to protect and offset a portion of potential costs that may be incurred from a security breach. Additionally, we currently have a cyber insurance policy to provide supplemental coverage above the coverage carried by our third-party manager. Despite various precautionary steps to protect our hotels from losses resulting from cyber-attacks, however, any occurrence of a cyber-attack could still result in losses at our properties, which could affect our results of operations. We are not aware of any cyber incidents that we believe to be material or that could have a material adverse effect on our business, financial condition and results of operations.

For more information regarding cybersecurity risk and our management of it, see Part I, Item 1C of this Annual Report on Form 10-K.

Future terrorist attacks or changes in terror alert levels could adversely affect travel and hotel demand.

Previous terrorist attacks and subsequent terrorist alerts have adversely affected the U.S. travel and hospitality industries, often disproportionately to the effect on the overall economy. The impact that terrorist attacks in the U.S. or elsewhere could have on domestic and international travel and our business in particular cannot be determined but any such attacks or the threat of such attacks could have a material adverse effect on our business, financial condition and results of operations and our ability to finance our business, to insure our properties and to make distributions to our shareholders.

We may assume liabilities in connection with the acquisition of hotel properties, including unknown liabilities, which, if significant, could adversely affect our business.

We may assume existing liabilities in connection with the acquisition of hotel properties, some of which may be unknown or unquantifiable. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of hotel guests, vendors or other persons dealing with the seller of a particular hotel property, tax liabilities, employment-related issues and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. If the magnitude of such unknown liabilities is high, they could adversely affect our business, financial condition, results of operations and our ability to make distributions to our shareholders.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our shareholders.

We maintain comprehensive insurance on each of our hotel properties, including liability, terrorism, fire and extended coverage, of the type and amount customarily obtained for or by hotel property owners. There can be no assurance that such coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods and losses from foreign terrorist activities such as those on September 11, 2001 or losses from domestic terrorist activities such as the Oklahoma City bombing, may not be insurable or may not be insurable on reasonable economic terms. Lenders may require such insurance and failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could have a material adverse effect on our results of operations and ability to obtain future financing.

In the event of a substantial loss, insurance coverage may not be sufficient to cover the full current market value or replacement cost of the lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we invested in a hotel property, as well as the anticipated future revenue from that particular hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

We face risks associated with natural disasters and the direct and indirect physical effects of climate change, which may include more frequent and more severe storms, hurricanes, flooding, droughts and wildfires, any of which could have a material adverse effect on our hotel properties, operations, cash flows and financing options.

We are subject to the risks associated with the direct and indirect physical effects of climate change, which can include more frequent and more severe storms, hurricanes, flooding, droughts and wildfires, any of which could have a material adverse effect on our hotels, operating results and cash flows. To the extent climate change causes changes in weather patterns, our markets, particularly our coastal markets, could experience increases in storm frequency and intensity and rising sea levels causing damage to our hotels. As a result, we could become subject to significant losses and repair costs that may not be fully covered by insurance. Our markets in more remote locations may experience prolonged variations in temperature or precipitation that may limit access to the water needed to operate our hotels or significantly increase energy costs, which may subject those hotels to additional regulatory burdens, such as limitations on water usage or stricter energy efficiency standards. Climate change also may affect our business by increasing the cost of (or even making unavailable) property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs at our hotels, such as the cost of water or energy, and requiring us to expend funds as we seek to mitigate, repair and protect our hotels against such risks. A tightening of credit markets for, or a reduction in the availability of capital to, borrowers whose assets are in areas that are particularly adversely affected by the effects of climate change may reduce our ability to obtain financing on favorable terms, or at all, thereby increasing financing costs and/or requiring us to accept financing with increased restrictions and/or significantly higher interest rates, which could have a material adverse effect on our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

We are subject to operational risks associated with complying with increased environmental-related regulations, aligning with investor requirements concerning environmental issues and meeting shifting consumer preferences with regard to the environment. In an effort to mitigate the impact of climate change, our hotels could become subject to increased governmental regulations mandating energy efficiency standards, the usage of sustainable energy sources and updated equipment specifications, which may require additional capital investments or increased operating costs. Climate change may also affect our business by causing a shift in consumer preferences for sustainable travel. Our hotels may be subject to additional costs to manage consumer expectations for sustainable buildings and hotel operations.

There can be no assurance that climate change will not have a material adverse effect on our hotels, operating results or cash flows.

Noncompliance with environmental laws and governmental regulations could adversely affect our operating results and our ability to make distributions to shareholders.

Under various federal, state and local laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefore as to any property are generally not limited under such laws and could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate contamination from such substances, may adversely affect our ability to sell the real estate or to borrow funds using such property as collateral, which could have an adverse effect on our return from such investment. Moreover, the presence of such substance or the failure to properly mediate such substances could adversely affect our operating results and our ability to make distributions to our shareholders.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by release of hazardous substances and for property contamination. For instance, a person exposed to asbestos while working at or staying in a hotel may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental issues restrict the use of a property or place conditions on various activities. One example is laws that require a business using chemicals to manage them carefully and to notify local officials if regulated spills occur.

Although it is our policy to require an acceptable Phase I environmental site assessment for all real property in which we invest prior to our investment, such surveys are limited in scope. As a result, there can be no assurance that a Phase I environmental site assessment will uncover any or all hazardous or toxic substances on a property prior to our investment in that property. We cannot assure you:

- that there are no existing liabilities related to our properties of which we are not aware;
- that future laws, ordinances or regulations will not impose material environmental liability; or
- that the current environmental condition of a hotel will not be affected by the condition of properties in the vicinity of the hotel (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Compliance with the ADA and other changes in governmental rules and regulations could substantially increase our cost of doing business.

Our hotel properties are subject to the ADA. Under the ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. Although we intend to continue to acquire assets that are substantially in compliance with the ADA, we may incur additional costs of complying with the ADA at the time of acquisition and from time-to-time in the future to stay in compliance with any changes in the ADA. A number of additional federal, state and local laws exist that also may require modifications to our investments, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons.

If we are required to make substantial modifications to our hotel properties, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders could be adversely affected. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate.

The outbreak of widespread contagious disease, such as COVID-19, could reduce travel and adversely affect hotel demand.

The widespread outbreak of infectious or contagious disease, such as COVID-19, H1N1 influenza (swine flu), avian bird flu, SARS and Zika virus, has reduced travel into and from the affected areas, including travel from the affected areas to the U.S. Further outbreaks, especially in the U.S., could reduce travel and adversely affect the U.S. hotel industry generally and our business in particular.

General Risks Related to Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our hotel properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties in our portfolio in response to changing economic, financial and investment conditions may be limited. The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures;
- changes in operating expenses; and
- civil unrest, acts of God, including earthquakes, wildfires, tornadoes, hurricanes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism.

We may seek to sell hotel properties owned by us in the future. There can be no assurance that we will be able to sell any hotel property on acceptable terms.

If financing for hotel properties is not available or is not available on attractive terms, it will adversely impact the ability of third parties to buy our hotels. As a result, we may hold hotel properties for a longer period than we would otherwise desire and may sell hotels at a loss.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to our shareholders.

Increases in our property taxes would adversely affect our ability to make distributions to our shareholders.

Hotel properties are subject to real and personal property taxes. These taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. In particular, our property taxes could increase following our hotel purchases as the acquired hotels are reassessed. If property taxes increase, our financial condition, results of operations and our ability to make distributions to our shareholders could be materially and adversely affected.

Our hotel properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of mold to which hotel guests or employees could be exposed at any of the properties in which we own an interest could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, exposure to mold by guests or employees, management company employees or others could expose us to liability if property damage or health concerns arise.

Risks Related to Our Organization and Structure

Our rights and the rights of our shareholders to take action against our trustees and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law generally, a trustee is required to perform his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, trustees are presumed to have acted with this standard of care. In addition, our declaration of trust limits the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our bylaws obligate us to indemnify our trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each trustee or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our trustees and officers. As a result, we and our shareholders may have more limited rights against our trustees and officers than might otherwise exist absent the current provisions in our declaration of trust and bylaws or that might exist with other companies.

Provisions of Maryland law may limit the ability of a third party to acquire control of our Company and may result in entrenchment of management and diminish the value of our common shares.

Certain provisions of the Maryland General Corporation Law ("MGCL") applicable to Maryland real estate investment trusts may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide our common shareholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- *"Business combination"* provisions that, subject to limitations, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares) or an affiliate of any interested shareholder for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes special appraisal rights and special shareholder voting requirements on these combinations; and
- *"Control share"* provisions that provide that our "control shares" (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

Additionally, Title 3, Subtitle 8 of the MGCL permits our Board of Trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement certain takeover defenses, including, but not limited to, the adoption of a classified board. In November 2013, our Board of Trustees opted in to Subtitle 8 and adopted a classified board structure in order to protect shareholder value in the wake of what our Board considered to be an unsolicited and inadequate proposal to acquire us. Although our Board subsequently took action in April 2015 to opt back out of the provisions of Subtitle 8 and declassified our Board of Trustees, our Board may elect to opt back in to Subtitle 8 again in the future. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under the circumstances that otherwise could provide our common shareholders with the opportunity to realize a premium over the then current market price.

Provisions of our declaration of trust may limit the ability of a third party to acquire control of our Company and may result in entrenchment of management and diminish the value of our common shares.

Our declaration of trust authorizes our Board of Trustees to issue up to 500,000,000 common shares and up to 100,000,000 preferred shares. In addition, our Board of Trustees may, without shareholder approval, amend our declaration of trust to increase the aggregate number of our shares or the number of shares of any class or series that we have the authority to issue and to classify or reclassify any unissued common shares or preferred shares and to set the preferences, rights and other terms of the classified or reclassified shares. As a result, our Board of Trustees may authorize the issuance of additional shares or establish a series of common or preferred shares that may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our shares, even if shareholders believe that a change of control is in their interest.

Failure to make required distributions would subject us to tax.

To maintain our qualifications as a REIT, each year we must distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the deductions for dividends paid and excluding any net capital gain. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than a minimum amount specified under the Code. Our only source of funds to make these distributions comes from distributions that we will receive from our Operating Partnership. Accordingly, we may be required to borrow or raise capital on terms, or sell assets at prices or at times we regard unfavorable or make taxable distributions of our capital shares or debt securities, to enable us to pay out enough of our REIT taxable income to satisfy the distribution requirement and to avoid federal corporate income tax and the 4% nondeductible excise tax in a particular year.

Failure to maintain our qualification as a REIT would subject us to federal income tax and potentially to state and local taxes.

We elected to be taxed as a REIT for federal income tax purposes. However, qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which only a limited number of judicial and administrative interpretations exist. Even an inadvertent or technical mistake could jeopardize our REIT qualification. Our qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis.

Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially applicable with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate rates and distributions to shareholders would not be deductible by us in computing our taxable income. We may also be subject to state and local taxes if we fail to qualify as a REIT. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse impact on the value of our shares of beneficial interest. If, for any reason, we failed to qualify as a REIT and we were not entitled to relief under certain Code provisions, we would be unable to elect REIT status for the four taxable years following the year during which we ceased to so qualify, which would negatively impact the value of our common shares.

Our TRS Lessee structure subjects us to the risk of increased hotel operating expenses that could adversely affect our operating results and our ability to make distributions to our shareholders.

Our leases with our TRS Lessees require our TRS Lessees to pay rent based in part on revenues from our hotels. Our operating risks include decreases in hotel revenues and increases in hotel operating expenses, which would adversely affect our TRS Lessees' ability to pay rent due under the leases, including but not limited to the increases in wage and benefit costs, repair and maintenance expenses, energy costs, property taxes, insurance costs and other operating expenses.

Increases in these operating expenses can have a significant adverse impact on our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

Our TRS structure increases our overall tax liability.

Our TRS holding company is subject to applicable federal, state and local income tax on its taxable income, which consists of the revenues from the hotel properties leased by our TRS Lessees, net of the operating expenses for such hotel properties and rent payments to us. In certain circumstances, the ability of our TRS Lessees to deduct net interest expense could be limited. Accordingly, although our ownership of our TRS Lessees allows us to participate in the operating income from our hotel properties in addition to receiving rent, that operating income is fully subject to income tax. The after-tax net income of our TRS holding company is available for distribution to us.

Our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross operating income from hotels that are operated by eligible independent contractors pursuant to hotel management agreements. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's gross assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

Our TRS holding company is subject to federal, foreign, state and local income tax on its taxable income, and its after-tax net income is available for distribution to us but is not required to be distributed to us. We believe that the aggregate value of the stock and securities of our TRS is and will continue to be less 20% of the value of our total gross assets (including our TRS stock and securities). Furthermore, we will monitor the value of our respective investments in our TRS holding company for the purpose of ensuring compliance with TRS ownership limitations. In addition, we will scrutinize all of our transactions with our TRS holding company and our TRS Lessees to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% limitation discussed above or to avoid application of the 100% excise tax discussed above.

If our leases with our TRS Lessees are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT.

To qualify as a REIT, we are required to satisfy two gross income tests, pursuant to which specified percentages of our gross income must be passive income, such as rent. For the rent paid pursuant to the hotel leases with our TRS Lessees, which should constitute substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and must not be treated as service contracts, joint ventures or some other type of arrangement. We have structured our leases, and intend to structure any future leases, so that the leases will be respected as true leases for federal income tax purposes, but there can be no assurance that the IRS will agree with this characterization, not challenge this treatment or that a court would not sustain such a challenge. If the leases were not respected as true leases for federal income tax purposes, we would not be able to satisfy either of the two gross income tests applicable to REITs and likely would fail to qualify for REIT status.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to qualified dividend income payable to certain non-corporate U.S. shareholders is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced qualified dividend rates. For taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, resulting in an effective maximum U.S. federal income tax rate of 29.6% on such income. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends and the reduced corporate tax rate could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our shares.

If our hotel managers do not qualify as "eligible independent contractors," we would fail to qualify as a REIT.

Rent paid by a lessee that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. We lease all of our hotels to our TRS Lessees. A TRS Lessee will not be treated as a "related party tenant," and will not be treated as directly operating a lodging facility to the extent the TRS Lessee leases properties from us that are managed by an "eligible independent contractor." In addition, our TRS holding company will fail to qualify as a "taxable REIT subsidiary" if it or any of our TRS Lessees lease or own a lodging facility that is not managed by an "eligible independent contractor."

If our hotel managers do not qualify as "eligible independent contractors," we would fail to qualify as a REIT. Each of the hotel management companies that enters into a management contract with a TRS Lessee must qualify as an "eligible independent contractor" under the REIT rules in order for the rent paid to us by the TRS Lessee to be qualifying income for our REIT income test requirements and for our TRS holding company to qualify as a "taxable REIT subsidiary". Among other requirements, in order to qualify as an eligible independent contractor, a manager must not own more than 35% of our outstanding shares (by value) and no person or group of persons can own more than 35% of our outstanding shares and the ownership interests of the manager, taking into account only owners of more than 5% of our shares and, with respect to ownership interests in such managers that are publicly traded, only holders of more than 5% of such ownership interests. Complex ownership attribution rules apply for purposes of these 35% thresholds. Although we intend to monitor ownership of our shares by our property managers and their owners, there can be no assurance that these ownership levels will not be exceeded.

Our ownership limitations may restrict or prevent you from engaging in certain transfers of our common shares.

In order to satisfy the requirements for REIT qualification, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year. To assist us in satisfying the requirements for our REIT qualification, our declaration of trust contains an ownership limit on each class and series of our shares. Under applicable constructive ownership rules, any common shares owned by certain affiliated owners generally will be added together for purposes of the common share ownership limit, and any shares of a given class or series of preferred shares owned by certain affiliated owners generally will be added together for purposes of the ownership limit on such class or series.

If anyone transfers shares in a way that would violate the ownership limit, or prevent us from qualifying as a REIT under the federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the ownership limit. If this transfer to a trust fails to prevent such a violation or our continued qualification as a REIT, then the initial intended transfer shall be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. Anyone who acquires shares in violation of the ownership limit or the other restrictions on transfer in our declaration of trust bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our shares falls between the date of purchase and the date of redemption or sale.

The ability of our Board of Trustees to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our declaration of trust provides that our Board of Trustees may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our shareholders, which may have adverse consequences on our total return to our shareholders.

The ability of our Board of Trustees to change our major policies may not be in our shareholders' interest.

Our Board of Trustees determines our major policies, including policies and guidelines relating to our acquisitions, leverage, financing, growth, operations and distributions to shareholders and our continued qualification as a REIT. Our board may amend or revise these and other policies and guidelines from time to time without the vote or consent of our shareholders. Accordingly, our shareholders will have limited control over changes in our policies and those changes could adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our shareholders.

If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our investors could lose confidence in our reported financial information, which could harm our business and the value of our shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent auditors annually issue their opinion on our internal control over financial reporting. As we grow our business and acquire new hotel properties, directly or through joint ventures, with existing internal controls that may not be consistent with our own, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market value of our common shares. In particular, we will need to establish, or cause our third party hotel managers to establish, controls and procedures to ensure that hotel revenues and expenses are properly recorded at our hotels. The existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. Any such failure could cause investors to lose confidence in our reported financial information and adversely affect the market value of our common shares or limit our access to the capital markets and other sources of liquidity.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain our qualification as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares of beneficial interest. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our gross assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities that constitute qualified real estate assets and securities of our TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our gross assets (other than government securities, securities that constitute qualified real estate assets and securities of our TRS) can consist of the securities of any one issuer, no more than 25% of the value of our assets can consist of debt of "publicly offered REITs" that is not secured by real property, and no more than 20% of the value of our total gross assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our shares.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation, or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. Several recent proposals have been made that would make substantial changes to the U.S. federal income tax laws generally. We cannot predict whether any of these proposed changes will become law, or the long-term effect of any future law changes on REITs and their shareholders generally. We and our shareholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

We may be unable to generate sufficient cash flows from our operations to make distributions to our shareholders at any time in the future.

We are generally required to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gains) each year for us to qualify as a REIT under the Code, which requirement we currently intend to satisfy. To the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. We have not established a minimum distribution payment level, and our ability to make distributions to our shareholders may be adversely affected by the risk factors described in this Form 10-K. Subject to satisfying the requirements for REIT qualification, we intend over time to make regular distributions to our shareholders. Our Board of Trustees has the sole discretion to determine the timing, form and amount of any distributions to our shareholders. Our Board of Trustees makes determinations regarding distributions based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, satisfaction of the requirements for REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our Board of Trustees may deem relevant from time to time. Among the factors that could impair our ability to make distributions to our shareholders are:

- our inability to realize attractive returns on our investments;

- unanticipated expenses that reduce our cash flow or non-cash earnings;

- decreases in the value of the underlying assets; and

- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, no assurance can be given that we will be able to make distributions to our shareholders or that the level of any distributions we do make to our shareholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of our common shares. Distributions could be dilutive to our financial results and may constitute a return of capital to our investors, which would have the effect of reducing each shareholder's basis in its common shares. We also could use borrowed funds or proceeds from the sale of assets to fund distributions.

In addition, distributions that we make to our shareholders are generally taxable to our shareholders as ordinary income. However, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to capital gain income recognized by us or may constitute a return of capital to the extent that they exceed our earnings and profits as determined for tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a shareholder's investment in our common shares.

Our revolving credit facility and term loan may limit our ability to pay dividends on common shares.

Under our revolving credit facility and term loan, our distributions may not exceed the greater of (i) 95% of adjusted funds from operations (as defined in our senior unsecured revolving credit facility and term loan) for the preceding four-quarter period or (ii) the amount required for us to maintain our status as a REIT. As a result, if we do not generate sufficient adjusted funds from operations during the four quarters preceding any common share dividend payment date, we would not be able to pay dividends to our common shareholders consistent with our past practice without causing a default under our revolving credit facility and term loan. In the event of a default under our revolving credit facility or term loan, we would be unable to borrow under our revolving credit facility or term loan and any amounts we have borrowed thereunder could become due and payable.

The market price of our equity securities may vary substantially, which may limit your ability to liquidate your investment.

The trading prices of equity securities issued by REITs have historically been affected by changes in market interest rates and other factors. One of the factors that may influence the price of our shares in public trading markets is the annual yield from distributions on our common or preferred shares as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to shareholders, may lead prospective purchasers of our shares to demand a higher annual yield, which could reduce the market price of our equity securities.

Other factors that could affect the market price of our equity securities include the following:

- actual or anticipated variations in our quarterly results of operations;

- changes in market valuations of companies in the hotel or real estate industries;

- changes in expectations of future financial performance or changes in estimates of securities analysts;

- fluctuations in stock market prices and volumes;

- issuances of common shares or other securities in the future;

- the addition or departure of key personnel; and

- announcements by us or our competitors of acquisitions, investments or strategic alliances or changes thereto.

Because we have a smaller equity market capitalization compared to some other hotel REITs and our common shares may trade in low volumes, the stock market price of our common shares may be susceptible to fluctuation to a greater extent than companies with larger market capitalizations. As a result, your ability to liquidate your investment in our company may be limited.

The number of shares available for future sale could adversely affect the market price of our common shares.

We cannot predict the effect, if any, of future sales of common shares, or the availability of common shares for future sale, on the market price of our common shares. Sales of substantial amounts of common shares (including shares issued to our trustees and officers), or the perception that these sales could occur, may adversely affect prevailing market prices for our common shares.

We also may issue from time to time additional common shares or common units in our Operating Partnership in connection with the acquisition of properties and we may grant demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our common shares or the perception that these sales could occur may adversely affect the prevailing market price for our common shares or may impair our ability to raise capital through a sale of additional equity securities. Our Equity Incentive Plan provides for grants of equity based awards up to an aggregate of 4,600,000 common shares and we may seek to increase shares available under our Equity Incentive Plan in the future. Our DRSPP (defined below) permits the purchase of up to $50 million of our common shares through purchases and reinvestment of dividends on our common shares.

Future offerings of debt or equity securities or incurrence of debt may adversely affect the market price of our common shares.

If we decide to issue debt or equity securities in the future ranking senior to our common shares or otherwise incur indebtedness (including under our credit facility), it is possible that these securities or indebtedness will be governed by an indenture or other instrument containing covenants restricting our operating flexibility and limiting our ability to make distributions to our shareholders. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges, including with respect to distributions, more favorable than those of our common shares and may result in dilution to owners of our common shares. Because our decision to issue debt or equity securities in any future offering or otherwise incur indebtedness will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or financings, any of which could reduce the market price of our common shares and dilute the value of our common shares.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Our management and Board recognize the critical importance of addressing cybersecurity threats and risks to our business and operations. Therefore, we have established a comprehensive framework to assess, respond to, and manage material risks arising from cybersecurity threats.

Assessment, Identification and Management of Material Risks from Cybersecurity

We rely on the cybersecurity strategy and policies implemented by IHM, the manager of all the Company's properties, with whom we share corporate office space. IHM's cybersecurity strategy prioritizes detection and analysis of and response to known, anticipated or unexpected threats, effective management of security risks and resilience against cyber incidents. IHM's enterprise-wide cybersecurity program is aligned to the National Institute of Standards and Technology Cybersecurity Framework. IHM's cybersecurity risk management processes include technical security controls, monitoring systems, tools and related services, which include tools and services from third-party providers, and management oversight to assess, identify and manage risks from cybersecurity threats. IHM has implemented and continues to implement risk-based controls designed to prevent, detect and respond to information security threats and we rely on those controls to help us protect our information, our information systems, and the information of our investors and other third parties who entrust us with their sensitive information.

IHM's cybersecurity program includes physical, administrative and technical safeguards, as well as plans and procedures designed to help IHM prevent and timely and effectively respond to cybersecurity threats and incidents, including threats or incidents that may impact us. IHM's cybersecurity risk management process seeks to monitor cybersecurity vulnerabilities and potential attack vectors, evaluate the potential operational and financial effects of any threat and mitigate such threats. The assessment of cybersecurity risks, including those which may impact us, is integrated into IHM's information technology program. In addition, both IHM and the Company periodically engage with third-party consultants and key vendors to assist them in assessing, enhancing, implementing and monitoring its cybersecurity risk management programs and responding to incidents.

IHM undertakes periodic internal security reviews of our information systems and related controls, including systems affecting personal data and the cybersecurity risks of IHM's and our critical third-party vendors and other partners. IHM also completes periodic external reviews of its cybersecurity program and practices, which include assessments of relevant data protection practices and targeted attack simulations.

In addition, much of the sensitive information relating to hotel guests are controlled by the respective franchisor companies, affiliates of Marriott International, Inc., Hilton Worldwide Holdings, Inc., and Hyatt Hotels Corporation, each of which is a public company with enhanced cybersecurity protection policies in place which each publicly discloses.

In addition, to aid its own security, the Company has adopted a number of cybersecurity policies including an Incident Response Plan, an Acceptable Use Policy for employees and a Service Provide Cybersecurity Management Policy (the "Cybersecurity Policies"), through which the Company ensures that key vendors with access to sensitive information have contractual terms obligating their compliance with the Company processes, policies and procedures.

IHM, in coordination with the General Counsel, is responsible for testing the Incident Response Plan on a periodic basis. In addition, the Audit Committee and the General Counsel will review on at least an annual basis the Incident Response Plan and update the Incident Response Plan, as appropriate, to address applicable legal requirements and the Company's policies, procedures and information security and business objectives. Periodically, the Audit Committee will review (i) the Cybersecurity Policies and (ii) the Company's cybersecurity risk exposure and discusses steps management has taken to monitor or mitigate such risk exposure.

Material Impact of Cybersecurity Risks

In the last three fiscal years, we have not experienced a material information security breach incident , and we are not aware of any cybersecurity risks that are reasonably likely to materially affect our business. However, future incidents could have a material impact on our business strategy, results of operations or financial condition. For additional discussion of the risks posed by cybersecurity threats, see "Item 1A. Risk Factors— General Risk Factors— Cybersecurity failures and data security incidents could adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential, personal or other sensitive information and/or damage to our business relationships or reputation, any of which could negatively impact our business, financial condition and operating results."

Governance of Cybersecurity Risks

The Audit Committee of the Board has the primary responsibility for oversight and review of guidelines and policies with respect to risk assessment and risk management, including cybersecurity. IHM and the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel (the "Executive Leadership Team") are responsible for assessing and managing cybersecurity risks. Certain members of IHM periodically report to the Company's management on cybersecurity issues and management presents information to our Audit Committee as well as our full Board, as appropriate, on cybersecurity matters.

Upon verifying that a cybersecurity incident has occurred or is occurring, the Executive Leadership Team or their designees, in cooperation with IHM, will promptly conduct a preliminary assessment of the severity level of the cybersecurity incident. Following this assessment, IHM will report the cybersecurity incident to the Chief Executive Officer, who in consultation with the General Counsel, will inform the chair of the Audit Committee, who will then report such cybersecurity incident to the Board as the chair deems appropriate. All Level 1 (High Severity) cybersecurity incidents will be reported to the Board.

Item 2. Properties

The following table sets forth certain operating information for our hotels as of December 31, 2023:

Property	Location	Date of Acquisition	Year Opened	Number of Rooms	Purchase Price		Purchase Price per Room	Mortgage Debt Balance	
Homewood Suites by Hilton Boston-Billerica/ Bedford/ Burlington	Billerica, Massachusetts	4/23/2010	1999	147	$	12.5 million	$ 85,714	$	14.5 million
Homewood Suites by Hilton Minneapolis-Mall of America	Bloomington, Minnesota	4/23/2010	1998	144	$	18.0 million	$ 125,000		—
Homewood Suites by Hilton Nashville-Brentwood	Brentwood, Tennessee	4/23/2010	1998	121	$	11.3 million	$ 93,388		—
Homewood Suites by Hilton Hartford-Farmington	Farmington, Connecticut	4/23/2010	1999	121	$	11.5 million	$ 95,041		—
Homewood Suites by Hilton Orlando-Maitland	Maitland, Florida	4/23/2010	2000	143	$	9.5 million	$ 66,433		—
Hampton Inn & Suites Houston-Medical Center	Houston, Texas	7/2/2010	1997	120	$	16.5 million	$ 137,500	$	16.3 million
Residence Inn Long Island Holtsville	Holtsville, New York	8/3/2010	2004	124	$	21.3 million	$ 171,774		—
Residence Inn White Plains	White Plains, New York	9/23/2010	1982	136	$	21.2 million	$ 159,398		—
Residence Inn New Rochelle	New Rochelle, New York	10/5/2010	2000	127	$	21.0 million	$ 169,355		—
Residence Inn Garden Grove	Garden Grove, California	7/14/2011	2003	200	$	43.6 million	$ 218,000	$	29.5 million
Homewood Suites by Hilton San Antonio River Walk	San Antonio, Texas	7/14/2011	1996	146	$	32.5 million	$ 222,603		—
Residence Inn Washington DC	Washington, DC	7/14/2011	1974	104	$	29.4 million	$ 280,000		—
Residence Inn Tysons Corner	Vienna, Virginia	7/14/2011	2001	121	$	37.0 million	$ 305,785		—
Hampton Inn Portland Downtown	Portland, Maine	12/27/2012	2011	125	$	28.0 million	$ 229,508		—
Courtyard Houston	Houston, Texas	2/5/2013	2010	197	$	34.8 million	$ 176,395		—
Hyatt Place Pittsburgh North Shore	Pittsburgh, Pennsylvania	6/17/2013	2010	178	$	40.0 million	$ 224,719		—
Hampton Inn Exeter	Exeter, New Hampshire	8/9/2013	2010	111	$	15.2 million	$ 136,937		—
Hilton Garden Inn Denver Tech	Denver, Colorado	9/26/2013	1999	180	$	27.9 million	$ 155,000		—
Residence Inn Bellevue	Bellevue, Washington	10/31/2013	2008	231	$	71.8 million	$ 316,883		—
Springhill Suites Savannah	Savannah, Georgia	12/5/2013	2009	160	$	39.8 million	$ 248,438	$	27.8 million
Residence Inn Silicon Valley I	Sunnyvale, CA	6/9/2014	1983	231	$	92.8 million	$ 401,776	$	60.1 million
Residence Inn Silicon Valley II	Sunnyvale, CA	6/9/2014	1985	248	$	102.0 million	$ 411,103	$	65.6 million
Residence Inn San Mateo	San Mateo, CA	6/9/2014	1985	160	$	72.7 million	$ 454,097	$	45.1 million
Residence Inn Mountain View	Mountain View, CA	6/9/2014	1985	144	$	56.4 million	$ 503,869	$	35.2 million
Hyatt Place Cherry Creek	Glendale, CO	8/29/2014	1987	199	$	32.0 million	$ 164,948		—
Courtyard Addison	Addison, TX	11/17/2014	2000	176	$	24.1 million	$ 137,178		—
Residence Inn San Diego Gaslamp	San Diego, CA	2/25/2015	2009	240	$	90.0 million	$ 375,000		—
Residence Inn Dedham	Dedham, MA	7/17/2015	2008	81	$	22.0 million	$ 271,605		—
Residence Inn Il Lugano	Fort Lauderdale, FL	8/17/2015	2013	105	$	33.5 million	$ 319,048		—
Hilton Garden Inn Marina del Rey	Marina del Rey, CA	9/17/2015	1998	136	$	45.1 million	$ 336,194	$	19.0 million
Home2 Suites Woodland Hills	Woodland Hills, CA	8/29/2017	2022	170	$	70.9 million	$ 418,107		—
Hilton Garden Inn Portsmouth	Portsmouth, NH	9/20/2017	2006	131	$	43.5 million	$ 332,061		—
Summerville Courtyard	Summerville, SC	11/15/2017	2014	96	$	20.2 million	$ 210,417	$	9.0 million
Embassy Suites Springfield	Springfield, VA	12/6/2017	2013	219	$	68.0 million	$ 310,502		—
Summerville Residence Inn	Summerville, SC	8/27/2018	2018	96	$	20.8 million	$ 216,667	$	9.5 million
Dallas DT Courtyard	Dallas, TX	12/5/2018	2018	167	$	49.0 million	$ 293,413	$	24.5 million
Residence Inn Austin Northwest/The Domain Area	Austin, TX	8/3/2021	2016	132	$	37.0 million	$ 280,000	$	20.9 million
TownePlace Suites Austin Northwest/The Domain Area	Austin, TX	8/3/2021	2021	137	$	34.3 million	$ 250,000	$	19.1 million
Hilton Garden Inn Destin Miramar Beach	Miramar Beach, FL	3/8/2022	2020	111	$	31.0 million	$ 279,000		—
Total				**5,915**	**$ 1,488.1 million**		**$ 251,581**	**$ 396.1 million**	

We lease our headquarters at 222 Lakeview Avenue, Suite 200, West Palm Beach, FL 33401. The lease for our headquarters has an initial term that expires in 2026 and the Company has an option to renew the lease for up to two successive terms of five years each. The Residence Inn New Rochelle hotel is subject to an air rights lease and garage lease that each expire on December 1, 2104. The Residence Inn San Diego Gaslamp hotel is subject to a ground lease with an expiration of

January 31, 2065. The Hilton Garden Inn Marina del Rey hotel is subject to a ground lease with an expiration of December 31, 2067. For more information on the leases to which we or our hotels are subject, see "Item 1. Business - Operating Leases".

Item 3. Legal Proceedings

The Company is subject to various claims, lawsuits and legal proceedings, including routine litigation arising in the ordinary course of business, regarding the operation of its hotels, its managers and other Company matters. While it is not possible to ascertain the ultimate outcome of such matters, the Company believes that the aggregate identifiable amount of such liabilities, if any, will not have a material adverse impact on its financial condition or results of operations.

Refer to Note 14 "Commitments and Contingencies" of the notes to consolidated financial statements for discussion of all litigation matters, which is incorporated by reference herein and is considered an integral part of Part I, Item 3 "Legal Proceedings".

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares began trading on the NYSE, on April 16, 2010 under the symbol "CLDT".

Shareholder Information

On December 31, 2023, there were 271 registered holders of record of our common shares. This figure does not include beneficial owners who hold shares in nominee name. However, because many of our common shares are held by brokers and other institutions, we believe that there are many more beneficial holders of our common shares than record holders. In order to comply with certain requirements related to our qualification as a REIT, our charter, subject to certain exceptions, limits the number of common shares that may be owned by any single person or affiliated group to 9.8% of our outstanding common shares.

The below graph provides a comparison of the five-year cumulative total return on our common shares from December 31, 2018 to the NYSE closing price per share on December 31, 2023 with the cumulative total return on the Russell 2000 Index (the "Russell 2000"), the FTSE Nareit All Equity REITs Index (the "FTSE Nareit All Equity REITs") and the FTSE Nareit Lodging/Resorts Index (the "FTSE Nareit Lodging"). The total return values were calculated assuming a $100 investment on December 31, 2018 with reinvestment of all dividends in (i) our common shares, (ii) the Russell 2000, (iii) the FTSE Nareit All Equity REITs and (iv) the FTSE Nareit Lodging. The total return values include any dividends paid during the period.

	Value of initial investment at December 31,										
		2018		2019		2020		2021		2022		2023
Chatham Lodging Trust	$	100.00	$	111.28	$	66.47	$	84.44	$	75.95	$	68.24
Russell 2000	$	100.00	$	125.52	$	150.58	$	172.90	$	137.56	$	160.85
FTSE Nareit All Equity REITs	$	100.00	$	128.07	$	120.56	$	168.64	$	126.30	$	140.81
FTSE Nareit Lodging	$	100.00	$	115.65	$	88.36	$	104.46	$	88.47	$	109.63



Distribution Information

In order to maintain our qualification as a REIT, we must make distributions to our shareholders each year in an amount equal to at least:

- 90% of our REIT taxable income determined without regard to the dividends paid deduction and excluding net capital gains; plus
- 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; minus
- any excess non-cash income (as defined in the Code).

Future distributions will be at the discretion of our Board of Trustees and will depend on our financial performance, debt service obligations, applicable debt covenants (if any), capital expenditure requirements, maintenance of our REIT qualification and other factors as our board of trustees deems relevant.

The following table sets forth information regarding the income tax characterization of regular distributions by the Company on its shares for the years ended December 31, 2023 and 2022, respectively:

	2023		2022	
Common shares:				
Ordinary income	$ 0.28	100.0 %	$ 0.07	100.0 %
Return of capital	—	— %	—	— %
Total	**$ 0.28**	**100.0 %**	**$ 0.07**	**100.0 %**
Series A preferred shares:				
Ordinary income	$ 1.65624	100.0 %	$ 1.65624	100.0 %
Return of capital	—	— %	—	— %
Total	**$ 1.65624**	**100.0 %**	**$ 1.65624**	**100.0 %**

Equity Compensation Plan Information

The following table provides information, as of December 31, 2023, relating to our Equity Incentive Plan pursuant to which grants of common share options, share awards, share appreciation rights, performance units, LTIP units and other equity-based awards options may be granted from time to time. See Note 12 to our consolidated financial statements for additional information regarding our Equity Incentive Plan.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders[1]	—	—	1,252,326
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	1,252,326

[1] Our Equity Incentive Plan was approved by our company's sole trustee and our company's sole shareholder prior to completion of our IPO. The plan was amended and restated as of May 24, 2022 by our Board of Trustees to increase the maximum number of shares available under the plan to 4,600,000 shares. The amended and restated plan was approved by our shareholders at our 2022 annual meeting of shareholders.

Sale of Unregistered Securities

None.

Issuer Purchases of Equity Securities

We do not currently have a repurchase plan or program in place. However, we do provide employees, who have been issued restricted common shares, the option of forfeiting shares to us to satisfy the minimum statutory tax withholding requirements on the date their shares vest. Once shares are forfeited, they are not eligible to be reissued. There were no common shares forfeited in the years ended December 31, 2023 and 2022, respectively, related to such repurchases.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Chatham Lodging Trust ("we," "us" or the "Company") was formed as a Maryland real estate investment trust on October 26, 2009. The Company is internally managed and was organized to invest primarily in upscale extended-stay and premium-branded select-service hotels. The Company has elected to be taxed as a real estate investment trust for federal income tax purposes ("REIT").

The Company had no operations prior to the consummation of its initial public offering ("IPO") in April 2010. The net proceeds from our share offerings are contributed to Chatham Lodging, L.P., our operating partnership (the "Operating Partnership"), in exchange for partnership interests. Substantially all of the Company's assets are held by, and all operations are conducted through, the Operating Partnership. The Company is the sole general partner of the Operating Partnership and owns 100% of the common units of limited partnership interest in the Operating Partnership ("common units"). Certain of the Company's executive officers hold vested and unvested long-term incentive plan units in the Operating Partnership ("LTIP units"), which are presented as non-controlling interests on our consolidated balance sheets.

As of December 31, 2023, the Company owned 39 hotels with an aggregate of 5,915 rooms located in 16 states and the District of Columbia. Prior to September 23, 2021, the Company held a 10.0% noncontrolling interest in a joint venture (the "Inland JV") with affiliates of Colony Capital, Inc. ("CLNY"), which owned 48 hotels acquired from Inland American Real Estate Trust, Inc. ("Inland"), comprising an aggregate of 6,402 rooms. Chatham sold its interest in the Inland JV in September 2021. Prior to March 18, 2021, the Company also held a 10.3% noncontrolling interest in a joint venture (the "NewINK JV") with affiliates of CLNY, which owned 46 hotels acquired from a joint venture (the "Innkeepers JV") between the Company and Cerberus Capital Management ("Cerberus"), comprising an aggregate of 5,948 rooms. Chatham sold its interest in the NewINK JV in March 2021.

To qualify as a REIT, the Company cannot operate its hotels. Therefore, the Operating Partnership and its subsidiaries lease the Company's hotels to taxable REIT subsidiary lessees ("TRS Lessees"), which are wholly owned by the Company's taxable REIT subsidiary ("TRS") holding company. Each hotel is leased to a TRS Lessee under a percentage lease that provides for rental payments equal to the greater of (i) a fixed base rent amount or (ii) a percentage rent based on hotel revenue. Lease revenue from each TRS Lessee is eliminated in consolidation.

The TRS Lessees have entered into management agreements with third-party management companies that provide day-to-day management for the hotels. As of December 31, 2023, Island Hospitality Management Inc. ("IHM"), which is 100% owned by Jeffrey H. Fisher, the Company's Chairman, President and Chief Executive Officer, managed all of the Company's hotels.

COVID-19 Pandemic

The lodging industry has been significantly impacted by the COVID-19 pandemic, which began in early 2020. The pandemic caused a sharp decline in travel and a significant reduction in hotel demand, which caused us to experience a significant decline in revenues, profitability and cash flows from operations during the years ended December 31, 2020 and December 31, 2021. During the year ended December 31, 2022, we experienced a significant improvement in our business which continued throughout 2023, initially driven primarily by leisure travel, and more recently, improvement in other demand segments including corporate and group. There have also been material increases in inflation and interest rates. We anticipate that continued improvement in operating trends will be dependent on continued strength in leisure travel and a recovery of business travel.

Key Indicators of Operating Performance and Financial Condition

We measure financial condition and hotel operating performance by evaluating non-financial and financial metrics and measures such as:

- Average Daily Rate ("ADR"), which is the quotient of room revenue divided by total rooms sold,
- Occupancy, which is the quotient of total rooms sold divided by total rooms available,
- Revenue Per Available Room ("RevPAR"), which is the product of occupancy and ADR, and does not include food and beverage revenue, or other operating revenue,
- Funds From Operations ("FFO"),
- Adjusted FFO,
- Earnings before interest, taxes, depreciation and amortization ("EBITDA"),
- EBITDA*re*,
- Adjusted EBITDA, and
- Adjusted Hotel EBITDA.

We evaluate the hotels in our portfolio and potential acquisitions using these metrics to determine each hotel's contribution toward providing income to our shareholders through increases in distributable cash flow and increasing long-term total returns through appreciation in the value of our common shares. RevPAR, ADR and Occupancy are hotel industry measures commonly used to evaluate operating performance.

See "Non-GAAP Financial Measures" for further discussion of FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA.

Results of Operations

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

The section below provides a comparative discussion of our consolidated results of operations between fiscal year 2023 and 2022. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for comparative a discussion of our consolidated results of operations between fiscal 2022 and fiscal 2021.

Results of operations for the year ended December 31, 2023 include the operating activities of the 39 hotels we owned for the entire period. We sold one hotel located in Burlington, MA on May 6, 2022, and sold one hotel located in Dallas, TX and two hotels located in Houston, TX on May 13, 2022. We acquired one hotel located in Miramar Beach, FL on March 8, 2022. We developed and opened, on January 24, 2022, one hotel located in Los Angeles, CA. The changes in results described below were driven primarily by the continued recovery of business travel following the COVID-19 pandemic, the sale of four hotels, the acquisition of one hotel, and the ramp-up from opening one hotel.

Revenue

Revenue, which consists primarily of room, food and beverage and other operating revenues from our hotels, was as follows for the periods indicated (dollars in thousands):

	For the year ended		
	December 31, 2023	December 31, 2022	% Change
Room	$ 284,999	$ 272,265	4.7 %
Food and beverage	8,124	7,303	11.2 %
Other	16,703	13,958	19.7 %
Cost reimbursements from related parties	1,283	1,325	(3.2)%
Total revenue	$ 311,109	$ 294,851	5.5 %

Total revenue increased $16.2 million to $311.1 million for the year ended December 31, 2023 compared to total revenue of $294.9 million for the 2022 period. The increase in total revenue primarily was related to the recovery from the

COVID-19 pandemic, the ramp-up of the Home2 Woodland hills, which opened on January 24, 2022, the acquisition of one hotel on March 8, 2022, partially offset by the decrease in revenue from the sale of four hotels during during the year ended December 31, 2022. The Home2 Woodland Hills contributed $11.7 million of revenue during the year ended December 31, 2023, up $2.8 million from the $8.9 million contributed during the year ended December 31, 2022. The one hotel acquired in 2022 contributed $5.5 million of revenue during the year ended December 31, 2023, up $0.3 million from the $5.2 million contributed during the year ended December 31, 2022. The increase was partially offset by the impact from selling four hotels during the second quarter of 2022 that contributed $0 of revenue during the year ended December 31, 2023, down $4.9 million from the $4.9 million these hotels contributed during the year ended December 31, 2022. Since all of our hotels are select-service or limited-service hotels, room revenue is the primary revenue source as these hotels do not have significant food and beverage revenue or large group conference facilities. Room revenue comprised 91.6% and 92.3% of total revenue for the years ended December 31, 2023 and 2022, respectively. Room revenue was $285.0 million and $272.3 million for the years ended December 31, 2023 and 2022, respectively, and the increase in room revenue primarily was related to the same factors discussed above.

Food and beverage revenue was $8.1 million and $7.3 million for the years ended December 31, 2023 and 2022, respectively. The increase in food and beverage revenue primarily was related to an increase in occupancies at our hotels due to the continued recovery from the COVID-19 pandemic.

Other revenue, comprised of parking, meeting room, gift shop, in-room movie and other ancillary amenities revenue, increased $2.7 million for the year ended December 31, 2023. The increase in other operating revenue primarily was related to an increase in occupancies at our hotels due to the continued recovery from the COVID-19 pandemic.

Reimbursed costs from related parties were $1.3 million and $1.3 million for the years ended December 31, 2023 and 2022, respectively. The cost reimbursements were offset by the reimbursed costs from related parties included in operating expenses.

As reported by Smith Travel Research, U.S. lodging industry RevPAR for the years ended December 31, 2023 and 2022 increased 4.9% and increased 29.8%, respectively, as compared to the years ended December 31, 2022 and 2021. Smith Travel Research reported that U.S. lodging industry RevPAR increased 16.7% in the first quarter of 2023, increased 2.5% in the second quarter of 2023, increased 1.7% in the third quarter of 2023 and increased 1.3% in the fourth quarter of 2023. We expect that in 2024, lodging industry RevPAR will continue to increase modestly.

In the table below, we present both actual and same property room revenue metrics. Actual Occupancy, ADR and RevPAR metrics reflect the performance of the hotels for the actual days such hotels were owned by the Company during the periods presented. Same property Occupancy, ADR, and RevPAR reflect results for the hotels owned by the Company as of December 31, 2023 that have been in operation for a full year regardless of our ownership during the period presented, which is a non-GAAP financial measure. Results for the hotels for the periods prior to our ownership were provided to us by prior owners and have not been adjusted by us.

| | For the year ended | | | | | |
| | December 31, 2023 | | December 31, 2022 | | % Change | |
	Same Property (39 hotels)	Actual (39 hotels)	Same Property (39 hotels)	Actual (43 hotels)	Same Property (39 hotels)	Actual (39/43 hotels)
Occupancy	74.3 %	74.3 %	71.9 %	71.5 %	3.3 %	3.9 %
ADR	$ 177.60	$ 177.60	$ 173.01	$ 171.77	2.7 %	3.4 %
RevPAR	$ 132.01	$ 132.01	$ 124.43	$ 122.81	6.1 %	7.5 %

Same property RevPAR increased 6.1% due to an increase in occupancy of 3.3% and an increase in ADR of 2.7%.

Hotel Operating Expenses

Hotel operating expenses consisted of the following for the periods indicated (dollars in thousands):

		For the year ended		
		December 31, 2023	December 31, 2022	% Change
Hotel operating expenses:				
Room	$	61,794	$ 56,073	10.2 %
Food and beverage expense		6,352	5,520	15.1 %
Telephone expense		1,439	1,449	(0.7)%
Other expense		3,712	3,488	6.4 %
General and administrative		28,884	26,085	10.7 %
Franchise and marketing fees		24,897	23,674	5.2 %
Advertising and promotions		6,085	5,397	12.7 %
Utilities		13,007	12,048	8.0 %
Repairs and maintenance		15,837	14,145	12.0 %
Management fees paid to related parties		10,557	10,133	4.2 %
Insurance		2,822	2,746	2.8 %
Total hotel operating expenses	$	175,386	$ 160,758	9.1 %

Hotel operating expenses increased $14.6 million, or 9.1%, to $175.4 million for the year ended December 31, 2023 from $160.8 million for the year ended December 31, 2022. The increase in hotel operating expenses was related to the increase in revenues and occupancy caused by the continued recovery from the COVID-19 pandemic, increased staffing levels, and inflation. The increase was partially offset by the sale of four hotels during the second quarter of 2022 that contributed $0 of operating expenses during the year ended December 31, 2023, down $3.5 million from the $3.5 million these hotels contributed during the year ended December 31, 2022.

Room expenses, which are the most significant component of hotel operating expenses, increased $5.7 million from $56.1 million in 2022 to $61.8 million in 2023. The increase in room expenses was related primarily to an increase in occupancy and revenues at our hotels due to the continued recovery from the COVID-19 pandemic, increased staffing levels, and inflation.

The remaining hotel operating expenses increased $8.9 million, or 8.5%, from $104.7 million in 2022 to $113.6 million in 2023. The increase in other remaining expenses was related primarily to an increase in occupancies and revenues at our hotels due to the continued recovery from the COVID-19 pandemic and inflation.

Depreciation and Amortization

Depreciation and amortization expense decreased $1.1 million from $59.4 million for the year ended December 31, 2022 to $58.3 million for the year ended December 31, 2023. The decrease was primarily due to the depreciation expense from four hotels that were sold during the second quarter of 2022. Depreciation is generally recorded on our assets over 40 years for buildings, 20 years for land improvements, 15 years for building improvements and one to ten years for hotel furniture, fixtures and equipment from the date of acquisition on a straight-line basis. Depreciable lives of hotel furniture, fixtures and equipment are generally assumed to be the difference between the date of acquisition and the date that the furniture, fixtures and equipment will be replaced. Amortization of franchise fees is recorded on a straight-line basis over the term of the respective franchise agreement.

Impairment Loss

Impairment loss was $4.3 million for the year ended December 31, 2023. The impairment loss in 2023 was due to the impairment recorded on the HGI Denver Tech hotel property which is under contract to be sold.

Property Taxes, Ground Rent and Insurance

Total property taxes, ground rent and insurance expenses increased $2.3 million from $21.2 million for the year ended December 31, 2022 to $23.5 million for the year ended December 31, 2023. The increase primarily was related to increases in property tax assessments and an increase in insurance costs.

General and Administrative

General and administrative expenses principally consist of employee-related costs, including base payroll, bonuses and amortization of restricted stock and awards of LTIP units. These expenses also include corporate operating costs, professional fees and trustees' fees. Total general and administrative expenses (excluding amortization of stock based compensation of $6.1 million and $5.6 million for the years ended December 31, 2023 and 2022, respectively) decreased $0.4 million to $11.4 million in 2023 from $11.8 million in 2022.

Other Charges

Other charges increased from $0.7 million for the year ended December 31, 2022 to $2.3 million for the year ended December 31, 2023. The increase primarily was related to the write-off of $2.2 million of previous expenditures related to the development of a hotel in California that the Company decided to no longer pursue.

Reimbursable Costs from Related Parties

Reimbursable costs from related parties, comprised of corporate payroll and rent costs were $1.3 million and $1.3 million for the years ended December 31, 2023 and 2022, respectively. The cost reimbursements were offset by the cost reimbursements from related parties included in revenues.

Gain on Sale of Hotel Property

Gain on the sale of hotel property decreased $2.3 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The HGI Burlington hotel property was sold on May 6, 2022 and the HWS Dallas, the CY Houston West University, and the RI Houston West University hotel properties together were sold on May 13, 2022, which resulted in a total gain of $2.3 million.

Interest and Other Income

Interest on cash and cash equivalents and other income increased $1.5 million from $10 thousand for the year ended December 31, 2022 to $1.5 million for the year ended December 31, 2023. The increase was due to higher cash balances and higher interest rates received on cash balances during the year ended December 31, 2023.

Interest Expense, Including Amortization of Deferred Fees

Interest expense increased $0.6 million, or 2.5%, from $26.5 million for the year ended December 31, 2022 to $27.1 million for the year ended December 31, 2023. Interest expense is comprised of the following (dollars in thousands):

	For the year ended		
	December 31, 2023	December 31, 2022	% Change
Mortgage debt interest	$ 19,305	$ 20,431	(5.5)%
Credit facility and term loan interest and unused fees	6,198	2,229	178.1 %
Interest rate cap	(16)	(784)	(98.0)%
Construction loan interest	415	3,469	(88.0)%
Capitalized interest	—	(330)	(100.0)%
Amortization of deferred financing costs	1,226	1,439	(14.8)%
Total	**$ 27,128**	**$ 26,454**	**2.5 %**

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt increased $0.6 million from $0.1 million for the year ended December 31, 2022 to $0.7 million for the year ended December 31, 2023. The loss in 2023 is related to the Company's repayment of the construction loan on the Home2 Woodland Hills hotel property.

Gain from Partial Lease Termination

Gain from partial lease termination increased $0.2 million from $0 for the year ended December 31, 2022. The gain in 2023 is related to the Company's termination of a portion of its corporate office lease to vacate and surrender possession of 7,374 rentable square feet in exchange for an early termination payment of $0.1 million.

Income Tax Expense

Income tax expense remained unchanged at zero for the year ended December 31, 2022 and 2023. We are subject to income taxes based on the taxable income of our TRS Lessees at a combined federal and state tax rate of approximately 25%. The Company's TRS is expecting taxable losses in 2023 and recognizes a full valuation allowance equal to 100% of the net deferred tax assets due to the uncertainty of the TRS's ability to utilize these net deferred tax assets.

Net Income

Net income was $2.5 million for the year ended December 31, 2023, compared to net income of $9.9 million for the year ended December 31, 2022. The change in net income primarily was due to the factors discussed above.

Material Trends or Uncertainties

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either the capital resources or the revenues or income to be derived from the acquisition and operation of properties, loans and other permitted investments, other than those referred to in this section and the risk factors identified in the "Risk Factors" section of this Annual Report on this Form 10-K.

Non-GAAP Financial Measures

We consider the following non-GAAP financial measures useful to investors as key supplemental measures of our operating performance: (1) FFO, (2) Adjusted FFO, (3) EBITDA, (4) EBITDA*re*, (5) Adjusted EBITDA and (6) Adjusted Hotel EBITDA. These non-GAAP financial measures should be considered along with, but not as alternatives to, net income or loss as prescribed by GAAP as a measure of our operating performance.

FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA do not represent cash generated from operating activities under GAAP and should not be considered as alternatives to net income or loss, cash flows from operations or any other operating performance measure prescribed by GAAP. FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA are not measures of our liquidity, nor are FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA or Adjusted Hotel EBITDA indicative of funds available to fund our cash needs, including our ability to make cash distributions. These measurements do not reflect cash expenditures for long-term assets and other items that have been and will be incurred. FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions, and other commitments and uncertainties.

We calculate FFO in accordance with standards established by Nareit, which defines FFO as net income or loss (calculated in accordance with GAAP), excluding gains or losses from sales of real estate, impairment write-downs, the cumulative effect of changes in accounting principles, plus depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures following the same approach. We believe that the presentation of FFO provides useful information to investors regarding our operating performance because it measures our performance without regard to specified non-cash items such as real estate depreciation and amortization, gain or loss on sale of real estate assets and certain other items that we believe are not indicative of the property level performance of our hotel properties. We believe that these items reflect historical cost of our asset base and our acquisition and disposition activities and are less reflective of our ongoing operations, and that by adjusting to exclude the effects of the items, FFO is useful to investors in comparing our operating performance between periods and between REITs that report FFO using the Nareit definition.

We calculate Adjusted FFO by further adjusting FFO for certain additional items that are not addressed in Nareit's definition of FFO, including other charges, losses on the early extinguishment of debt and similar items related to our unconsolidated real estate entities that we believe do not represent costs related to hotel operations. We believe that Adjusted FFO provides investors with another financial measure that may facilitate comparisons of operating performance between periods and between REITs that make similar adjustments to FFO.

The following is a reconciliation of net income (loss) to FFO and Adjusted FFO for the years ended December 31, 2023, 2022 and 2021 (in thousands, except share data):

| | For the year ended | | |
| | December 31, | | |
	2023	2022	2021
Funds From Operations ("FFO"):			
Net income (loss)	$ 2,488	$ 9,871	$ (18,845)
Preferred dividends	(7,950)	(7,950)	(3,975)
Net (loss) income attributable to common shares and common units	(5,462)	1,921	(22,820)
(Gain) loss on sale of hotel property	(18)	(2,268)	21
Gain on sale of investment in unconsolidated real estate entities	—	—	(23,817)
Depreciation	58,040	59,123	53,967
Impairment loss	4,266	—	5,640
Adjustments for unconsolidated real estate entity items	—	—	568
FFO attributed to common share and unit holders	56,826	58,776	13,559
Other charges	2,300	683	711
Loss on early extinguishment of debt	696	138	—
Gain from partial lease termination	(164)	—	—
Adjustments for unconsolidated real estate entity items	—	—	46
Adjusted FFO attributed to common share and unit holders	$ 59,658	$ 59,597	14,316
Weighted average number of common shares and units			
Basic	50,374,481	49,971,823	49,281,763
Diluted	50,532,122	50,234,903	49,490,938

Diluted weighted average common share count used for calculation of adjusted FFO per share may differ from diluted weighted average common share count used for calculation of GAAP Net Income per share by LTIP units, which may be converted to common shares of beneficial interest, and if Net Income per share is negative and Adjusted FFO is positive. Unvested restricted shares and unvested LTIP units that could potentially dilute basic earnings per share in the future would not be included in the computation of diluted loss per share for the periods where a loss has been recorded because they would have been anti-dilutive for the periods presented.

EBITDA is defined as net income or loss excluding: (1) interest expense; (2) provision for income taxes, including income taxes applicable to sale of assets; (3) depreciation and amortization; and (4) unconsolidated real estate entity items including interest, depreciation and amortization excluding gains and losses from sales of real estate. We consider EBITDA useful to an investor in evaluating and facilitating comparisons of our operating performance between periods and between REITs by removing the impact of our capital structure (primarily interest expense) and asset base (primarily depreciation and amortization) from our operating results. In addition, EBITDA is used as one measure in determining the value of hotel acquisitions and dispositions.

In addition to EBITDA, we present EBITDA*re* in accordance with Nareit guidelines, which defines EBITDA*re* as net income or loss excluding interest expense, income tax expense, depreciation and amortization expense, gains or losses from sales of real estate, impairment, and adjustments for unconsolidated joint ventures. We believe that the presentation of EBITDA*re* provides useful information to investors regarding the Company's operating performance and can facilitate comparison of operating performance between periods and between REITs.

We also present Adjusted EBITDA which includes additional adjustments for items such as other charges, gains or losses on extinguishment of indebtedness, amortization of share-based compensation and certain other expenses that we consider outside the normal course of operations. We believe that Adjusted EBITDA provides useful supplemental information to investors regarding our ongoing operating performance that, when considered with net income, EBITDA and EBITDA*re*, is beneficial to an investor's understanding of our performance.

The following is a reconciliation of net income (loss) to EBITDA, EBITDA*re* and Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	For the year ended December 31,		
	2023	2022	2021
Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"):			
Net income (loss)	$ 2,488	$ 9,871	$ (18,845)
Interest expense	27,128	26,454	24,460
Depreciation and amortization	58,254	59,350	54,215
Adjustments for unconsolidated real estate entity items	—	—	1,184
EBITDA	87,870	95,675	61,014
Impairment loss	4,266	—	5,640
(Gain) loss on sale of hotel property	(18)	(2,268)	21
Gain on sale of investment in unconsolidated real estate entities	—	—	(23,817)
EBITDA*re*	92,118	93,407	42,858
Other charges	2,300	683	711
Loss on early extinguishment of debt	696	138	—
Gain from partial lease termination	(164)	—	—
Adjustments for unconsolidated real estate entity items	—	—	46
Share based compensation	6,117	5,551	4,823
Adjusted EBITDA	$ 101,067	$ 99,779	$ 48,438

Adjusted Hotel EBITDA is defined as net income before interest, income taxes, depreciation and amortization, corporate general and administrative, impairment loss, loss on early extinguishment of debt, other charges, interest and other income, losses on sales of hotel properties and income or loss from unconsolidated real estate entities. We present Adjusted Hotel EBITDA because we believe it is useful to investors in comparing our hotel operating performance between periods and comparing our Adjusted Hotel EBITDA margins to those of our peer companies. Adjusted Hotel EBITDA represents the results of operations for our wholly owned hotels only.

The following is a presentation of Adjusted Hotel EBITDA for the years ended December 31, 2023, 2022 and 2021 (in thousands):

		For the year ended		
		December 31,		
		2023	2022	2021
Net income (loss)		$ 2,488	$ 9,871	$ (18,845)
Add:	Interest expense	27,128	26,454	24,460
	Depreciation and amortization	58,254	59,350	54,215
	Corporate general and administrative	17,517	17,339	15,752
	Other charges	2,300	683	711
	Impairment loss	4,266	—	5,640
	Loss on early extinguishment of debt	696	138	—
	Loss from unconsolidated real estate entities	—	—	1,231
	Loss on sale of hotel property	—	—	21
Less:	Interest and other income	(1,534)	(10)	(243)
	Gain on sale of hotel property	(18)	(2,268)	—
	Gain from partial lease termination	(164)	—	—
	Gain on sale of investment in unconsolidated real estate entities	—	—	(23,817)
Adjusted Hotel EBITDA		$ 110,933	$ 111,557	$ 59,125

Although we present FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA because we believe they are useful to investors in comparing our operating performance between periods and between REITs that report similar measures, these measures have limitations as analytical tools. Some of these limitations are:

- FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

- FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

- FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA do not reflect funds available to make cash distributions;

- EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may need to be replaced in the future, and FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA do not reflect any cash requirements for such replacements;

- Non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period using Adjusted EBITDA;

- Adjusted FFO, Adjusted EBITDA and Adjusted Hotel EBITDA do not reflect the impact of certain cash charges (including acquisition transaction costs) that result from matters we consider not to be indicative of the underlying performance of our hotel properties;

- Other companies in our industry may calculate FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA differently than we do, limiting their usefulness as a comparative measure; and

- FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA do not represent cash generated from operating activities as determined by GAAP and should not be considered as alternatives to net income or loss, cash flows from operations or any other operating performance measure prescribed by GAAP. FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA are not measures of our liquidity.

Because of these limitations, FFO, Adjusted FFO, EBITDA, Adjusted EBITDA and Adjusted Hotel EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using FFO, Adjusted FFO, EBITDA, EBITDA*re*, Adjusted EBITDA and Adjusted Hotel EBITDA only supplementally. Our consolidated financial statements and the notes to those statements included elsewhere are prepared in accordance with GAAP.

Liquidity and Capital Resources

We plan to maintain a prudent capital structure and intend to maintain our leverage over the long term at a ratio of net debt to investment in hotels (at cost) (defined as our initial acquisition price plus the gross amount of any subsequent capital investment and excluding any impairment charges) at a level that will be similar to the levels at which we have operated in the past. A subsequent decrease in hotel property values will not necessarily cause us to repay debt to comply with this limitation. At December 31, 2023, our leverage ratio was approximately 24.8%, which decreased from 26.6% at December 31, 2022 based on the ratio of our net debt (total debt outstanding before deferred financing costs less unrestricted cash and cash equivalents) to hotel investments at cost. At December 31, 2023, we had total debt of $486.1 million at an average rate of approximately 5.5%. We intend to continue to fund our investments with a prudent balance of debt and equity. Our debt may include mortgage debt collateralized by our hotel properties and unsecured debt.

At December 31, 2023 and 2022, we had $0 and $0, respectively, in outstanding borrowings under our revolving credit facility. We had $90.0 million and $0 in outstanding borrowings under our unsecured term loan at December 31, 2023 and 2022, respectively. We had $0 and $39.3 million in outstanding borrowings under our construction loan for the Home2 Woodland Hills hotel development at December 31, 2023 and 2022, respectively. At December 31, 2023, the maximum borrowing availability under our revolving credit facility was $260.0 million. We also had mortgage debt on individual hotels aggregating $396.1 million and $430.9 million at December 31, 2023 and 2022, respectively.

On October 28, 2022, Chatham entered into a $215.0 million unsecured revolving credit facility and a $90.0 million unsecured delayed-draw term loan facility that replaced the Company's previous $250 million revolving credit facility that was scheduled to mature on March 8, 2023. The revolving credit facility has an initial maturity of October 28, 2026 and provides two six-month extension options. The unsecured delayed-draw term loan facility has an initial maturity of October 28, 2025 and provides two one-year extension options. On December 19, 2022, Chatham executed an amendment to its unsecured revolving credit facility increasing commitments by $45.0 million for a total borrowing capacity of $260.0 million. Combined with its $90.0 million unsecured delayed-draw term loan, Chatham has $350.0 million of total commitments under the new facilities. Pricing on the new facilities is based on SOFR plus a spread of 1.50% to 2.25% for the revolving credit facility and a spread of 1.45% to 2.20% for the unsecured delayed-draw term loan facility based on the Company's leverage, and a credit spread adjustment of 0.10%.

Our revolving credit facility and unsecured delayed-draw term loan contain representations, warranties, covenants, terms and conditions customary for credit facilities of this type, including a maximum leverage ratio, a minimum fixed charge coverage ratio and minimum net worth financial covenants, limitations on (i) liens, (ii) incurrence of debt, (iii) investments, (iv) distributions, and (v) mergers and asset dispositions, covenants to preserve corporate existence and comply with laws, covenants on the use of proceeds of the revolving credit facility and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, non-performance of covenants, cross-defaults and guarantor defaults. We were in compliance with all financial covenants at December 31, 2023.

Our mortgage debt agreements contain "cash trap" provisions that are triggered when the hotel's operating results fall below a certain debt service coverage ratio or debt yield. When these provisions are triggered, all of the excess cash flow generated by the hotel is deposited directly into cash management accounts for the benefit of our lenders until a specified debt service coverage ratio or debt yield is reached. Such provisions do not allow the lender the right to accelerate repayment of the underlying debt. As of December 31, 2023, four of our mortgage debt lenders have enforced cash trap provisions resulting in $5.6 million of restricted cash. We do not expect that such cash traps will affect our ability to satisfy our short-term liquidity requirements.

In December 2017, we established a $50 million dividend reinvestment and stock purchase plan (the "DRSPP") which we renewed in December 2020 and renewed again in January 2024. Under the DRSPP, shareholders may purchase additional common shares by reinvesting some or all of the cash dividends received on common shares. Shareholders may also make optional cash purchases of the Company's common shares subject to certain limitations detailed in the prospectus for the DRSPP. During the year ended December 31, 2023, the Company issued 5,896 common shares under the DRSPP at a weighted average price of $10.27, which generated $61 thousand of proceeds. As of December 31, 2023, there was approximately $47.8 million in common shares available for issuance under the DRSPP.

In January 2021, we established an "at-the-market" equity offering program (the "ATM Program") whereby, from time to time, we may publicly offer and sell our common shares having an aggregate offering price of up to $100 million by means of ordinary brokers transactions on the New York Stock Exchange (the "NYSE"), in negotiated transactions or in transactions deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended. Cantor Fitzgerald & Co., Barclays Capital Inc., BMO Capital Markets Corp., BofA Securities, Inc., BTIG, LLC, Citigroup Global Markets Inc., Regions Securities LLC, Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities act as sales agents under the ATM Program. The Company did not issue any shares under the ATM Program during the year ended December 31, 2023. As of December 31, 2023, there was approximately $77.5 million in common shares available for issuance under the ATM Program.

We expect to meet our short-term liquidity requirements generally through existing cash balances and availability under our revolving credit facility and unsecured term loan. We believe that our existing cash balances and availability under our revolving credit facility and unsecured term loan will be adequate to fund operating obligations, pay interest on any borrowings and fund dividends in accordance with the requirements for qualification as a REIT under the Code. We expect to meet our long-term liquidity requirements, such as hotel property acquisitions and debt maturities or repayments through borrowings under our revolving credit facility and unsecured term loan, additional long-term secured and unsecured borrowings, the issuance of additional equity or debt securities or the possible sale of existing assets.

We intend to continue to invest in hotel properties as suitable opportunities arise. We intend to finance our future investments with free cash flow, the net proceeds from additional issuances of common and preferred shares, issuances of common units in our Operating Partnership or other securities, borrowings or asset sales. The success of our acquisition strategy depends, in part, on our ability to access additional capital through other sources. There can be no assurance that we will continue to make investments in properties that meet our investment criteria. Additionally, we may choose to dispose of certain hotels as a means to provide liquidity.

We had no material off-balance sheet arrangements at December 31, 2023.

Sources and Uses of Cash

Our principal sources of cash include net cash from operations, availability under our revolving credit facility, proceeds from debt and equity issuances, and proceeds from the sale of hotel properties. Our principal uses of cash include acquisitions, capital expenditures, operating costs, corporate expenditures, interest costs, debt repayments and distributions to equity holders.

Cash, cash equivalents, and restricted cash totaled $85.7 million as of December 31, 2023, an increase of $40.6 million from December 31, 2022, primarily due to net cash provided by operating activities of $76.4 million, net cash used in investing activities of $28.1 million, and net cash used in financing activities $7.7 million.

Cash from Operations

Net cash flows provided by operating activities increased $4.9 million to $76.4 million in 2023 compared to $71.5 million in 2022. The increase in cash from operating activities was primarily due to improving operating results from our hotels which generated RevPAR growth of 6.1% in 2023 versus 2022.

Investing Activities Cash Flows

Net cash flows (used in) provided by investing activities decreased $58.1 million to $(28.1) million in 2023 compared to $30.0 million in 2022. For the year ended December 31, 2023, net cash flows used in investing activities of $(28.1) million consisted of $28.1 million related to capital improvements on our hotels. For the year ended December 31, 2022, net cash flows provided by investing activities of $30.0 million consisted of $79.6 million in net proceeds related to the sale of four hotel properties, $0.4 million of deferred key money received for the development of the Home2 Woodland Hills, partially offset by

$31.0 million related to the acquisition of the HGI Destin hotel property, $15.7 million related to capital improvements on our hotels during the year, and $3.3 million of capital expenditures related to the development of the Home2 Woodland Hills.

We expect to invest approximately $36.8 million on renovations, discretionary and emergency expenditures on our existing hotels in 2024, including improvements required under any brand PIP.

*Financing Activities Cash Flow*s

Net cash flows used in financing activities decreased $78.5 million to $(7.7) million in 2023 compared to $(86.2) million in 2022. For the year ended December 31, 2023, net cash flows used in financing activities of $7.7 million were comprised of the repayment of our construction loan of $39.3 million, principal payments on mortgage debt of $117.7 million, distributions to common share and unit holders of $14.2 million, distributions on preferred shares of $8.0 million, and payments of deferred financing costs of $1.5 million, partially offset by borrowings on our unsecured term loan of $90.0 million and proceeds from the issuance of five new mortgage loans of $82.9 million. For the year ended December 31, 2022, net cash flows used in financing activities of $86.2 million were comprised of net repayments of our senior unsecured revolving credit facility of $70.0 million, principal payments on mortgage debt of $9.0 million, payments of deferred financing and offering costs of $3.5 million, distributions to unit holders of $0.1 million, and distributions on preferred shares of $8.0 million, partially offset by net borrowings on our construction loan of $4.3 million.

We declared total dividends of $0.28 and $0.28 per common share and LTIP unit, respectively, for the year ended December 31, 2023 and $0.07 and $0.07 per common share and LTIP unit, respectively, for the year ended December 31, 2022. We declared total dividends of $1.65624 and $1.65624 per Series A preferred share for the years ended December 31, 2023 and 2022, respectively.

Material Cash Requirements

Our material cash requirements include the following contractual obligations:

- At December 31, 2023, we had total debt principal and interest obligations of $550.5 million with $312.1 million of principal and interest payable within the next 12 months from December 31, 2023. $293.3 million of debt principal obligations payable during the next 12 months relate to maturities of the Company's mortgage loans secured by the Residence Inn Garden Grove, the SpringHill Suites Savannah, the Residence Inn Silicon Valley I, the Residence Inn Silicon Valley II, the Residence Inn San Mateo, the Residence Inn Mountain View, the Hilton Garden Inn Marina del Rey, and the Homewood Suites Boston-Billerica hotel properties. See Note 7, "Debt" to our consolidated financial statements for additional information relating to our property loans, revolving credit facility and unsecured term loan.

- Lease payments due within the next 12 months from year-end 2023 total $1.9 million. See Note 13, "Leases" to our consolidated financial statements for additional information relating to our corporate office and ground leases.

Related Party Transactions

We have entered into transactions and arrangements with related parties that could result in potential conflicts of interest. See "Risks Related to Our Business" and Note 15, "Related Party Transactions", to our consolidated financial statements included in this Annual Report on Form 10-K. See also Item 13 of this Form 10-K.

Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures may limit the ability of our management companies to raise room rates.

Critical Accounting Estimates

We consider the following estimates critical because they require estimates about matters that are inherently uncertain, involve various assumptions and require management judgment. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions.

Investment in Hotel Properties

We allocate the purchase prices of hotel properties acquired as asset acquisitions based on the fair value of the acquired real estate, furniture, fixtures and equipment, identifiable intangible assets and assumed liabilities. In making estimates of fair value for purposes of allocating the purchase price, we utilize a number of sources of information that are obtained in connection with the acquisition of a hotel property, including valuations performed by independent third parties and information obtained about each hotel property resulting from pre-acquisition due diligence.

Our hotel properties are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings, 20 years for land improvements, 5 to 20 years for building improvements and one to ten years for furniture, fixtures and equipment. Renovations and/or replacements at the hotel properties that improve or extend the life of the assets are capitalized and depreciated over their useful lives, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Our hotel properties are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable over management's estimated holding period.This estimated holding period incorporates management's intent and ability to hold the hotel properties over the estimated holding period. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management will perform an analysis to determine if the estimated undiscounted future cash flows, without interest charges, from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount, an adjustment to reduce the carrying amount to the related hotel property's estimated fair value is recorded and an impairment loss recognized. For the year ended December 31, 2023, the Company incurred an impairment loss on one hotel property (See Note 5). For the year ended December 31, 2022, there were no impairment losses. For the year ended December 31, 2021, the Company incurred an impairment loss on one hotel property (See Note 5).

For properties the Company considers held for sale, depreciation and amortization are no longer recorded and the value the properties is recorded at the lower of depreciated cost or fair value, less costs to sell. If circumstances arise that were previously considered unlikely, and, as a result, the Company decides not to sell a property previously classified as held for sale, the Company will reclassify such property as held and used. Such property is measured at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. The Company classifies properties as held for sale when all criteria within the Financial Accounting Standards Board's ("FASB") guidance on the impairment or disposal of long-lived assets are met. As of December 31, 2023, we had no hotel properties that met the criteria to be presented as held for sale.

Revenue Recognition

Revenue from hotel operations is recognized when rooms are occupied and when services are provided. Revenue consists of amounts derived from hotel operations, including sales from room, meeting room, gift shop, in-room movie and other ancillary amenities. Sales, use, occupancy, and similar taxes are collected and presented on a net basis (excluded from revenues) in the accompanying consolidated statements of operations.

Share-Based Compensation

We measure compensation expense for the restricted share awards based upon the fair market value of our common shares at the date of grant. The Company measures compensation expense for the Time-Based and Performance-Based LTIP units based upon the Monte Carlo approach using volatility, dividend yield and a risk free interest rate in the valuation. Compensation expense is recognized on a straight-line basis over the vesting period and is included in general and administrative expense in the accompanying consolidated statements of operations. We pay dividends on vested and non-vested restricted shares and Time-Based LTIP units. The Company has also issued Performance-Based LTIP units as part of its compensation plan. Under the terms of the Performance-Based LTIP units, a holder of a Performance-Based LTIP unit will generally (i) be entitled to receive 10% of the distributions made on a common unit of the Operating Partnership during the period prior to vesting of such Performance-Based LTIP unit (the "Pre-Vesting Distributions"), (ii) be entitled, upon the vesting of such Performance-Based LTIP unit, to receive a special one-time "catch-up" distribution equal to the aggregate amount of distributions that were paid on a common unit during the period prior to vesting of such Performance-Based LTIP unit minus the aggregate amount of Pre-Vesting Distributions paid on such Performance-Based LTIP unit, and (iii) be entitled, following the vesting of such Performance-Based LTIP unit, to receive the same amount of distributions paid on a common unit of the Operating Partnership.

Income Taxes

We elected to be taxed as a REIT for federal income tax purposes commencing with our 2010 taxable year. In order to qualify as a REIT under the Code, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we currently distribute our taxable income to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to shareholders. However, we believe we have been organized and that we operate in such a manner as to qualify for treatment as a REIT.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We may be exposed to interest rate changes primarily as a result of balances borrowed under our term loan and revolving credit facility, our assumption of long-term debt in connection with our acquisitions and upon refinancing of existing debt. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we seek to borrow primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates. With respect to variable rate financing, we will assess interest rate risk by identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The Company estimates the fair value of its fixed rate debt by discounting the future cash flows of each instrument at estimated market rates. Rates take into consideration general market conditions, maturity and fair value of the underlying collateral. The estimated fair value of the Company's fixed rate debt at December 31, 2023 and 2022 was $396.0 million and $412.7 million, respectively.

At December 31, 2023, our consolidated debt was comprised of floating and fixed interest rate debt. The fair value of our fixed rate debt indicates the estimated principal amount of debt having the same debt service requirements that could have been borrowed at the date presented, at then current market interest rates. The following table provides information about the maturities of our financial instruments as of December 31, 2023 that are sensitive to changes in interest rates (dollars in thousands):

	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
Floating rate:								
Debt	$ —	$90,000	$ —	$ —	$ —	$ —	$90,000	$90,000
Average interest rate	—	6.65 %	—	—	—	—	6.65 %	
Fixed rate:								
Debt	$297,210	$15,974	$ —	$ —	$ 24,590	$58,335	$396,109	$396,001
Average interest rate	4.64 %	4.25 %	—	—	7.61 %	7.39 %	5.21 %	

As of December 31, 2023, we estimate that a hypothetical 100 basis points increase in SOFR would result in additional interest of approximately $0.9 million annually. This assumes that the total amount of floating rate debt outstanding on our revolving credit facility and unsecured term loan remains $90.0 million, the balance as of December 31, 2023.

Item 8. Consolidated Financial Statements and Supplementary Data

See our Consolidated Financial Statements and the Notes thereto beginning at page F-1 included in Item 15, which are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter of 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework" (2013 framework). Based on this assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting is effective, based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears on page F-2 of this Annual Report on Form 10-K.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Trustees, Executive Officers and Corporate Governance

     The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders to be held on May 15, 2024.

Item 11. Executive Compensation

     The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders to be held on May 15, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

     The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders to be held on May 15, 2024.

Item 13. Certain Relationships and Related Transactions, and Trustee Independence

     The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders to be held on May 15, 2024.

Item 14. Principal Accountant Fees and Services

     The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders to be held on May 15, 2024.

Item 15. Exhibits and Financial Statement Schedules

1.   Financial Statements

       See the Index to Consolidated Financial Statements at pages F-1

2.   Financial Statement Schedules

The following financial statement schedule is included herein at page F-32:

Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2023

All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted.

3. Exhibits

A list of exhibits required to be filed as part of this report on Form 10-K is set forth in the Exhibit Index, which immediately follows this item and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Articles of Amendment and Restatement of Chatham Lodging Trust[7]
3.2	Articles of Amendment of Chatham Lodging Trust[12]
3.3	Fourth Amended and Restated Bylaws of Chatham Lodging Trust[1]
3.4	Articles Supplementary to the Company's Declaration of Trust designating the 6.625% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share[10]
4.1†	Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.1*	Chatham Lodging Trust Equity Incentive Plan, Amended and Restated as of May 17, 2013, as amended on May 24, 2022[1]
10.2*	Employment Agreement between Chatham Lodging Trust and Jeffrey H. Fisher[7]
10.3*	Employment Agreement between Chatham Lodging Trust and Dennis M. Craven[7]
10.4*	Employment Agreement between Chatham Lodging Trust and Jeremy Wegner[2]
10.5*	First Amendment to Employment Agreement of Dennis Craven dated January 30, 2015[3]
10.6*	Form of Indemnification Agreement between Chatham Lodging Trust and its officers and trustees[4]
10.7*	Form of LTIP Unit Vesting Agreement[4]
10.8*	Form of Share Award Agreement for Trustees[4]
10.9*	Form of Share Award Agreement for Officers[5]
10.10*	Share Award Agreement, dated as of June 1, 2015, between Chatham Lodging Trust and Jeremy Wegner[6]
10.11	Agreement of Limited Partnership of Chatham Lodging, L.P.[4]
10.12	First Amendment to the Agreement of Limited Partnership of Chatham Lodging, L.P.[6]
10.13	Second Amendment to the Agreement of Limited Partnership of Chatham Lodging, L.P.[11]
10.14	Form of IHM Hotel Management Agreement[4]
10.15*	Form of 2016 Time-Based LTIP Unit Award Agreement[7]
10.16*	Form of 2016 Performance-Based LTIP Unit Award Agreement[7]
10.17	Sales Agreement, dated January 5, 2021, by and among Chatham Lodging Trust, Chatham Lodging, L.P. and Cantor Fitzgerald & Co., Barclays Capital Inc., BMO Capital Markets Corp., BofA Securities, Inc., BTIG, LLC, Citigroup Global Markets Inc., Regions Securities LLC, Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC[9]
10.18	Second Amendment and Restatement Agreement, dated as of October 28, 2022, among the Operating Partnership, as the borrower, the Registrant, as the parent REIT and a guarantor, certain subsidiaries of the borrower, as guarantors, Barclays Bank, PLC, as administrative agent and L/C issuer, and the other lenders party thereto.[8]
10.19	Term Loan Credit Agreement, dated as of October 28, 2022, among the Operating Partnership, as the borrower, the Registrant, as the parent REIT and a guarantor, certain subsidiaries of the borrower, as guarantors, Regions Capital Markets, as administrative agent, and the other lenders party thereto.[8]
21.1†	List of Subsidiaries of Chatham Lodging Trust
23.1†	PricewaterhouseCoopers LLP Consent of Independent Registered Public Accounting Firm
31.1†	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2†	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1††	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1†*	Chatham Lodging Trust Clawback Policy
101.INS**	The instance document does not appear in the interactive data file because its inline XBRL tags are embedded within the inline XBRL document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the interactive date file because its XBRL tags are embedded within the inline XBRL document

†   Filed herewith.

††   Furnished herewith.

*   Denotes management contract or compensation plan or arrangement in which trustees or officers are eligible to participate.

**   Submitted electronically herewith. Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2023 and 2022; (ii) Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Equity for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (v) Notes to the Consolidated Financial Statements.

(1)   Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2023 (File No. 001-34693).

(2)   Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2015 (File No. 001-34693).

(3)   Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2015 (File No. 001-34693).

(4)   Incorporated by reference to Amendment No. 4 to the Company's Registration Statement on Form S-11 filed with the SEC on February 12, 2010 (File No. 333-162889).

(5)   Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2010 (File No. 001-34693).

(6)   Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2015 (File No. 001-34693).

(7)   Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on February 29, 2016 (File No. 001-34693).

(8)   Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on November 1, 2022 (File No. 001-34693).

(9)   Incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on January 5, 2021 (File No. 001-34693).

(10)   Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-A filed with the SEC on June 25, 2021 (File No. 001-34693).

(11)   Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2021 (File No. 001-34693).

(12)   Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023 (File No. 001-34693).

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHATHAM LODGING TRUST

Dated: February 27, 2024   /s/ JEFFREY H. FISHER

Jeffrey H. Fisher

Chairman of the Board, President and Chief Executive Officer

(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ JEFFREY H. FISHER Jeffrey H. Fisher	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	February 27, 2024
/s/ JEREMY B. WEGNER Jeremy B. Wegner	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2024
/s/ EDWIN B. BREWER, JR. Edwin B. Brewer, Jr.	Trustee	February 27, 2024
/s/ DAVID GRISSEN David Grissen	Trustee	February 27, 2024
/s/ MARY ELIZABETH HIGGINS Mary Elizabeth Higgins	Trustee	February 27, 2024
/s/ ROBERT PERLMUTTER Robert Perlmutter	Trustee	February 27, 2024
/s/ ROLF E. RUHFUS Rolf E. Ruhfus	Trustee	February 27, 2024
/s/ ETHEL ISAACS WILLIAMS Ethel Isaacs Williams	Trustee	February 27, 2024

CHATHAM LODGING TRUST

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Chatham Lodging Trust

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Chatham Lodging Trust and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022**,** and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Evaluation of Investments in Hotel Properties

As described in Notes 2 and 5 to the consolidated financial statements, as of December 31, 2023, the Company had an investment in hotel properties, net of $1.2 billion and for the year ended December 31, 2023, there was an impairment loss of $4.3 million. Management periodically reviews its hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable over management's estimated holding period. This estimated holding period incorporates management's intent and ability to hold the hotel properties over the estimated holding period. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist and management has identified uncertainty surrounding the recoverability of the hotel property carrying value, management will perform an analysis to determine if the estimated undiscounted future cash flows, without interest charges, from operations and the estimated proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount, an adjustment to reduce the carrying amount to the related hotel property's estimated fair value is recorded and an impairment loss recognized.

The principal considerations for our determination that performing procedures relating to the impairment evaluation of investments in hotel properties is a critical audit matter are the significant judgments by management when evaluating whether events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable over management's estimated holding period. This in turn led to a high degree of auditor judgment and subjectivity in performing procedures and evaluating audit evidence relating to management's intent and ability to hold its hotel properties and management's assessment of economic conditions of the Company's hotels.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment evaluation of the Company's investments in hotel properties, including controls over management's evaluation of whether events or changes in circumstances indicate that the carrying value of hotel properties may not be recoverable. These procedures also included, among others, testing management's process for evaluating whether events or changes in circumstances indicate that the carrying value may not be recoverable. Testing management's process included evaluating management's intent and ability to hold its hotel properties over the estimated holding period, evaluating management's assessment of economic conditions, and considering whether the assessment of economic conditions of the Company's hotels were consistent with external industry data and evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP
Miami, Florida
February 27, 2024

We have served as the Company's auditor since 2009.

CHATHAM LODGING TRUST
Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Assets:		
Investment in hotel properties, net	$ 1,227,633	$ 1,264,252
Cash and cash equivalents	68,130	26,274
Restricted cash	17,619	18,879
Right of use asset, net	18,141	19,297
Hotel receivables (net of allowance for doubtful accounts of $280 and $344, respectively)	4,375	5,178
Deferred costs, net	4,246	6,428
Prepaid expenses and other assets	3,786	3,430
Total assets	$ 1,343,930	$ 1,343,738
Liabilities and Equity:		
Mortgage debt, net	$ 394,544	$ 430,553
Revolving credit facility	—	—
Construction loan	—	39,331
Unsecured term loan, net	89,533	—
Accounts payable and accrued expenses (including $399 and $361 due to related parties, respectively)	29,255	28,528
Lease liability, net	20,808	22,108
Distributions payable	5,414	5,221
Total liabilities	539,554	525,741
Commitments and contingencies (see note 14)		
Equity:		
Shareholders' Equity:		
Preferred shares, $0.01 par value, 100,000,000 shares authorized; 4,800,000 and 4,800,000 shares issued and outstanding at December 31, 2023 and 2022, respectively	48	48
Common shares, $0.01 par value, 500,000,000 shares authorized; 48,859,836 and 48,808,105 shares issued and outstanding at December 31, 2023 and 2022, respectively	488	488
Additional paid-in capital	1,047,176	1,047,023
Accumulated deficit	(271,651)	(252,665)
Total shareholders' equity	776,061	794,894
Noncontrolling Interests:		
Noncontrolling interest in operating partnership	28,315	23,103
Total equity	804,376	817,997
Total liabilities and equity	$ 1,343,930	$ 1,343,738

The accompanying notes are an integral part of these consolidated financial statements.

CHATHAM LODGING TRUST
Consolidated Statements of Operations
(In thousands, except share and per share data)

	For the year ended December 31,		
	2023	2022	2021
Revenue:			
Room	$ 284,999	$ 272,265	$ 187,369
Food and beverage	8,124	7,303	3,525
Other	16,703	13,958	11,350
Reimbursable costs from related parties	1,283	1,325	1,731
Total revenue	311,109	294,851	203,975
Expenses:			
Hotel operating expenses:			
Room	61,794	56,073	40,396
Food and beverage	6,352	5,520	2,404
Telephone	1,439	1,449	1,502
Other hotel operating	3,712	3,488	2,299
General and administrative	28,884	26,085	20,424
Franchise and marketing fees	24,897	23,674	16,560
Advertising and promotions	6,085	5,397	3,721
Utilities	13,007	12,048	10,255
Repairs and maintenance	15,837	14,145	11,784
Management fees paid to related parties	10,557	10,133	7,156
Insurance	2,822	2,746	2,792
Total hotel operating expenses	175,386	160,758	119,293
Depreciation and amortization	58,254	59,350	54,215
Impairment loss	4,266	—	5,640
Property taxes, ground rent and insurance	23,507	21,210	23,826
General and administrative	17,517	17,339	15,752
Other charges	2,300	683	711
Reimbursable costs from related parties	1,283	1,326	1,731
Total operating expenses	282,513	260,666	221,168
Operating income (loss) before gain (loss) on sale of hotel property	28,596	34,185	(17,193)
Gain (loss) on sale of hotel property	18	2,268	(21)
Operating income (loss)	28,614	36,453	(17,214)
Interest and other income	1,534	10	243
Interest expense net of amounts capitalized, including amortization of deferred fees	(27,128)	(26,454)	(24,460)
Loss on early extinguishment of debt	(696)	(138)	—
Loss from unconsolidated real estate entities	—	—	(1,231)
Gain on sale of investment in unconsolidated real estate entities	—	—	23,817
Gain from partial lease termination	164	—	—
Income (loss) before income tax expense	2,488	9,871	(18,845)
Income tax expense	—	—	—
Net income (loss)	2,488	9,871	(18,845)
Net loss (income) attributable to non-controlling interest	156	(66)	435
Net income (loss) attributable to Chatham Lodging Trust	2,644	9,805	(18,410)
Preferred dividends	(7,950)	(7,950)	(3,975)
Net (loss) income attributable to common shareholders	$ (5,306)	$ 1,855	$ (22,385)
(Loss) income per common share - basic:			
Net (loss) income attributable to common shareholders (Note 11)	$ (0.11)	$ 0.04	$ (0.46)
(Loss) income per common share - diluted:			
Net (loss) income attributable to common shareholders (Note 11)	$ (0.11)	$ 0.04	$ (0.46)
Weighted average number of common shares outstanding:			
Basic	48,847,386	48,795,642	48,349,027
Diluted	48,847,386	49,058,722	48,349,027
Distributions per common share:	$ 0.28	$ 0.07	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CHATHAM LODGING TRUST
Consolidated Statements of Equity
(In thousands, except share and per share data)

	Preferred Shares		Common Shares		Additional Paid – In Capital	Accumulated Deficit	Total Shareholders' Equity	Noncontrolling Interest in Operating Partnership	Total Equity
	Shares	Amount	Shares	Amount					
Balance, December 31, 2020	—	$ —	46,973,473	$ 470	$ 906,000	$ (228,718)	$ 677,752	$ 14,708	$ 692,460
Issuance of preferred shares, net of offering costs of $4,063	4,800,000	48	—	—	115,889	—	115,937	—	115,937
Issuance of common shares pursuant to Equity Incentive Plan	—	—	40,203	—	450	—	450	—	450
Issuance of common shares, net of offering costs of $822	—	—	1,745,214	17	23,773	—	23,790	—	23,790
Issuance of restricted time-based shares	—	—	10,000	—	—	—	—	—	—
Amortization of share based compensation	—	—	—	—	43	—	43	4,293	4,336
Forfeited distributions on LTIP units	—	—	—	—	—	—	—	40	40
Dividends accrued on preferred shares	—	—	—	—	—	(3,975)	(3,975)	—	(3,975)
Reallocation of noncontrolling interest	—	—	—	—	1,915	—	1,915	(1,915)	—
Net loss	—	—	—	—	—	(18,410)	(18,410)	(435)	(18,845)
Balance, December 31, 2021	4,800,000	$ 48	48,768,890	$ 487	$1,048,070	$ (251,103)	$ 797,502	$ 16,691	$ 814,193
Issuance of common shares pursuant to Equity Incentive Plan	—	—	34,672	1	486	—	487	—	487
Issuance of common shares, net of offering costs of $107	—	—	4,543	—	(50)	—	(50)	—	(50)
Amortization of share based compensation	—	—	—	—	38	—	38	4,973	5,011
Dividends declared on common shares ($0.07 per share)	—	—	—	—	—	(3,417)	(3,417)	—	(3,417)
Distributions declared on LTIP units ($0.07 per unit)	—	—	—	—	—	—	—	(148)	(148)
Dividends accrued on preferred shares	—	—	—	—	—	(7,950)	(7,950)	—	(7,950)
Reallocation of noncontrolling interest	—	—	—	—	(1,521)	—	(1,521)	1,521	—
Net income	—	—	—	—	—	9,805	9,805	66	9,871
Balance, December 31, 2022	4,800,000	$ 48	48,808,105	$ 488	$1,047,023	$ (252,665)	$ 794,894	$ 23,103	$ 817,997
Issuance of common shares pursuant to Equity Incentive Plan	—	—	43,378	—	540	—	540	—	540
Issuance of common shares, net of offering costs of $2	—	—	5,896	—	59	—	59	—	59
Issuance of restricted time-based shares	—	—	2,457	—	—	—	—	—	—
Amortization of share based compensation	—	—	—	—	47	—	47	5,600	5,647
Dividends declared on common shares ($0.28 per share)	—	—	—	—	—	(13,680)	(13,680)	—	(13,680)
Distributions declared on LTIP units ($0.28 per unit)	—	—	—	—	—	—	—	(725)	(725)
Dividends accrued on preferred shares	—	—	—	—	—	(7,950)	(7,950)	—	(7,950)
Reallocation of noncontrolling interest	—	—	—	—	(493)	—	(493)	493	—
Net income	—	—	—	—	—	2,644	2,644	(156)	2,488
Balance, December 31, 2023	4,800,000	$ 48	48,859,836	$ 488	$1,047,176	$ (271,651)	$ 776,061	$ 28,315	$ 804,376

The accompanying notes are an integral part of these consolidated financial statements.

CHATHAM LODGING TRUST
Consolidated Statements of Cash Flows
(In thousands)

	For the year ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income (loss)	$ 2,488	$ 9,871	$ (18,845)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	58,040	59,123	53,967
Amortization of deferred franchise fees	214	246	248
Amortization of deferred financing fees included in interest expense	1,201	1,444	1,825
(Gain) loss on sale of hotel property	(18)	(2,268)	21
Gain on sale of unconsolidated real estate entities	—	—	(23,817)
Impairment loss	4,266	—	5,640
Write-off of hotel development costs included in other charges	2,238	—	—
Loss on early extinguishment of debt	672	138	—
Share based compensation	6,117	5,551	4,823
Gain from partial lease termination	(164)	—	—
Loss from unconsolidated real estate entities	—	—	1,231
Changes in assets and liabilities:			
Right of use asset	625	688	656
Hotel receivables	803	(2,191)	(1,314)
Deferred costs	(102)	(175)	(327)
Prepaid expenses and other assets	(382)	(764)	(526)
Accounts payable and accrued expenses	1,048	460	5,732
Lease liability	(604)	(588)	(537)
Net cash provided by operating activities	76,442	71,535	28,777
Cash flows from investing activities:			
Improvements and additions to hotel properties	(28,113)	(15,663)	(9,505)
Investment in hotel properties under development	—	(3,299)	(23,903)
Acquisition of hotel properties, net of cash acquired	—	(31,048)	(71,335)
Proceeds from sale of hotel properties, net	—	79,570	—
Proceeds from sale of unconsolidated real estate entities	—	—	2,800
Receipt of deferred key money	—	400	—
Net cash (used in) provided by investing activities	(28,113)	29,960	(101,943)
Cash flows from financing activities:			
Borrowings on revolving credit facility	—	40,000	90,000
Repayments on revolving credit facility	—	(110,000)	(155,300)
Borrowings on construction loan	—	4,324	21,682
Repayments on construction loan	(39,331)	—	—
Borrowings on unsecured term loan	90,000	—	—
Payments on mortgage debt	(117,742)	(9,000)	(21,190)
Proceeds from the issuance of mortgage debt	82,925	—	—
Payments of financing costs	(1,482)	(3,388)	(736)
Payment of offering costs on common shares	(2)	(107)	(822)
Proceeds from issuance of common shares	61	57	24,612
Payment of offering costs on preferred shares	—	—	(4,063)
Proceeds from issuance of preferred shares	—	—	120,000
Distributions - common shares/units	(14,212)	(147)	(282)
Distributions - preferred shares	(7,950)	(7,950)	(2,319)
Net cash (used in) provided by financing activities	(7,733)	(86,211)	71,582
Net change in cash, cash equivalents and restricted cash	40,596	15,284	(1,584)
Cash, cash equivalents and restricted cash, beginning of period	45,153	29,869	31,453
Cash, cash equivalents and restricted cash, end of period	$ 85,749	$ 45,153	$ 29,869
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 24,900	$ 25,298	$ 25,931
Capitalized interest	$ —	$ 330	$ 3,551
Cash paid for taxes	$ 930	$ 768	$ 387
Remeasurement of right of use asset from partial lease termination	$ 531	$ —	$ —
Remeasurement of lease liability from partial lease termination	$ 695	$ —	$ —

-continued-

Supplemental disclosure of non-cash investing and financing information:

On January 16, 2024, the Company issued 43,670 shares to its independent trustees pursuant to the Company's Equity Incentive Plan as compensation for services performed in 2023. On January 17, 2023, the Company issued 43,378 shares to its independent trustees pursuant to the Company's Equity Incentive Plan as compensation for services performed in 2022. On January 18, 2022, the Company issued 34,672 shares to its independent trustees pursuant to the Company's Equity Incentive Plan as compensation for services performed in 2021.

As of December 31, 2023, the Company had accrued distributions payable of $5.4 million. As of December 31, 2022, the Company had accrued distributions payable of $5.2 million. As of December 31, 2021, the Company had accrued distributions payable of $1.8 million.

Accrued share based compensation of $0.5 million, $0.5 million and $0.5 million is included in accounts payable and accrued expenses as of December 31, 2023, 2022 and 2021, respectively.

Accrued capital improvements of $1.3 million, $1.5 million and $1.0 million are included in accounts payable and accrued expenses as of December 31, 2023, 2022, and 2021 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CHATHAM LODGING TRUST
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share and per share data)

1.   Organization

Chatham Lodging Trust ("we," "us" or the "Company") was formed as a Maryland real estate investment trust on October 26, 2009. The Company is internally-managed and invests primarily in upscale extended-stay and premium-branded select-service hotels. The Company has elected to be treated as a real estate investment trust for federal income tax purposes ("REIT").

The Company had no operations prior to the consummation of its initial public offering ("IPO") in April 2010. The net proceeds from our share offerings are contributed to Chatham Lodging, L.P., our operating partnership (the "Operating Partnership"), in exchange for partnership interests. Substantially all of the Company's assets are held by, and all operations are conducted through, the Operating Partnership. The Company is the sole general partner of the Operating Partnership and owns 100% of the common units of limited partnership interest in the Operating Partnership ("common units"). Certain of the Company's executive officers hold vested and unvested long-term incentive plan units in the Operating Partnership ("LTIP units"), which are presented as non-controlling interests on our consolidated balance sheets.

As of December 31, 2023, the Company owned 39 hotels with an aggregate of 5,915 (unaudited) rooms located in 16 states and the District of Columbia (unaudited). Prior to September 23, 2021, the Company held a 10.0% noncontrolling interest in a joint venture (the "Inland JV") with affiliates of Colony Capital, Inc. ("CLNY"), which owned 48 hotels acquired from Inland American Real Estate Trust, Inc. ("Inland"), comprising an aggregate of 6,402 (unaudited) rooms. Chatham sold its interest in the Inland JV in September 2021. Prior to March 18, 2021, the Company also held a 10.3% noncontrolling interest in a joint venture (the "NewINK JV") with affiliates of CLNY, which owned 46 hotels acquired from a joint venture (the "Innkeepers JV") between the Company and Cerberus Capital Management ("Cerberus"), comprising an aggregate of 5,948 (unaudited) rooms. Chatham sold its interest in the NewINK JV in March 2021.

To qualify as a REIT, the Company cannot operate its hotels. Therefore, the Operating Partnership and its subsidiaries lease the Company's hotels to taxable REIT subsidiary lessees ("TRS Lessees"), which are wholly owned by the Company's taxable REIT subsidiary ("TRS") holding company. Each hotel is leased to a TRS Lessee under a percentage lease that provides for rental payments equal to the greater of (i) a fixed base rent amount or (ii) a percentage rent based on hotel revenue. Lease revenue from each TRS Lessee is eliminated in consolidation.

The TRS Lessees have entered into management agreements with a third-party management company that provides day-to-day management for the hotels. As of December 31, 2023, Island Hospitality Management, LLC ("IHM"), which is 100% owned by Jeffrey H. Fisher, the Company's Chairman, President and Chief Executive Officer, managed all of the Company's hotels.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and in conformity with the rules and regulations of the Securities and Exchange Commission ("SEC"). These consolidated financial statements, in the opinion of management, include all adjustments consisting of normal, recurring adjustments which are considered necessary for a fair statement of the consolidated balance sheets, consolidated statements of operations, consolidated statements of equity, and consolidated statements of cash flows for the periods presented.

The consolidated financial statements include all of the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, restricted cash, hotel receivables, accounts payable and accrued expenses, distributions payable, mortgage debt, revolving credit facility and construction loan. Due to their relatively short maturities, the carrying values reported in the consolidated balance sheets for these financial instruments approximate fair value except for mortgage debt, the revolving credit facility, the construction loan, and the unsecured term loan, the fair value of which is separately disclosed in Note 7.

Investment in Hotel Properties

The Company allocates the purchase prices of hotel properties acquired as asset acquisitions based on the fair value of the acquired real estate, furniture, fixtures and equipment, identifiable intangible assets and assumed liabilities. In making estimates of fair value for purposes of allocating the purchase price, the Company utilizes a number of sources of information that are obtained in connection with the acquisition of a hotel property, including valuations performed by independent third parties and information obtained about each hotel property resulting from pre-acquisition due diligence.

The Company's investments in hotel properties are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings, 20 years for land improvements, 5 to 20 years for building improvements and one to ten years for furniture, fixtures and equipment. Renovations and/or replacements at the hotel properties that improve or extend the life of the assets are capitalized and depreciated over their useful lives, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Management periodically reviews its hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable over management's estimated holding period. This estimated holding period incorporates management's intent and ability to hold the hotel properties over the estimated holding period. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist and management has identified uncertainty surrounding the recoverability of the hotel property carrying value, management will perform an analysis to determine if the estimated undiscounted future cash flows, without interest charges, from operations and the estimated proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount, an adjustment to reduce the carrying amount to the related hotel property's estimated fair value is recorded and an impairment loss recognized. For the year ended December 31, 2023, the Company incurred an impairment loss on one hotel property (See Note 5). For the year ended December 31, 2022, there were no impairment losses. For the year ended December 31, 2021, the Company incurred an impairment loss on one hotel property (See Note 5).

For properties the Company considers held for sale, depreciation and amortization are no longer recorded, and the value of the properties is recorded at the lower of depreciated cost or fair value, less the costs to sell. If circumstances arise that were previously considered unlikely, and, as a result, the Company decides not to sell a property previously classified as held for sale, the Company will reclassify such property as held and used. Such property is measured at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. The Company classifies properties as held for sale when all criteria within the Financial Accounting Standards Board's ("FASB") guidance on disposal of long-lived assets are met. As of December 31, 2023 and 2022 the Company had no hotel properties that met the criteria to be presented as held for sale.

Investment in Unconsolidated Real Estate Entities

If it is determined that the Company does not have a controlling interest in a joint venture, either through its financial interest in a variable interest entity ("VIE") or in a voting interest entity, but does have the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliates as they occur rather than as dividends or other distributions are received, advances to and commitments for the investee.

Investments in unconsolidated real estate entities are accounted for under the equity method of accounting and the Company records its equity in earnings or losses under the hypothetical liquidation of book value ("HLBV") method of accounting due to the structures and the preferences we receive on the distributions from our joint ventures pursuant to the respective joint venture agreements for those joint ventures. Under this method, the Company recognizes income and loss in each period based on the change in liquidation proceeds it would receive from a hypothetical liquidation of its investment based on depreciated book value. Therefore, income or loss may be allocated disproportionately as compared to the ownership percentages due to specified preferred return rate thresholds and may be more or less than actual cash distributions received and more or less than what the Company may receive in the event of an actual liquidation. In the event a basis difference is created between the carrying amount of the Company's share of partner's capital, the resulting amount is allocated based on the assets of the investee and, if assigned to depreciable or amortizable assets, then amortized as a component of income (loss) from unconsolidated real estate entities.

The Company periodically reviews the carrying value of its investment in unconsolidated joint ventures to determine if circumstances indicate impairment to the carrying value of the investment that is other than temporary. When an impairment indicator is present, the Company will estimate the fair value of the investment. The Company's estimate of fair value takes into consideration factors such as expected future operating income, trends and prospects, as well as other factors. This determination requires significant estimates by management, including the expected cash flows to be generated by the assets owned and operated by the joint venture. To the extent impairment has occurred and is other than temporary, the loss will be measured as the excess of the carrying amount over the fair value of the Company's investment in the unconsolidated joint venture.

The Company evaluates the nature of the distributions from each of its unconsolidated joint ventures in order to classify the distributions as either operating activities or investing activities in the consolidated statements of cash flows. Any cash distribution that is considered to be a distribution of the earnings of the unconsolidated joint venture is presented as an operating activity in the consolidated statements of cash flows. Any cash distribution that is considered to be a return of capital from the unconsolidated joint venture is presented as an investing activity in the consolidated statements of cash flows.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short term liquid investments with an original maturity of three months or less. Cash balances in individual banks may exceed federally insurable limits.

Restricted Cash

Restricted cash represents purchase price deposits held in escrow for potential hotel acquisitions under contract, escrows and reserves for capital expenditures, property taxes or insurance that are required pursuant to the Company's loans, and trapped cash held in cash management accounts for the benefit of the Company's lenders (see Note 7 for additional information relating to "cash trap" provisions). Restricted cash on the accompanying consolidated balance sheets at December 31, 2023 and 2022 is $17.6 million and $18.9 million, respectively.

Hotel Receivables

Hotel receivables consist of amounts owed by guests staying in the hotels and amounts due from business and group customers. An allowance for doubtful accounts is provided and maintained at a level believed to be adequate to absorb estimated probable losses. At December 31, 2023 and 2022, the allowance for doubtful accounts was $0.3 million and $0.3 million, respectively.

Prepaid Expenses and Other Assets

The Company's prepaid expenses and other assets consist of prepaid insurance, prepaid property taxes, deposits and hotel supplies inventory.

Deferred Costs

Deferred costs consist of franchise agreement application fees for the Company's hotels, costs associated with potential future acquisitions and loan costs related to the Company's senior unsecured revolving credit facility. Deferred costs consisted of the following at December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Loan costs	$ 6,256	$ 8,559
Franchise fees	4,311	4,608
Other	102	—
	10,669	13,167
Less accumulated amortization	(6,423)	(6,739)
Deferred costs, net	$ 4,246	$ 6,428

Franchise fees are recorded at cost and amortized over a straight-line basis over the term of the franchise agreements. For the years ended December 31, 2023, 2022 and 2021, amortization expense related to franchise fees of $0.2 million, $0.2 million and $0.2 million, respectively, is included in depreciation and amortization in the consolidated statements of operations. Amortization expense related to loan costs of $0.7 million, $1.2 million and $1.5 million for the years ended December 31, 2023, 2022 and 2021, respectively, is included in interest expense in the consolidated statements of operations.

Mortgage Debt, net

Mortgage debt, net consists of mortgage loans on certain hotel properties less the costs associated with acquiring those loans. Mortgage debt consisted of the following at December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Mortgage debt	$ 396,109	$ 430,926
Deferred financing costs	(1,565)	(373)
Mortgage debt, net	$ 394,544	$ 430,553

Deferred financing loan costs are recorded at cost and amortized over the term of the loan applying the effective interest rate method. For the years ended December 31, 2023, 2022 and 2021, amortization expense related to mortgage loan costs of $0.3 million, $0.3 million, and $0.3 million, respectively, is included in interest expense in the consolidated statement of operations.

Unsecured Term Loan, net

Unsecured term loan, net consists of the Company's outstanding borrowings under its unsecured term loan less the costs associated with acquiring the loan. The balances as of December 31, 2023 and 2022 were as follows (in thousands):

	December 31, 2023	December 31, 2022
Unsecured term loan	$ 90,000	$ —
Deferred financing costs	(467)	—
Unsecured term loan, net	$ 89,533	$ —

Deferred financing loan costs are recorded at cost and amortized over the term of the loan applying the effective interest rate method. For the years ended December 31, 2023, 2022 and 2021, amortization expense related to unsecured term loan costs of $0.2 million, $0, and $0, respectively, is included in interest expense in the consolidated statement of operations.

Revenue Recognition

Revenue from hotel operations is recognized when rooms are occupied and when services are provided. Revenue consists of amounts derived from hotel operations, including sales from room, meeting room, gift shop, in-room movie and other ancillary amenities. Sales, use, occupancy, and similar taxes are collected and presented on a net basis (excluded from revenue) in the accompanying consolidated statements of operations. Cash received prior to customer arrival is recorded as an advanced deposit from the customer and is recognized as revenue at the time of occupancy.

Room revenue is generated through short-term contracts with customers whereby customers agree to pay a daily rate for the right to occupy hotel rooms for one or more nights. Our performance obligations are fulfilled at the end of each night that the customers have the right to occupy the rooms. Room revenues are recognized daily at the contracted room rate in effect for each room night.

Food and beverage revenues are generated when customers purchase food and beverage at a hotel's restaurant, bar or other facilities. Our performance obligations are fulfilled at the time that food and beverage is purchased and provided to our customers.

Other revenues such as for parking, cancellation fees, meeting space or telephone services are recognized at the point in time or over the time period that the associated good or service is provided.

Share-Based Compensation

The Company measures compensation expense for the restricted share awards based upon the fair market value of its common shares at the date of grant. The Company measures compensation expense for the LTIP and Class A Performance units based upon the Monte Carlo approach using volatility, dividend yield and a risk free interest rate in the valuation. Compensation expense is recognized on a straight-line basis over the vesting period and is included in general and administrative expense in the accompanying consolidated statements of operations. The Company pays dividends on vested and non-vested restricted shares, except for performance-based shares, for which dividends on unvested shares are not paid until those shares are vested. The Company has also issued Class A Performance LTIP units from time to time as part of its compensation practices. Prior to vesting, holders of Class A Performance LTIP Units will not be entitled to vote their Class A Performance LTIP units. In addition, under the terms of the Class A Performance LTIP units, a holder of a Class A Performance LTIP unit will generally (i) be entitled to receive 10% of the distributions made on a common unit of the Operating Partnership during the period prior to vesting of such Class A Performance LTIP unit (the "Pre-Vesting Distributions"), (ii) be entitled, upon the vesting of such Class A Performance LTIP unit, to receive a special one-time "catch-up" distribution equal to the aggregate amount of distributions that were paid on a common unit during the period prior to vesting of such Class A Performance LTIP unit minus the aggregate amount of Pre-Vesting Distributions paid on such Class A Performance LTIP unit, and (iii) be entitled, following the vesting of such Class A Performance LTIP unit, to receive the same amount of distributions paid on a common unit of the Operating Partnership.

Earnings Per Share

A two class method is used to determine earnings per share. Basic earnings per share ("EPS") is computed by dividing net income (loss) available for common shareholders, adjusted for dividends on unvested share grants, by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income (loss) available for common shareholders, adjusted for dividends or distributions, on unvested share grants and LTIP units, by the weighted average number of common shares outstanding plus potentially dilutive securities such as share grants or shares issuable in the event of conversion of common units. No adjustment is made for shares that are anti-dilutive during the period. The Company's restricted share awards and LTIP units that are subject solely to time-based vesting conditions are entitled to receive dividends or distributions on the Company's common shares or the Operating Partnership's common units, respectively, if declared. In addition, dividends on the Class A Performance LTIP units are paid the equivalent of 10% of the declared dividends on the Company's common shares. The rights to these dividends or distributions declared are non-forfeitable. As a result, the unvested restricted shares and LTIP units that are subject solely to time-based vesting conditions, as well as 10% of the unvested Class A Performance LTIP units, qualify as participating securities requiring the allocation of earnings under the two-class method to calculate EPS. The percentage of earnings allocated to these participating securities is based on the proportion of the weighted average of these outstanding participating securities to the sum of the basic weighted average common shares outstanding and the weighted average of these outstanding participating securities. Basic EPS is then computed by dividing income less earnings allocable to these participating securities by the basic weighted average number of shares outstanding. Diluted EPS is computed similar to basic EPS, except the weighted average number of shares outstanding is increased to include the effect of potentially dilutive securities.

Income Taxes

The Company elected to be taxed as a REIT for federal income tax purposes. In order to qualify as a REIT under the Internal Revenue Code of 1986, as amended, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent the Company distributes its REIT taxable income to its shareholders. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its REIT taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the IRS grants the Company relief under certain statutory provisions.

The Company leases its wholly owned hotels to TRS Lessees, which are wholly owned by the Company's taxable REIT subsidiary (a "TRS") which, in turn is wholly owned by the Operating Partnership. The TRS is subject to federal and state income taxes and the Company accounts for taxes, where applicable, in accordance with the provisions of FASB Accounting Standards Codification 740 using the asset and liability method which recognizes deferred tax assets and liabilities for future tax consequences arising from differences between financial statement carrying amounts and income tax bases.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and for net operating loss, capital loss and tax credit carryforwards. The deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be realized or settled. The effect on the deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of all available evidence, including the future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies. Valuation allowances are provided if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company performs an annual review for any uncertain tax positions and, if necessary, will record the expected future tax consequences of uncertain tax positions in the consolidated financial statements.

As of December 31, 2023, the Company is no longer subject to U.S federal income tax examinations for years before 2020 and with few exceptions to state examinations before 2020. The Company evaluates whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company has reviewed its tax positions for open tax years and has concluded no provision for income taxes is required in the Company's consolidated financial statements as of December 31, 2023. Interest and penalties related to uncertain tax benefits, if any, in the future will be recognized as operating expense.

Segment Information

Management evaluates the Company's hotels as a single industry segment because all of the hotels have similar economic characteristics and provide similar services to similar types of customers.

Recently Issued Accounting Standards

In March 2020, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2020-04 Reference Rate Reform (Topic 848). ASU 2020-04 contains practical expedients for reference rate reform-related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. In December 2022, the FASB issued ASU No. 2022-06 Reference Rate Reform (Topic 848). ASU 2022-06 amended and deferred the sunset provision in ASU 2020-04 from December 31, 2022 to December 31, 2024. As of December 31, 2023, the Company does not anticipate that this guidance will have a material impact on its consolidated financial statements and related disclosures.

3. Acquisition of Hotel Properties

On March 8, 2022, the Company acquired the Hilton Garden Inn Destin Miramar Beach ("HGI Destin") hotel property in Miramar Beach, FL for $31.0 million.

On August 3, 2021, the Company acquired both the Residence Inn Austin Northwest/The Domain Area ("RI Austin") hotel property in Austin, TX for $37.0 million and the TownePlace Suites Austin Northwest/The Domain Area ("TPS Austin") hotel property in Austin, TX for $34.3 million.

The Company allocated the purchase price of each hotel property acquired based on the estimated fair values of the assets on the date of acquisition. The value of the assets acquired was primarily based on a sales comparison approach (for land) and a depreciated replacement cost approach (for building and improvements and furniture, fixtures and equipment). The sales comparison approach uses inputs of recent land sales in the respective hotel markets. The depreciated replacement cost approach uses inputs of both direct and indirect replacement costs using a nationally recognized authority on replacement cost information as well as the age, square footage and number of rooms of the respective assets. Property acquisition costs of $48 thousand and $0.1 million were capitalized in 2022 and 2021, respectively.

4. Disposition of Hotel Properties

On May 13, 2022, the Company sold a portfolio of three hotels, the Homewood Suites Dallas-Market Center ("HWS Dallas") hotel property in Dallas, TX, the Courtyard Houston West University ("CY Houston West U") hotel property in Houston, TX, and the Residence Inn Houston West University ("RI Houston West U") hotel property in Houston, TX, for $57.0 million, and recognized a gain on sale of the hotel properties of $1.8 million. Proceeds from the sale were used to repay amounts outstanding on the Company's revolving credit facility.

On May 6, 2022, the Company sold the Hilton Garden Inn Boston-Burlington ("HGI Burlington") hotel property in Burlington, MA for $23.2 million and recognized a gain on sale of the hotel property of $0.5 million. Proceeds from the sale were used to repay amounts outstanding on the Company's revolving credit facility.

The sales did not represent a strategic shift that had or will have a major effect on the Company's operations and financial results and did not qualify to be reported as discontinued operations.

5. Investment in Hotel Properties

Investment in hotel properties, net

Investment in hotel properties, net as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Land and improvements	$ 289,671	$ 289,589
Building and improvements	1,274,970	1,267,035
Furniture, fixtures and equipment	108,222	98,373
Renovations in progress	15,138	11,710
	1,688,001	1,666,707
Less: accumulated depreciation	(460,368)	(402,455)
Investment in hotel properties, net	$ 1,227,633	$ 1,264,252

During the year ended December 31, 2023, the Company recorded an impairment loss of $4.3 million on the HGI Denver Tech hotel property to write down the hotel property to estimated fair value which approximated its estimated selling price. There were no impairments recorded during the year ended December 31, 2022. During the year ended December 31, 2021, the Company recorded an impairment loss of $5.6 million on the HGI Burlington hotel property to write down the hotel property to estimated fair value which approximated its estimated selling price. The HGI Burlington hotel property was sold on May 6, 2022.

Investment in hotel properties under development

On January 24, 2022, the Company opened the newly developed Home2 Suites by Hilton Woodland Hills Los Angeles ("Home2 Woodland Hills"). We incurred $70.9 million of costs to develop the hotel, which includes $6.6 million of land acquisition costs and $64.3 million of other development costs.

During the year ended December 31, 2023, the Company wrote-off $2.2 million of previous expenditures related to the development of a hotel in California that the Company decided to no longer pursue. The write-off expense is included in other charges in the consolidated statement of operations.

6.   Investment in Unconsolidated Entities

On June 9, 2014, the Company acquired a 10.3% interest in the NewINK JV, a joint venture between affiliates of NorthStar Realty Finance Corp. ("NorthStar") and the operating partnership. NorthStar merged with Colony Capital, Inc. ("Colony") on January 10, 2017 to form a new company, CLNY, which owned a 89.7% interest and the Company owned a 10.3% interest in the NewINK JV. Chatham sold its interest in the NewINK JV in March 2021 for $2.8 million which resulted in Chatham recording a gain on sale of investment in unconsolidated real estate entities of $23.8 million during the year ended December 31, 2021. The Company accounted for this investment under the equity method.

On November 17, 2014, the Company acquired a 10.0% interest in the Inland JV, a joint venture between affiliates of NorthStar and the Operating Partnership. NorthStar merged with Colony on January 10, 2017 to form a new company, CLNY, which owned a 90.0% interest in the Inland JV. Chatham sold its interest in the Inland JV in September 2021. The sale did not generate a gain or loss. The Company accounted for this investment under the equity method.

The following table sets forth the components of net loss, including the Company's share, related to the NewINK JV and the Inland JV for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	For the year ended					
	December 31,					
	2023		2022		2021	
Revenue	$	—	$	—	$	24,690
Total hotel operating expenses		—		—		24,106
Hotel operating income	$	—	$	—	$	584
Net loss	$	—	$	—	$	(13,109)
Loss allocable to the Company	$	—	$	—	$	(1,347)
Basis difference adjustment	$	—	$	—	$	116
Total loss from unconsolidated real estate entities attributable to the Company	$	—	$	—	$	(1,231)

7. Debt

The Company's mortgage loans are collateralized by first-mortgage liens on certain of the Company's properties. The mortgages are non-recourse except for instances of fraud or misapplication of funds. Debt consisted of the following (in thousands):

Loan/Collateral	Interest Rate	Maturity Date	December 31, 2023 Property Carrying Value	Balance Outstanding as of	
				December 31, 2023	December 31, 2022
Revolving Credit Facility (1)	—	October 28, 2026	$ —	$ —	$ —
Unsecured Term Loan (2)	6.65 %	October 28, 2025	—	90,000	—
Construction Loan (3)	11.0 %	August 4, 2024	—	—	39,331
Homewood Suites by Hilton San Antonio, TX	4.59 %	February 6, 2023	—	—	14,402
Residence Inn by Marriott Vienna, VA	4.49 %	February 6, 2023	—	—	19,680
Courtyard by Marriott Houston, TX	4.19 %	May 6, 2023	—	—	16,200
Hyatt Place Pittsburgh, PA	4.65 %	July 6, 2023	—	—	19,975
Residence Inn by Marriott Bellevue, WA	4.97 %	December 6, 2023	—	—	41,133
Residence Inn by Marriott Garden Grove, CA	4.79 %	April 6, 2024	36,305	29,496	30,184
Residence Inn by Marriott Silicon Valley I, CA	4.64 %	July 1, 2024	63,960	60,134	61,280
Residence Inn by Marriott Silicon Valley II, CA	4.64 %	July 1, 2024	71,507	65,609	66,860
Residence Inn by Marriott San Mateo, CA	4.64 %	July 1, 2024	54,195	45,100	45,960
Residence Inn by Marriott Mountain View, CA	4.64 %	July 1, 2024	39,319	35,171	35,842
SpringHill Suites by Marriott Savannah, GA	4.62 %	July 6, 2024	30,441	27,832	28,365
Hilton Garden Inn Marina del Rey, CA	4.68 %	July 6, 2024	38,109	19,023	19,535
Homewood Suites by Hilton Billerica, MA	4.32 %	December 6, 2024	10,793	14,481	14,804
Hampton Inn & Suites Houston Medical Center, TX	4.25 %	January 6, 2025	13,925	16,338	16,706
Courtyard by Marriott Dallas, TX (4)	7.61 %	September 11, 2028	40,431	24,500	—
Residence Inn by Marriott Austin, TX (5)	7.42 %	September 6, 2033	34,641	20,850	—
TownePlace Suites by Marriott Austin, TX (5)	7.42 %	September 6, 2033	31,303	19,075	—
Courtyard by Marriott Summerville, SC (6)	7.33 %	September 11, 2033	18,846	9,000	—
Residence Inn by Marriott Summerville, SC (6)	7.33 %	September 11, 2033	17,291	9,500	—
Total debt before unamortized debt issue costs			$ 501,066	$ 486,109	$ 470,257
Unamortized term loan and mortgage debt issue costs				(2,032)	(373)
Total debt outstanding				$ 484,077	$ 469,884

1. The interest rate for the revolving credit facility is variable and based on one-month term secured overnight financing rate ("SOFR") plus a spread of 1.50% to 2.25% based on the Company's leverage and a credit spread adjustment of 0.10%.

2. The interest rate for the unsecured term loan is variable and based on one-month term SOFR plus a spread of 1.45% to 2.20% based on the Company's leverage and a credit spread adjustment of 0.10%.

3. On August 4, 2020, a subsidiary of the Company entered into an agreement with affiliates of Mack Real Estate Credit Strategies to obtain a $40 million loan to fund the remaining construction costs of the Home2 Woodland Hills hotel development. The loan had an initial term of four years and there were two six-month extension options. The interest rate on the loan was LIBOR, subject to a 0.25% floor, plus a spread of 7.5%. The loan was repaid on February 1, 2023.

4. On August 30, 2023, a subsidiary of Chatham entered into an agreement with Wells Fargo Bank to obtain a $24.5 million loan secured by the Courtyard by Marriott Dallas Downtown. The loan has a term of five years, carries a fixed interest rate of 7.61%, and is interest-only for the duration of the loan.

5. On August 16, 2023, two subsidiaries of Chatham entered into two agreements with Barclays Capital Real Estate to obtain a $20.9 million loan and a $19.1 million loan secured by the Residence Inn by Marriott Austin and the TownePlace Suites by Marriott Austin, respectively. Each loan has a term of ten years, carries a fixed interest rate of 7.42%, and is interest-only for the first five years before amortizing based upon a 30-year amortization schedule.

6. On August 31, 2023, two subsidiaries of Chatham entered into two agreements with Wells Fargo Bank to obtain a $9.0 million loan and a $9.5 million loan secured by the Courtyard by Marriott Summerville and the Residence Inn by

Marriott Summerville, respectively. Each loan has a term of ten years, carries a fixed interest rate of 7.33%, and is interest-only for the duration of the loan.

On October 28, 2022, the Company entered into a $215.0 million unsecured revolving credit facility and a $90.0 million unsecured delayed-draw term loan facility that replaced the Company's previous $250 million revolving credit facility that was scheduled to mature on March 8, 2023. The revolving credit facility has an initial maturity of October 28, 2026 and provides two six-month extension options. The unsecured delayed-draw term loan facility has an initial maturity of October 28, 2025 and provides two one-year extension options. On December 19, 2022, the Company executed an amendment to its unsecured revolving credit facility, increasing commitments by $45.0 million for a total borrowing capacity of $260.0 million. Combined with its $90.0 million unsecured delayed-draw term loan, the Company has $350.0 million of total commitments under the two facilities.

At December 31, 2023 and 2022, the Company had $90.0 million and $0, respectively, of outstanding borrowings under its revolving credit facility and unsecured term loan. At December 31, 2023, the maximum borrowing availability under the combined facilities was $260.0 million.

During the year ended December 31, 2023, the Company repaid the $39.3 million construction loan on the Home2 Woodland Hills hotel property and the maturing mortgage loans of $14.4 million on the Homewood Suites San Antonio hotel property, $19.7 million on the Residence Inn Tysons hotel property, $16.0 million on the Courtyard Houston hotel property, $19.7 million on the Hyatt Place Pittsburgh hotel property, and $40.5 million on the Residence Inn Bellevue hotel property. The Company utilized cash, borrowings under its unsecured delayed-draw term loan, and proceeds from its five new mortgage loans to repay these loans.

The Company estimates the fair value of its fixed rate debt by discounting the future cash flows of each instrument at estimated market rates. All of the Company's mortgage loans are fixed-rate. Rates take into consideration general market conditions, quality and estimated value of collateral and maturity of debt with similar credit terms and are classified within level 3 of the fair value hierarchy. The estimated fair value of the Company's fixed rate debt as of December 31, 2023 and 2022 was $396.0 million and $412.7 million, respectively.

The Company estimates the fair value of its variable rate debt by taking into account general market conditions and the estimated credit terms it could obtain for debt with a similar maturity and that is classified within level 3 of the fair value hierarchy. As of December 31, 2023, the Company's variable rate debt consisted of borrowings under its revolving credit facility and its unsecured term loan. The estimated fair value of the Company's variable rate debt as of December 31, 2023 and 2022 was $90.0 million and $39.3 million, respectively.

The Company's mortgage debt agreements contain "cash trap" provisions that are triggered when the hotel's operating results fall below a certain debt service coverage ratio or debt yield. When these provisions are triggered, all of the excess cash flow generated by the hotel is deposited directly into cash management accounts for the benefit of the lenders until a specified debt service coverage ratio or debt yield is reached. Such provisions do not allow the lender the right to accelerate repayment of the underlying debt. As of December 31, 2023, four of our mortgage debt lenders have enforced cash trap provisions resulting in $5.6 million of restricted cash. The Company does not expect that such cash traps will affect its ability to satisfy its short-term liquidity requirements.

Future scheduled principal payments of debt obligations as of December 31, 2023, for each of the next five calendar years and thereafter are as follows (in thousands):

	Amount
2024	$ 297,210
2025	105,974
2026	—
2027	—
2028	24,590
Thereafter	58,335
Total debt before unamortized debt issue costs	**$ 486,109**
Unamortized mortgage debt issue costs	(2,032)
Total debt outstanding	**$ 484,077**

Accounting for Derivative Instruments

The Company had interest rate cap agreements to hedge against interest rate fluctuations related to the construction loan for the Home2 Woodland Hills hotel property. The Company recorded its derivative instruments on the balance sheet at their estimated fair values and categorized the fair value measurement of these assets as Level 2. Changes in the fair value of the derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship. The Company's interest rate caps were not designated as a hedge but to eliminate the incremental cost to the Company if the one-month LIBOR were to exceed 3.5%. Accordingly, the interest rate caps were recorded on the balance sheet under prepaid expenses and other assets at the estimated fair value and realized and unrealized changes in the fair value are reported in the consolidated statements of operations. During the year ended December 31, 2023, the Company terminated its interest rate caps related to the construction loan when the loan was repaid.

8.   Income Taxes

The Company recorded no income tax expense during the years ended December 31, 2023, 2022, and 2021.

The difference between income tax expense and the amount computed by applying the statutory federal income tax rate to the combined income of the Company's TRS before taxes were as follows (dollars in thousands):

| | **For the year ended** | | |
| | **December 31,** | | |
	2023	**2022**	**2021**
Book loss before income taxes of the TRS	$ (7,309)	$ (12,935)	$ (24,391)
Statutory rate of 21%	$ (1,535)	$ (2,716)	$ (5,122)
Effect of state and local income taxes, net of federal tax benefit	(245)	(450)	(1,049)
Permanent adjustments	13	10	8
Change in valuation allowance	1,579	2,971	5,977
Valuation allowance release	—	—	—
Other	188	185	186
Total income tax (benefit) expense	$ —	$ —	$ —
Effective tax rate	— %	— %	— %

At December 31, 2023 and 2022, the Company had valuation allowances against certain deferred tax assets totaling $19.7 million and $17.7 million, respectively. The increase in valuation allowance was primarily from the net operating losses incurred during the year. The tax effect of each type of temporary difference and carry forward that gives rise to the deferred tax asset as of December 31, 2023 and 2022 are as follows (in thousands):

| | For the year ended December 31, | | | |
	2023		2022	
Gross deferred tax assets:				
Allowance for doubtful accounts	$	71	$	88
Accrued compensation		179		429
Net operating loss		19,495		17,218
Gross deferred tax assets	$	**19,745**	$	**17,735**
Less: Valuation Allowance	$	(19,745)	$	(17,735)
Total deferred tax assets net of valuation allowance	$	—	$	—
Gross deferred tax liabilities:				
Total book/tax difference in partnership	$	—	$	—
Gross deferred tax liabilities:	$	—	$	—
Net, deferred tax assets:	$	—	$	—

As of each reporting date, the Company's management considers new evidence, both positive and negative, that could impact management's view with regard to future realization of net deferred tax assets. The Company's TRS is expecting continued taxable losses in 2023. As of December 31, 2023, the TRS continues to recognize a full valuation allowance equal to 100% of the net deferred tax assets. Management will continue to monitor the need for a valuation allowance.

The TRS has income tax NOL carryforwards for Federal and various states of approximately $77.3 million and $60.5 million, respectively. The loss carryforwards begin to expire starting in 2038 for Federal tax purposes and in 2031 and thereafter for state tax purposes.

9.   **Dividends Declared and Paid**

Common Dividends

The Company declared total common share dividends of $0.28 per share and distributions on LTIP units of $0.28 per unit during the year ended December 31, 2023. The Company declared total common share dividends of $0.07 per share and distributions on LTIP units of $0.07 per unit during the year ended December 31, 2022. The dividends and distributions and their tax characterization for the years ended December 31, 2023 and 2022 were as follows:

	Record Date	Payment Date	Common share distribution amount	LTIP unit distribution amount	Taxable Ordinary Income	Return of Capital	Section 199A Dividends
March	3/31/2023	4/17/2023	0.07	0.07	0.07	—	0.07
June	6/30/2023	7/17/2023	0.07	0.07	0.07	—	0.07
September	9/29/2023	10/16/2023	0.07	0.07	0.07	—	0.07
December	12/29/2023	1/16/2024	0.07	0.07	0.07	—	0.07
Total 2023			$ **0.28**	$ **0.28**	$ **0.28**	$ —	$ **0.28**

	Record Date	Payment Date	Common share distribution amount	LTIP unit distribution amount	Taxable Ordinary Income	Return of Capital	Section 199A Dividends
December	12/30/2022	1/17/2023	0.07	0.07	0.07	—	0.07
Total 2022			**$ 0.07**	**$ 0.07**	**$ 0.07**	**$ —**	**$ 0.07**

For the year ended December 31, 2023, 100.0% of the distributions paid to common shareholders were considered ordinary income. For the year ended December 31, 2022, 100.0% of the distributions paid to common shareholders were considered ordinary income.

Preferred Dividends

During the year ended December 31, 2023, the Company declared total dividends of $1.65624 per share of 6.625% Series A Cumulative Redeemable Preferred Shares. The preferred dividends and their tax characterization for the years ended December 31, 2023 and 2022 were as follows:

	Record Date	Payment Date	Dividend Per Preferred Share	Taxable Ordinary Income	Return of Capital	Section 199A Dividends
March	3/31/2023	4/17/2023	$ 0.41406	$0.41406	$ —	$ 0.41406
June	6/30/2023	7/17/2023	0.41406	0.41406	—	0.41406
September	9/29/2023	10/16/2023	0.41406	0.41406	—	0.41406
December	12/29/2023	1/16/2024	0.41406	0.41406	—	0.41406
Total 2023			**$ 1.65624**	**$1.65624**	**$ —**	**$ 1.65624**

	Record Date	Payment Date	Dividend Per Preferred Share	Taxable Ordinary Income	Return of Capital	Section 199A Dividends
March	3/31/2022	4/18/2022	$ 0.41406	$0.41406	$ —	$ 0.41406
June	6/30/2022	7/15/2022	0.41406	0.41406	—	0.41406
September	9/30/2022	10/17/2022	0.41406	0.41406	—	0.41406
December	12/30/2022	1/17/2023	0.41406	0.41406	—	0.41406
Total 2022			**$ 1.65624**	**$1.65624**	**$ —**	**$ 1.65624**

For the year ended December 31, 2023, 100.0% of the distributions paid to preferred shareholders were considered ordinary income. For the year ended December 31, 2022, 100.0% of the distributions paid to preferred shareholders were considered ordinary income.

10. Shareholders' Equity

Common Shares

The Company is authorized to issue up to 500,000,000 common shares of beneficial interest, $0.01 par value per share ("common shares"). Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Holders of the Company's common shares are entitled to receive dividends when authorized by the Company's Board of Trustees. As of December 31, 2023, 48,859,836 common shares were outstanding.

In December 2017, the Company established a $50 million dividend reinvestment and stock purchase plan which it renewed in December 2020 and renewed again in January 2024. Under the DRSPP, shareholders may purchase additional common shares by reinvesting some or all of the cash dividends received on common shares. Shareholders may also make optional cash purchases of common shares subject to certain limitations detailed in the prospectus for the DRSPP. During the year ended December 31, 2023, the Company issued 5,896 common shares under the DRSPP at a weighted average price of $10.27, which generated $61 thousand of proceeds. As of December 31, 2023, there was approximately $47.8 million in common shares available for issuance under the DRSPP.

In January 2021, the Company established an "at-the-market" equity offering program (the "ATM Program") whereby, from time to time, the Company may publicly offer and sell its common shares having an aggregate offering price of up to $100 million by means of ordinary brokers transactions on the New York Stock Exchange (the "NYSE"), in negotiated transactions or in transactions deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended. Cantor Fitzgerald & Co., Barclays Capital Inc., BMO Capital Markets Corp., BofA Securities, Inc., BTIG, LLC, Citigroup Global Markets Inc., Regions Securities LLC, Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities act as sales agents under the ATM Program. The Company did not issue any shares under the ATM Program during the year ended December 31, 2023. As of December 31, 2023, there was approximately $77.5 million in common shares available for issuance under the ATM Program.

Preferred Shares

The Company is authorized to issue up to 100,000,000 preferred shares, $0.01 par value per share, in one or more series.

On June 30, 2021, the Company issued 4,800,000 6.625% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share (the "Series A Preferred Shares"), and received net proceeds of approximately $115.9 million. The Series A Preferred Shares rank senior to the Company's common shares with respect to the payment of dividends and distributions of assets in the event of a liquidation, dissolution, or winding up. The Series A Preferred Shares do not have any maturity date and are not subject to mandatory redemptions or sinking fund requirements. The distribution rate is 6.625% per annum of the $25.00 liquidation preference, which is equivalent to $1.65624 per annum per Series A Preferred Share. Distributions on the Series A Preferred Shares are payable quarterly in arrears with the first distribution on the Series A Preferred Shares paid on October 15, 2021. The Company may not redeem the Series A Preferred Shares before June 30, 2026 except in limited circumstances to preserve the Company's status as a REIT for federal income tax purposes and upon the occurrence of a change of control. On and after June 30, 2026, the Company may, at its option, redeem the Series A Preferred Shares, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid distributions to, but not including, the date of redemption. Upon the occurrence of a change of control, as defined in the Company's declaration of trust, the result of which the Company's common shares and the common securities of the acquiring or surviving entity are not listed on the New York Stock Exchange, the NYSE MKT or NASDAQ, or any successor exchanges, the Company may, at its option, redeem the Series A Preferred Shares in whole or in part within 120 days following the change of control by paying $25.00 per share, plus any accrued and unpaid distributions through the date of redemption. If the Company does not exercise its right to redeem the Series A Preferred Shares upon a change of control, the holders of the Series A Preferred Shares have the right to convert some or all of their shares into a number of the Company's common shares based on defined formulas subject to share caps. The share cap on each Series A Preferred Share is 3.701 common shares. As of December 31, 2023, 4,800,000 Series A Preferred Shares were issued and outstanding. During the year ended December 31, 2023, the Company accrued preferred share dividends of $8.0 million.

Operating Partnership Units

Holders of common units in the Operating Partnership, if and when issued, will have certain redemption rights, which will enable the unit holders to cause the Operating Partnership to redeem their units in exchange for, at the Company's option, cash per unit equal to the market price of the Company's common shares at the time of redemption or for the Company's common shares on a one-for-one basis. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of share splits, mergers, consolidations or similar pro-rata share transactions, which otherwise would have the effect of diluting the ownership interests of limited partners or shareholders. As of December 31, 2023, there were 1,587,317 vested Operating Partnership LTIP units held by current and former employees.

11.   Earnings Per Share

The two class method is used to determine earnings per share because unvested restricted shares and unvested LTIP units are considered to be participating shares. The LTIP units held by the non-controlling interest holders, which may be converted to common shares of beneficial interest, have been excluded from the denominator of the diluted earnings per share calculation as there would be no effect on the amounts since limited partners' share of income or loss would also be added back to net income or loss. Unvested restricted shares, unvested long-term incentive plan units and unvested Class A Performance LTIP units that could potentially dilute basic earnings per share in the future would not be included in the computation of diluted loss per share for the periods where a loss has been recorded, because they would have been anti-dilutive for the periods presented. For the years ended December 31, 2023, 2022 and 2021, the Company excluded 157,641, zero and 209,175, respectively, of unvested shares and units as their effect would have been anti-dilutive.

The following is a reconciliation of the amounts used in calculating basic and diluted net income per share (in thousands, except share and per share data):

	For the year ended December 31,		
	2023	2022	2021
Numerator:			
Net (loss) income attributable to common shareholders	$ (5,306)	$ 1,855	$ (22,385)
Dividends paid on unvested shares and units	(110)	(25)	—
Net (loss) income attributable to common shareholders	$ (5,416)	$ 1,830	$ (22,385)
Denominator:			
Weighted average number of common shares - basic	48,847,386	48,795,642	48,349,027
Effect of dilutive securities:			
Unvested shares and units	—	263,080	—
Weighted average number of common shares - diluted	48,847,386	49,058,722	48,349,027
Basic (loss) income per common share:			
Net (loss) income attributable to common shareholders per weighted average basic common share	$ (0.11)	$ 0.04	$ (0.46)
Diluted (loss) income per common share:			
Net (loss) income attributable to common shareholders per weighted average diluted common share	$ (0.11)	$ 0.04	$ (0.46)

12. Equity Incentive Plan

The Company maintains its Equity Incentive Plan to attract and retain independent trustees, executive officers and other key employees. The plan provides for the grant of options to purchase common shares, share awards, share appreciation rights, performance units, and other equity-based awards. The plan was amended on May 24, 2022 to increase the maximum number of shares available under the plan by 1,600,000 shares and extend the term of the plan to March 22, 2032. Share awards under this plan generally vest over three to five years, though compensation for the Company's independent trustees includes share grants that vest immediately. The Company pays dividends on unvested shares and units, except for performance-based shares and outperformance based units, for which dividends on unvested performance-based shares and units are accrued and not paid until those shares or units vest. Certain awards may provide for accelerated vesting if there is a change in control. As of December 31, 2023, there were 1,252,326 common shares available for issuance under the Equity Incentive Plan.

Restricted Share Awards

From time to time, the Company may award restricted shares under the Equity Incentive Plan as compensation to officers, employees and non-employee trustees. The Company recognizes compensation expense for the restricted shares on a straight-line basis over the vesting period based on the fair market value of the shares on the date of issuance.

A summary of the Company's restricted share awards for the years ended December 31, 2023, 2022 and 2021 is as follows:

	December 31, 2023		December 31, 2022		December 31, 2021	
	Number of Shares	Weighted - Average Grant Date Fair Value	Number of Shares	Weighted - Average Grant Date Fair Value	Number of Shares	Weighted - Average Grant Date Fair Value
Non-vested at beginning of the period	6,666	$ 11.47	10,000	$ 11.47	1,667	$ 17.40
Granted	2,457	12.21	—	—	10,000	11.47
Vested	(3,334)	11.47	(3,334)	11.47	(1,667)	17.40
Unvested at end of the period	5,789	$ 11.78	6,666	$ 11.47	10,000	$ 11.47

As of December 31, 2023 and 2022, there were $45 thousand and $61 thousand, respectively, of unrecognized compensation costs related to restricted share awards. As of December 31, 2023, these costs were expected to be recognized over a weighted–average period of approximately 1.4 years. For the years ended December 31, 2023, 2022 and 2021, the Company recognized approximately $47 thousand, $38 thousand and $44 thousand, respectively, of expense related to the restricted share awards. This expense is included in general and administrative expenses in the accompanying consolidated statements of operations.

Long-Term Incentive Plan Awards

LTIP units are a special class of partnership interests in the Operating Partnership which may be issued to eligible participants for the performance of services to or for the benefit of the Company. Under the Equity Incentive Plan, each LTIP unit issued is deemed equivalent to an award of one common share thereby reducing the number of shares available for other equity awards on a one-for-one basis.

A summary of the Company's LTIP unit awards for the years ended December 31, 2023, 2022 and 2021 is as follows:

	December 31, 2023		December 31, 2022		December 31, 2021	
	Number of Units	Weighted - Average Grant Date Fair Value	Number of Units	Weighted - Average Grant Date Fair Value	Number of Units	Weighted - Average Grant Date Fair Value
Non-vested at beginning of the period	905,525	$ 15.03	764,178	$ 15.00	669,609	$ 15.73
Granted	466,988	14.36	380,004	16.08	330,945	14.55
Vested	(372,558)	13.27	(238,657)	16.61	(219,451)	16.39
Forfeited	—	—	—	—	(16,925)	17.02
Non-vested at end of period	999,955	$ 15.37	905,525	$ 15.03	764,178	$ 15.00

Time-Based LTIP Awards

On March 1, 2023, the Company's Operating Partnership, upon the recommendation of the Compensation Committee, granted 171,171 time-based awards (the "2023 Time-Based LTIP Unit Award"). The grants were made pursuant to award agreements that provide for time-based vesting (the "LTIP Unit Time-Based Vesting Agreement").

Time-Based LTIP Unit Awards will vest ratably provided that the recipient remains employed by the Company through the applicable vesting date, subject to acceleration of vesting in the event of the recipient's death, disability, termination without cause or resignation with good reason, or in the event of a change of control of the Company). Prior to vesting, a holder is entitled to receive distributions on the LTIP units that comprise the 2023 Time-Based LTIP Unit Awards and the prior year LTIP unit awards set forth in the table above.

Performance-Based LTIP Awards

On March 1, 2023, the Company's Operating Partnership, upon the recommendation of the Compensation Committee, also granted 256,757 performance-based awards (the "2023 Performance-Based LTIP Unit Awards"). The grants were made pursuant to award agreements that have market based vesting conditions. The Performance-Based LTIP Unit Awards are comprised of Class A Performance LTIP units that will vest only if and to the extent that (i) the Company achieves certain long-term market based TSR criteria established by the Compensation Committee and (ii) the recipient remains employed by the Company through the applicable vesting date, subject to acceleration of vesting in the event of the recipient's death, disability, termination without cause or resignation with good reason, or in the event of a change of control of the Company. Compensation expense is based on an estimated value of $16.64 per 2023 Performance-Based LTIP Unit Award, which takes into account that the number of units that ultimately may vest will depend on the achievement of long-term market-based TSR criteria. The 2023 Performance-Based LTIP Unit Awards have an absolute negative TSR modifier which may reduce payout percentages if the absolute TSR over the measurement period is negative.

The 2023 Performance-Based LTIP Unit Awards may be earned based on the Company's relative TSR performance for the three-year period beginning on March 1, 2023 and ending on February 28, 2026. The 2023 Performance-Based LTIP Unit Awards, if earned, will be paid out between 50% and 200% of target value as follows:

	Relative TSR Hurdles (Percentile)	Payout Percentage
Threshold	25th	50%
Target	55th	100%
Maximum	80th	200%

Payouts at performance levels in between the hurdles will be calculated by straight-line interpolation.

The Company estimated the aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC 718, excluding the effect of estimated forfeitures, using the Monte Carlo Approach. In determining the discounted value of the LTIP units, the Company considered the inherent uncertainty that the LTIP units would never reach parity with the other common units of the Operating Partnership and thus have an economic value of zero to the grantee. Additional factors considered in estimating the value of the LTIP units included discounts for illiquidity; expectations for future dividends; risk free interest rates; stock volatility; and economic environment and market conditions.

The grant date fair value of the LTIPs and the assumptions used to estimate the values are as follows:

	Grant Date	Number of Units Granted	Estimated Value per Unit	Volatility	Dividend Yield	Risk-Free Interest Rate
2018 Time-Based LTIP Unit Awards	3/1/2018	97,968	$16.83	26%	—%	2.07%
2018 Performance-Based LTIP Unit Awards	3/1/2018	146,949	$17.02	26%	6.2%	2.37%
2019 Time-Based LTIP Unit Awards	3/1/2019	88,746	$18.45	21%	—%	2.57%
2019 Performance-Based LTIP Unit Awards	3/1/2019	133,107	$18.91	21%	6.2%	2.55%
2020 Time-Based LTIP Unit Awards	3/1/2020	130,206	$13.05	20%	—%	1.06%
2020 Performance-Based LTIP Unit Awards (1)	3/1/2020	195,301	$13.66	20%	8.1%	0.90%
2021 Time-Based LTIP Unit Awards	3/1/2021	132,381	$12.52	78%	—%	0.08%
2021 Performance-Based LTIP Unit Awards	3/1/2021	198,564	$15.91	64%	3.4%	0.30%
2022 Time-Based LTIP Unit Awards	3/1/2022	152,004	$12.33	80%	—%	1.01%
2022 Performance-Based LTIP Unit Awards	3/1/2022	228,000	$18.58	66%	3.5%	1.44%
2023 Time-Based LTIP Unit Awards	3/1/2023	171,171	$11.11	37%	—%	5.11%
2023 Performance-Based LTIP Unit Awards	3/1/2023	256,757	$16.64	69%	3.5%	4.61%

(1) In February 2023, following the end of the measurement period, the Company's TSR met certain criteria and based on the Company's TSR over the measurement period, 234,361 LTIP units vested.

The Company recorded $5.6 million, $5.0 million and $4.3 million in compensation expense related to the LTIP units for years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, there was $7.1 million and $6.5 million, respectively, of total unrecognized compensation cost related to LTIP units. This cost is expected to be recognized over approximately 1.8 years, which represents the weighted average remaining vesting period of the LTIP units.

Board of Trustee Share Compensation

For 2023, 2022 and 2021, each independent trustee was compensated $120 thousand for their services. Each trustee may elect to receive up to 100% of their compensation in the form of shares, but must receive at least 58% in the form of shares. In January 2023, 2022 and 2021, the Company issued 43,378, 34,672 and 40,203 common shares, respectively, to its independent trustees as compensation for services performed in 2022, 2021 and 2020, respectively. The quantity of shares was calculated based on the average of the closing price for the Company's common shares on the NYSE for the last ten trading days preceding the reporting date. On January 16, 2024, the Company distributed 43,670 common shares to its independent trustees for services performed in 2023.

13.   Leases

The Residence Inn San Diego Gaslamp hotel property is subject to a ground lease with an expiration of January 31, 2065 with an extension option by the Company of up to three additional terms of ten years each. Monthly payments are currently $44 thousand per month and increase 10% every 5 years. The hotel is subject to supplemental rent payments annually calculated as 5% of gross revenues during the applicable lease year, minus 12 times the monthly base rent scheduled for the lease year.

The Residence Inn New Rochelle hotel is subject to an air rights lease and garage lease that each expires on December 1, 2104. The lease agreements with the City of New Rochelle cover the space above the parking garage that is occupied by the hotel as well as 128 parking spaces in a parking garage that is attached to the hotel. The annual base rent for the garage lease is the hotel's proportionate share of the city's adopted budget for the operations, management and maintenance of the garage and established reserves to fund the cost of capital repairs. Aggregate rent for 2023 under these leases amounted to $30 thousand per quarter.

The Hilton Garden Inn Marina del Rey hotel is subject to a ground lease with an expiration of December 31, 2067. Minimum monthly payments are currently $47 thousand per month and a percentage rent payment less the minimum rent is due in arrears equal to 5% to 25% of gross income based on the type of income.

The Company entered into a corporate office lease in September 2015. The lease is for a term of 11 years and includes a 12-month rent abatement period and certain tenant improvement allowances. The Company has a renewal option of up to two successive terms of five years each. On June 1, 2023, the Company executed an amendment to the corporate office lease to vacate and surrender possession of 7,374 rentable square feet in exchange for an early termination payment of $0.1 million. The partial termination of this lease required the Company to apply ASC 842 and remeasure the right of use asset and lease liability and recognize those adjustments in the consolidated statement of operations. During the year ended December 31, 2023, the Company recognized a gain from partial lease termination of approximately $0.2 million as a result of this partial termination. The Company shares the space with related parties and is reimbursed for the pro-rata share of rentable space occupied by the related parties.

The Company is the lessee under ground, air rights, garage and office lease agreements for certain of its properties, all of which qualify as operating leases as of December 31, 2023. The leases typically provide multi-year renewal options to extend term as lessee at the Company's option. Option periods are included in the calculation of the lease obligation liability only when options are reasonably certain to be exercised.

In calculating the Company's lease obligations under the various leases, the Company uses discount rates estimated to be equal to what the Company would have to pay to borrow on a collateralized basis over a similar term, for an amount equal to the lease payments, in a similar economic environment. Lease obligations are based on contractually-required cash payments while lease expense is recognized on a straight-line basis.

The following table includes information regarding the Company's total minimum lease payments for which it is the lessee, as of December 31, 2023, for each of the next five calendar years and thereafter (in thousands):

Total Future Lease Payments	Amount	
2024	$	1,875
2025		1,940
2026		1,728
2027		1,272
2028		1,272
Thereafter		62,282
Total lease payments	$	70,369
Less: Imputed interest		(49,561)
Present value of lease liabilities	$	20,808

For the year ended December 31, 2023, the Company made $1.2 million of fixed lease payments and $0.8 million of variable lease payments related to hotel ground leases, which are included in property taxes, ground rent and insurance in our consolidated statement of operations. For the year ended December 31, 2023, the Company made $0.7 million of fixed lease payments related to its corporate office lease, which are included in general and administrative expense in our consolidated statement of operations.

The following tables include information regarding the right of use assets and lease liabilities of the Company as of December 31, 2023:

	Right of Use Asset		Lease Liability	
Balance as of January 1, 2023	$	19,297	$	22,108
Amortization		(625)		(605)
Partial lease termination		(531)		(695)
Balance as of December 31, 2023	$	18,141	$	20,808

Lease Term and Discount Rate	December 31, 2023
Weighted-average remaining lease term (years)	42.08
Weighted-average discount rate	6.89%

14. Commitments and Contingencies

Litigation

The Company is subject to various claims, lawsuits and legal proceedings, including routine litigation arising in the ordinary course of business, regarding the operation of its hotels, its managers and other Company matters. While it is not possible to ascertain the ultimate outcome of such matters, the Company believes that the aggregate identifiable amount of such liabilities, if any, will not have a material adverse impact on its financial condition or results of operations.

Management Agreements

The management agreements with IHM have an initial term of five years and automatically renew for two five-year periods unless IHM provides written notice to us no later than 90 days prior to the then current term's expiration date of their intent not to renew. The IHM management agreements provide for early termination at the Company's option upon sale of any IHM-managed hotel for no termination fee, with six months advance notice. The IHM management agreements may be terminated for cause, including the failure of the managed hotel to meet specified performance levels. Base management fees are calculated as a percentage of the hotel's gross room revenue. If certain financial thresholds are met or exceeded, an incentive management fee is calculated as 10% of the hotel's net operating income less fixed costs, base management fees and a specified return threshold. The incentive management fee is capped at 1% of gross hotel revenues for the applicable calculation.

Management fees totaled approximately $10.6 million, $10.1 million and $7.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Incentive management fees paid to IHM for the years ended years ended December 31, 2023, 2022 and 2021 were $182 thousand, $224 thousand and $35 thousand, respectively.

As of December 31, 2023, certain key terms of the Company's management agreements are (dollars are not in thousands):

Property	Management Company	Base Management Fee	Monthly Accounting Fee	Monthly Revenue Management Fee	Incentive Management Fee Cap
Homewood Suites by Hilton Boston-Billerica/ Bedford/ Burlington	IHM	3.0 %	$1,200	$1,000	1.0 %
Homewood Suites by Hilton Minneapolis-Mall of America	IHM	3.0 %	$1,200	$1,000	1.0 %
Homewood Suites by Hilton Nashville-Brentwood	IHM	3.0 %	$1,200	$1,000	1.0 %
Homewood Suites by Hilton Hartford-Farmington	IHM	3.0 %	$1,200	$1,000	1.0 %
Homewood Suites by Hilton Orlando-Maitland	IHM	3.0 %	$1,200	$1,000	1.0 %
Hampton Inn & Suites Houston-Medical Center	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Long Island Holtsville	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn White Plains	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn New Rochelle	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Garden Grove	IHM	3.0 %	$1,500	$1,000	1.0 %
Homewood Suites by Hilton San Antonio River Walk	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Washington DC	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Tysons Corner	IHM	3.0 %	$1,200	$1,000	1.0 %
Hampton Inn Portland Downtown	IHM	3.0 %	$1,200	$1,000	1.0 %
Courtyard Houston	IHM	3.0 %	$1,500	$1,000	1.0 %
Hyatt Place Pittsburgh North Shore	IHM	3.0 %	$1,500	$1,000	1.0 %
Hampton Inn Exeter	IHM	3.0 %	$1,200	$1,000	1.0 %
Hilton Garden Inn Denver Tech	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn Bellevue	IHM	3.0 %	$1,500	$1,000	1.0 %
SpringHill Suites Savannah	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn Silicon Valley I	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Silicon Valley II	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn San Mateo	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Mountain View	IHM	3.0 %	$1,200	$1,000	1.0 %
Hyatt Place Cherry Creek	IHM	3.0 %	$1,500	$1,000	1.0 %
Courtyard Addison	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn San Diego Gaslamp	IHM	3.0 %	$1,500	$1,000	1.0 %
Hilton Garden Inn Marina del Rey	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn Dedham	IHM	3.0 %	$1,200	$1,000	1.0 %
Residence Inn Il Lugano	IHM	3.0 %	$1,500	$1,000	1.0 %
Hilton Garden Inn Portsmouth	IHM	3.0 %	$1,500	$1,000	1.0 %
Courtyard Summerville	IHM	3.0 %	$1,500	$1,000	1.0 %
Embassy Suites Springfield	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn Summerville	IHM	3.0 %	$1,500	$1,000	1.0 %
Courtyard Dallas	IHM	3.0 %	$1,500	$1,000	1.0 %
Residence Inn Austin Northwest/The Domain Area	IHM	3.0 %	$1,500	$1,000	1.0 %
TownePlace Suites Austin Northwest/The Domain Area	IHM	3.0 %	$1,500	$1,000	1.0 %
Home2 Suites Woodland Hills	IHM	3.0 %	$1,500	$1,000	1.0 %
Hilton Garden Inn Destin Miramar Beach	IHM	3.0 %	$1,500	$1,000	1.0 %

Franchise Agreements

The fees associated with the franchise agreements are calculated as a specified percentage of the hotel's gross room revenue. Franchise and marketing/program fees totaled approximately $24.9 million, $23.7 million and $16.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. The initial terms of the agreements range from 10 to 30 years with the weighted-average expiration being April 2035.

As of December 31, 2023, certain key terms of the Company's franchise agreements are:

Property	Franchise/ Royalty Fee	Marketing/ Program Fee	Expiration
Homewood Suites by Hilton Boston-Billerica/ Bedford/ Burlington	4.0 %	4.0 %	2025
Homewood Suites by Hilton Minneapolis-Mall of America	4.0 %	4.0 %	2025
Homewood Suites by Hilton Nashville-Brentwood	4.0 %	4.0 %	2025
Homewood Suites by Hilton Hartford-Farmington	4.0 %	4.0 %	2025
Homewood Suites by Hilton Orlando-Maitland	4.0 %	4.0 %	2025
Hampton Inn & Suites Houston-Medical Center	6.0 %	4.0 %	2035
Residence Inn Long Island Holtsville	5.5 %	2.5 %	2025
Residence Inn White Plains	5.5 %	2.5 %	2030
Residence Inn New Rochelle	5.5 %	2.5 %	2030
Residence Inn Garden Grove	5.0 %	2.5 %	2031
Homewood Suites by Hilton San Antonio River Walk	4.0 %	4.0 %	2026
Residence Inn Washington DC	5.5 %	2.5 %	2033
Residence Inn Tysons Corner	5.0 %	2.5 %	2031
Hampton Inn Portland Downtown	6.0 %	4.0 %	2032
Courtyard Houston	5.5 %	2.0 %	2030
Hyatt Place Pittsburgh North Shore	5.0 %	3.5 %	2030
Hampton Inn Exeter	6.0 %	4.0 %	2031
Hilton Garden Inn Denver Tech	5.5 %	4.3 %	2028
Residence Inn Bellevue	5.5 %	2.5 %	2033
SpringHill Suites Savannah	5.0 %	2.5 %	2033
Residence Inn Silicon Valley I	5.5 %	2.5 %	2029
Residence Inn Silicon Valley II	5.5 %	2.5 %	2029
Residence Inn San Mateo	5.5 %	2.5 %	2029
Residence Inn Mountain View	5.5 %	2.5 %	2029
Hyatt Place Cherry Creek	5.0 %	3.5 %	2034
Courtyard Addison	5.5 %	2.0 %	2029
Residence Inn San Diego Gaslamp	6.0 %	2.5 %	2035
Hilton Garden Inn Marina del Rey	5.5 %	4.3 %	2030
Residence Inn Dedham	6.0 %	2.5 %	2030
Residence Inn Il Lugano	6.0 %	2.5 %	2045
Hilton Garden Inn Portsmouth	5.5 %	4.0 %	2037
Courtyard Summerville	6.0 %	2.5 %	2037
Embassy Suites Springfield	5.5 %	4.0 %	2037
Residence Inn Summerville	6.0 %	2.5 %	2038
Courtyard Dallas	6.0 %	2.0 %	2038
Residence Inn Austin Northwest/The Domain Area	5.5% to 6.0%	2.5 %	2036
TownePlace Suites Austin Northwest/The Domain Area	3.0% to 5.5%	2.0 %	2041
Home2 Suites Woodland Hills	3.0% to 5.0%	3.0 %	2040
Hilton Garden Inn Destin Miramar Beach	5.5 %	4.0 %	2042

15.   Related Party Transactions

Prior to March 18, 2021, Mr. Fisher owned 52.5% of IHM. During the year ended December 31, 2021, Mr. Fisher acquired the remaining 47.5% ownership interest and as of December 31, 2023, Mr. Fisher owns 100% of IHM. As of December 31, 2023, the Company had hotel management agreements with IHM to manage all 39 of its hotels. Hotel management, revenue management and accounting fees accrued or paid to IHM for the hotels owned by the Company for the years ended December 31, 2023, 2022 and 2021 were $10.6 million, $10.1 million and $7.2 million, respectively. At December 31, 2023 and 2022, the amounts due to IHM were $0.4 million and $0.4 million, respectively. Incentive management fees paid to IHM by the Company for the years ended December 31, 2023, 2022 and 2021 were $182 thousand, $224 thousand and $35 thousand, respectively.

Cost reimbursements from related parties revenue represent reimbursements of costs incurred on behalf of the NewINK JV, the Inland JV and IHM. These costs relate primarily to corporate payroll costs at the NewINK JV and the Inland JV where the Company was the employer and office expenses shared with these entities and IHM. Various shared office expenses and rent are paid by the Company and allocated to IHM based on the amount of square footage occupied by each entity. As the Company records cost reimbursements based upon costs incurred with no added markup, the revenue and related expense has no impact on the Company's operating income or net income. Cost reimbursements are recorded based upon the occurrence of a reimbursed activity.

16.   Subsequent Events

On January 9, 2024, the Company sold the Hilton Garden Inn Denver Tech hotel property in Denver, CO for approximately $18.0 million.

CHATHAM LODGING TRUST
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2023
(in thousands)

Description	Year of Acquisition	Encumbrances	Initial Cost		Cost Cap. Sub. To Acq. Land	Cost Cap. Sub. To Acq. Bldg & Improvements	Gross Amount at End of Year			Bldg & Improvements	Accumulated Depreciation	Year of Original Construction	Depreciation Life
			Land	Buildings & Improvements			Land	Buildings & Improvements	Total				
Homewood Suites Orlando - Maitland, FL	2010	—	$ 1,800	$ 7,200	$ 52	$ 5,288	$ 1,852	$ 12,488	$ 14,340	$ 12,488	$ 5,907	2000	(1)
Homewood Suites Boston - Billerica, MA	2010	14,481	1,470	10,555	48	4,231	1,518	14,786	16,304	14,786	5,664	1999	(1)
Homewood Suites Minneapolis - Mall of America, Bloomington, MN	2010	—	3,500	13,960	19	4,501	3,519	18,461	21,980	18,461	7,438	1998	(1)
Homewood Suites Nashville - Brentwood, TN	2010	—	1,525	9,300	12	4,209	1,537	13,509	15,046	13,509	5,485	1998	(1)
Homewood Suites Hartford - Farmington, CT	2010	—	1,325	9,375	92	4,149	1,417	13,524	14,941	13,524	5,095	1999	(1)
Hampton Inn & Suites Houston - Houston, TX	2010	16,338	3,200	12,709	66	3,286	3,266	15,995	19,261	15,995	5,564	1997	(1)
Residence Inn Holtsville - Holtsville, NY	2010	—	2,200	18,765	—	3,106	2,200	21,871	24,071	21,871	7,351	2004	(1)
Residence Inn White Plains - White Plains, NY	2010	—	2,200	17,677	—	12,723	2,200	30,400	32,600	30,400	11,249	1982	(1)
Residence Inn New Rochelle - New Rochelle, NY	2010	—	—	20,281	9	7,071	9	27,352	27,361	27,352	9,772	2000	(1)
Residence Inn Garden Grove - Garden Grove, CA	2011	29,496	7,109	35,484	57	5,733	7,166	41,217	48,383	41,217	13,484	2003	(1)
Homewood Suites San Antonio - San Antonio, TX	2011	—	5,999	24,764	7	7,207	6,006	31,971	37,977	31,971	11,118	1996	(1)
Residence Inn Washington DC - Washington, DC	2011	—	6,083	22,063	44	9,879	6,127	31,942	38,069	31,942	11,050	1974	(1)
Residence Inn Tyson's Corner - Vienna, VA	2011	—	5,752	28,917	6	3,055	5,758	31,972	37,730	31,972	10,162	2001	(1)
Hampton Inn Portland Downtown - Portland, ME	2012	—	4,315	22,664	(1)	1,423	4,314	24,087	28,401	24,087	6,563	2011	(1)
Courtyard Houston - Houston, TX	2013	—	5,600	27,350	—	3,759	5,600	31,109	36,709	31,109	8,715	2010	(1)
Hyatt Place Pittsburgh - Pittsburgh, PA	2013	—	3,000	35,576	15	1,813	3,015	37,389	40,404	37,389	10,070	2011	(1)
Hampton Inn & Suites Exeter - Exeter, NH	2013	—	1,900	12,350	4	1,161	1,904	13,511	15,415	13,511	3,473	2010	(1)
Hilton Garden Inn Denver Tech - Denver, CO	2013	—	4,100	23,100	5	(3,309)	4,105	19,791	23,896	19,791	6,422	1999	(1)
Residence Inn Bellevue - Bellevue, WA	2013	—	13,800	56,957	—	2,608	13,800	59,565	73,365	59,565	15,773	2008	(1)
SpringHill Suites Savannah - Savannah, GA	2013	27,832	2,400	36,050	1	1,854	2,401	37,904	40,305	37,904	10,116	2009	(1)
Residence Inn Silicon Valley I - Sunnyvale, CA	2014	60,134	42,652	45,846	—	6,292	42,652	52,138	94,790	52,138	31,540	1983	(1)
Residence Inn Silicon Valley II - Sunnyvale, CA	2014	65,609	46,474	50,380	—	7,761	46,474	58,141	104,615	58,141	34,629	1985	(1)
Residence Inn San Mateo - San Mateo, CA	2014	45,100	38,420	31,352	50	5606	38,470	36,958	75,428	36,958	21,808	1985	(1)
Residence Inn Mt. View - Mountain View, CA	2014	35,171	22,019	31,813	29	10,365	22,048	42,178	64,226	42,178	25,093	1985	(1)
Hyatt Place Cherry Creek - Cherry Creek, CO	2014	—	3,700	26,300	—	2,787	3,700	29,087	32,787	29,087	7,055	1987	(1)
Courtyard Addison - Dallas, TX	2014	—	2,413	21,554	—	2,816	2,413	24,370	26,783	24,370	6,253	2000	(1)
Residence Inn Gaslamp - San Diego, CA	2015	—	—	89,040	10	2,163	10	91,203	91,213	91,203	20,743	2009	(1)
Hilton Garden Inn - Marina del Rey, CA	2015	19,023	—	43,210	—	1,164	—	44,374	44,374	44,374	9,420	2013	(1)
Residence Inn - Dedham, MA	2015	—	4,230	17,304	—	2,263	4,230	19,567	23,797	19,567	4,407	1998	(1)
Residence Inn - Ft. Lauderdale, FL	2015	—	9,200	24,048	14	2,750	9,214	26,798	36,012	26,798	5,809	2008	(1)

- continued -

| | | | Initial Cost | | Cost Cap. Sub. To Acq. Land | Cost Cap. Sub. To Acq. Bldg & Improvements | Gross Amount at End of Year | | | Bldg & Improvements | Accumulated Depreciation | Year of Original Construction | Depreciation Life |
Description	Year of Acquisition	Encumbrances	Land	Buildings & Improvements			Land	Buildings & Improvements	Total				
Home2 Suites - Woodland Hills, CA	2017	—	6,500	—	128	56,653	6,628	56,653	63,281	56,653	8,493	2022	(1)
Hilton Garden Inn - Portsmouth, NH	2017	—	3,600	37,630	—	838	3,600	38,468	42,068	38,468	6,084	2006	(1)
Courtyard - Summerville, SC	2017	9,000	2,500	16,923	7	1,040	2,507	17,963	20,470	17,963	2703	2014	(1)
Embassy Suites - Springfield, VA	2017	—	7,700	58,807	—	541	7,700	59,348	67,048	59,348	9,019	2013	(1)
Residence Inn - Summerville, SC	2018	9,500	2,300	17,060	—	292	2,300	17,352	19,652	17,352	2,373	2018	(1)
Courtyard Dallas Downtown - Dallas, TX	2018	24,500	2,900	42,760	—	159	2,900	42,919	45,819	42,919	5,451	2018	(1)
Silicon Valley III - Sunnyvale, CA	2018	—	8,171	—	—	—	8,171	—	8,171	—	—		
Residence Inn Austin Northwest/The Domain Area - Austin, TX	2021	20,850	2,400	33,346	—	223	2,400	33,569	35,969	33,569	2,032	2016	(1)
TownePlace Suites Austin Northwest/The Domain Area - Austin, TX	2021	19,075	2,300	29,347	—	78	2,300	29,425	31,725	29,425	1,776	2021	(1)
Hilton Garden Inn Destin - Miramar Beach, FL	2022	—	4,222	25,246	18	161	4,240	25,407	29,647	25,407	1,164	2020	(1)
Grand Total(s)			$ 288,979	$ 1,087,063	$ 692	$ 187,699	$289,671	$ 1,274,762	$1,564,433	$ 1,274,762	$ 376,323		

(1) Depreciation is computed based upon the following estimated useful lives:

	Years
Building	40
Land improvements	20
Building improvements	5-20

- continued -

Notes:

(a) The change in total cost of real estate assets for the year ended is as follows:

	2023	2022	2021
Balance at the beginning of the year	$ 1,556,453	$ 1,557,060	$ 1,488,830
Acquisitions	—	29,468	67,393
Dispositions during the year	—	(95,385)	—
Capital expenditures and transfers from construction-in-progress	7,980	65,310	837
Investment in Real Estate	$ 1,564,433	$ 1,556,453	$ 1,557,060

(b) The change in accumulated depreciation and amortization of real estate assets for the year ended is as follows:

	2023	2022	2021
Balance at the beginning of the year	$ 328,832	$ 300,731	$ 257,344
Depreciation and amortization	47,491	46,558	43,387
Dispositions during the year	—	(18,457)	—
Balance at the end of the year	$ 376,323	$ 328,832	$ 300,731

(c) The aggregate cost of properties for federal income tax purposes (in thousands) is approximately $1,564,641 as of December 31, 2023.

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Corporate Information

MANAGEMENT

Jeffrey H. Fisher
Chairman of the Board,
Chief Executive Officer
and President

Dennis Craven
Executive Vice President
and Chief Operating Officer

Eric Kentoff
Senior Vice President,
General Counsel and Secretary

Jeremy Wegner
Senior Vice President
and Chief Financial Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
333 SE 2nd Avenue
Miami, FL 33131

BOARD OF TRUSTEES

Bill Brewer
Retired Chief Financial Officer
Education Realty Trust

David J. Grissen
Retired Group President,
Marriott, Intl.

Mary Beth Higgins
Retired CEO
Affinity Gaming

Robert Perlmutter
Retired Chief Operating Officer
The Macerich Company

Rolf E. Ruhfus
Chairman and
Chief Executive Officer
LodgeWorks Corporation

Ethel Isaacs Williams
Retired Corporate Executive

SHAREHOLDER INFORMATION

Investor Relations
Chatham Lodging Trust
222 Lakeview Avenue
Suite 200
West Palm Beach, FL 33401
Tel: 561.802.4477
Fax: 561.835.4125

ANNUAL MEETING

The annual meeting will be held
on May 15, 2024 at 10:00 a.m.
in Chatham's offices.
Address above.

TRANSFER AGENT

EQ Shareowner Services
PO Box 64945
St. Paul, MN 55164-0854

























PREMIUM BRANDS / UPSCALE EXTENDED STAY

Hilton Garden Inn®

EMBASSY SUITES by Hilton™

Hampton Inn®

COURTYARD® BY MARRIOTT

Residence INN® BY MARRIOTT

TOWNEPLACE SUITES® MARRIOTT

HOME2 SUITES BY HILTON™

HOMEWOOD SUITES® Hilton

SPRINGHILL SUITES® BY MARRIOTT

HYATT PLACE™

Chatham Lodging Trust

222 Lakeview Avenue, Suite 200
West Palm Beach, FL 33401
561.802.4477

www.chathamlodgingtrust.com

